SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 000-51016

Exeter Resource Corp.

(Translation of registrant’s name into English)

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 - _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corp.
(Registrant)

Date: May 6, 2008	By:	/s/ Cecil Bond
Chief Financial Officer

Los Araucanos 2106, Providencia, Santiago, Chile
Tel / Fax: +56 2 231 4617 - E mail: willem@etonmining.com

TECHNICAL REPORT
&
PROPOSED EXPLORATION

FOR

CASPICHE PROJECT

REGION III, CHILE

26 April, 2008

Prepared for
EXETER RESOURCE CORPORATION
VANCOUVER, CANADA
By
Glen Van Kerkvoort, BSc (Hons Min. Ex.), RPGeo MAIG
Brisbane, QLD, Australia

and

Dr. Gustavo L.A. Delendatti, PhD., B.Sc (Hons), MAIG,
Mendoza, Argentina

and

Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM
Sydney, NSW, Australia

TABLE OF CONTENTS

LIST OF TABLES	iv
LIST OF FIGURES	v
1. SUMMARY	7
2. INTRODUCTION	9
2.1 Purpose of Technical Report	9
2.2 Sources Of Information	9
2.3 Scope of the Authors’ Inspections of the Property	9
3. RELIANCE ON OTHER EXPERTS	11
4. PROPERTY DESCRIPTION AND LOCATION	12
5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	17
5.1 Access	17
5.2 Climate	17
5.3 Local Resources and Infrastructure	17
5.4 Physiography	17
6. HISTORY	21
7. GEOLOGICAL SETTING	28
7.1 Regional Geology	28
7.2 Local & Property Geology	32
8. DEPOSIT TYPES	35
8.1 Summary Description of Maricunga Belt Mineralization Styles	35
9. MINERALIZATION	37
9.1 Introduction	37
9.2 Caspiche Central	37
9.2.1 Rock types	37
9.2.2 Alteration	37
9.2.3 Mineralization	38
9.2.4 Mineralization Model for Caspiche Central	50
9.3 Caspiche III	51
10. EXPLORATION	53
10.1 Introduction	53
10.2 Work conducted by Exeter	53
10.3 Interpretation and Review of Geophysical Surveys Completed to date	55
10.3.1 Air Magnetics	55
Aeromagnetic Data Reprocessing	56
10.3.2 Ground Magnetics	57
10.3.3 Newcrest Pole-Dipole - Quantec, 1997	59
10.3.4 Zonge 2007 Pole - Dipole	62
10.3.5 Quantec 2006 CSAMT and VLF Surveys	66
Interpretation	66
10.3.6 Zonge MT	68
10.3.7 Discussion	70
11. DRILLING	72

11.1 Introduction	72
11.2 Anglo and Newcrest Drill Programs 1988 to 1998	72
11.3 Exeter Drill Program - 2007	73
11.3.1 Caspiche III	73
11.3.2 Caspiche Porphyry - Caspiche Central	75
11.4 Exeter Drill Program - 2008	75
12. SAMPLING METHOD AND APPROACH	90
12.1 Pre 2007/8 Surface Sampling	90
12.2 Drilling	91
12.2.1 Pre 2006 Drill Campaigns	91
12.2.2 Exeter 2007 Drill Campaigns	91
12.2.3 Exeter 2007/8 Drill Campaign	92
12.2.3.1 2007/8 Diamond drilling	92
12.2.3.2 RC drilling	93
13. SAMPLE PREPARATION, ANALYSES AND SECURITY	95
13.1 Pre 2007/8 Surface Sampling	95
13.2 Previous Drill Campaigns to 2006	95
13.3 Exeter 2006/7 Drill Campaigns	95
13.4 Exeter 2007/8 Drill Campaign	96
13.4.1 Sample preparation	96
13.4.2 Analyses	97
13.4.3 Quality Control	97
13.4.3.1 Assay Standards	97
13.4.3.2 Blanks	100
13.4.3.3 Check Assaying	101
14. DATA VERIFICATION	103
15. ADJACENT PROPERTIES	104
16. MINERAL PROCESSING AND METALLURGICAL TESTING	105
16.1 Newcrest 1997 Metallurgical Testing	105
16.2 Exeter 2007 Metallurgical Testing - Epithermal Zone	106
16.3 Exeter 2007 Metallurgical Testing - Porphyry Zone	106
16.3.1 Composite Selection and Weights	107
16.3.2 Sample Receipt and Test Planning	107
16.3.3 SGS Test Results	108
16.3.4 Future Work	110
17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	111
18. OTHER RELEVANT DATA AND INFORMATION	112
19. INTERPRETATION AND CONCLUSIONS	113
19.1 Interpretation	113
19.2 Conclusions	113
20. RECOMMENDATIONS	114
21. REFERENCES	115

LIST OF TABLES

Table 1	Listing of the concessions that form the Caspiche property.	13
Table 2	Minimum Expenditures and Drilling Requirements under the ORA.	15
Table 3	Anglo Reported Values for 1988 Drilling	22
Table 4	Reported Values for Anglo 1990 Drilling	22
Table 5	Newcrest Reported Best Intercepts from 1996-97 Drill Program	24
Table 6	CSD 014 - Summary Drill Log (see Figures 16 to 19)	39
Table 7	CSD 015 - Summary Drill Log (See Figures 20 to 22)	42
Table 8	CSD 016 - Summary Drill Log (See Figures 23 to 26)	47
Table 9	Significant Results for Newcrest drilling on the Caspiche III Prospect.	52
Table 10	Significant Results from the Caspiche III Prospect	73
Table 11	Significant Results of CSR-013	75
Table 12	Drill Assay Results for Oxide and Sulphide Intervals	76
Table 13	Individual Gold-Copper Drill Assay Results and sample recoveries for holes CSD-014, CSD-015 and CSD-016	78
Table 14	Rock Samples Collected by D. Williams	103
Table 15	Newcrest - Summary of 1997 Met Testwork	105
Table 16	Comparison of Fire Assay and Cyanide Bottle Roll for two significant drillholes.	106
Table 17	Caspiche CSR-013 Metallurgical Composite Selection	107
Table 18	CSR-013 Composites - Calculated Recoveries and Grades	109
Table 19	Forms of Sulphur in CSR-013 Composites	110
Table 20	Caspiche - recommended budget to June 09.	114

LIST OF FIGURES

Figure 1	Mineral Tenement Map of the Caspiche Project.	12
Figure 2	Location Map	18
Figure 3	Project Site Map	19
Figure 4	Caspiche Project looking East. The main areas of exploration activity have been focused on Caspiche Central and Caspiche III.	20
Figure 5	Caspiche Project Looking West.	20
Figure 6	Anglo Soil and Rock Chip Sampling as documented July 2006	21
Figure 7	Anglo Drilling Program - Drill Hole Locations	23
Figure 8	Location of Newcrest Rock Chip, Soil Sampling and MMI Survey.	25
Figure 9	Newcrest Drill Location Map and Airborne Magnetics	25
Figure 10	Metallurgenic Belts of Northern Chile and Argentina	29
Figure 11	Schematic Geology Map of the Maricunga Belt	30
Figure 12	Project Site Map	31
Figure 13	Simplified Project Geology - Caspiche	33
Figure 14	Caspiche Quaternary Cover	34
Figure 15	Generalised Porphyry Model.	36
Figure 16	Silicified tuff from the Silica cap in the upper part of hole CSD-014. Oxide zone. 18.3 to 24.2m	40
Figure 17	Detailed photo of massive silica flooding of felsic tuff.	40
Figure 18	Quartz stockwork overlapping phyllic altered quartz-feldspar stock. 334.14 to 339.13m	41
Figure 19	“A” vein stockwork overlapping phyllic altered quartz-feldspar stock. 695.09 to 702.68m	42
Figure 20	“A” vein stockwork cut potassic altered (with intermediate argillic overprinting) quartz-feldspar stock. 194.00 to 199.28m	44
Figure 21	“A” vein stockwork cutting potassic altered brecciated quartz-feldspar stock. 479.59 to 484.70m.	45
Figure 22	“A” vein stockwork cutting potassic altered (magnetite rich) brecciated diorite stock. 479.59 to 484.70m. Note potassic feldspar in groundmass.	46
Figure 23	Wormy “A” vein stockwork and hydraulic breccia cutting early potassic altered (with argillic overlapping) quartz-feldspar stock. 281.75 to 287.25m. Dark colour in quartz veining is related with sulphide content.	48
Figure 24	Close up view of immiscibility texture in dacite porphyry. Quartz has segregated from the other melt components in the magma predecessor.	48
Figure 25	“A” vein stockwork cutting potassic altered (magnetite rich) diorite stock. 626.00 to 633.44m.	49
Figure 26	“A” vein stockwork cutting potassic altered (magnetite rich) diorite stock. Note potassic feldspar in vein selvages. 783.77 to 790.84m	50
Figure 27	Model for mineralization encountered to date on the Caspiche property.	51
Figure 28	Rock Chip Geochemistry Map for Au	54
Figure 29	Rock Chip Geochemistry Map for Hg	54
Figure 30	Newcrest processed Air Magnetics.	55
Figure 31	Zonge Re-Processed Air Magnetics.	56
Figure 32	Magnetic anomaly 3. The dark line immediately above the altered outcrop is the contact of overlying post mineral volcanics.	57
Figure 33	Ground Magnetics. Compare the linear anomalies extending eastward from the upper right of anomaly 4 with the depth of alluvium in Figure 34.	58

v

Figure 34	Plot of depth of alluvium taken from true depth calculated from Drill Holes.	58
Figure 35	Quantec Pole - Dipole Resistivity -100 Meter Depth Slice	59
Figure 36	Quantec Pole - Dipole Resistivity -300 Meter Depth Slice	60
Figure 37	Quantec Pole - Dipole Resistivity -500 Meter Depth Slice	60
Figure 38	Quantec Pole - Dipole Chargeability -100 Meter Depth Slice	61
Figure 39	Quantec Pole - Dipole Chargeability -300 Meter Depth Slice	61
Figure 40	Quantec Pole - Dipole Chargeability -500 Meter Depth Slice	62
Figure 41	Zonge Pole-Dipole Resistivity, -100 meters.	63
Figure 42	Zonge Pole-Dipole Resistivity, -300 meters	63
Figure 43	Zonge Pole-Dipole Resistivity, -500 meters	64
Figure 44	Zonge Pole-Dipole Chargeability, -100 meters	64
Figure 45	Zonge Pole-Dipole Chargeability, -300 meters	65
Figure 46	Zonge Pole-Dipole Chargeability, -500 meters	65
Figure 47	CSAMT -50 Meter depth	67
Figure 48	CSAMT -200 meter	67
Figure 49	CSAMT -400	68
Figure 50	AMT Line 470460	69
Figure 51	Pole-Dipole Resistivity Inversion Model Line 470460	69
Figure 52	AMT Line 470860	70
Figure 53	Pole-Dipole Resistivity Inversion Model Line 470860	70
Figure 54	Exeter Drill hole locations.	77
Figure 55	Detail plots of Standard G306-1	98
Figure 56	Detail plots of Standard G998-6	98
Figure 57	Detail plots of Standard G999-1	99
Figure 58	Detail plots of Standard G999-2	99
Figure 59	Precision Plot for Analytical Duplicates in holes CSD-014, CSD-015 and CSD-016	100
Figure 60	Control chart for the blanks introduced in CSD-014, CSD-015 and CSD-016.	101
Figure 61	Check assays for gold > 1 ppm in holes CSD-014, CSD-015 and CSD-016	102

1. SUMMARY

The Caspiche gold-copper property (“Caspiche”) is located 120 kilometres southeast of the city of Copiapó in northern Chile, South America. It is situated at the southern end of the Maricunga Belt between Cerro Casale a large undeveloped gold-copper project 12 kilometres to the south and the operating Refugio Gold Mine 15 kilometres to the north.

Caspiche is owned by Minera Anglo American Chile Limitada (“Anglo”) and its affiliate Empresa Minera Mantos Blancos S.A. (“EMABLOS”). Currently Exeter Resource Corporation (“Exeter” or “the Company”) holds an Option and Royalties Agreement (“ORA”) with Anglo covering the 1,262 hectares which constitutes the Caspiche property.

The Maricunga belt, which is host to the Caspiche mineralization, is a metallogenic province of Miocene age that contains numerous gold silver and copper deposits. Erosion of Miocene volcanoes has exposed subvolcanic porphyry stocks, many of which are hydrothermally altered (Muntean, 2001).

The high-sulphidation epithermal deposits, mostly hosted by volcanic rocks, include large-tonnage low grade deposits and bonanza- type veins (e.g., Cerro Casale and La Pepa). The porphyry gold-(copper) deposits (e.g., Refugio, Cerro Casale, La Pepa, Marte, and Lobo) are associated with stockwork quartz veining hosted predominantly by diorite stocks and subvolcanic porphyry intrusions. Since 1980, an aggregate geologic resource of more than 40 million ounces of gold has been discovered in the Maricunga belt.

Historic exploration at Caspiche targeted near surface gold mineralization in the Caspiche Central and Caspiche III sectors of the property. This work was conducted by Anglo from 1986 to 1990 and by Minera Newcrest Chile Limitada (“Newcrest”) from 1996 to 1998. It included an airborne magnetometer survey, limited ground geophysics, limited soil geochemistry, mapping, rock chip sampling and drilling. Within the property boundary the drilling was limited to the Caspiche Central and Caspiche III sectors. At Caspiche Central a total of 32 holes were drilled by Anglo and Newcrest. The drill logs, drill sections and assay sheets for these holes were reviewed for this report.

At Caspiche III Newcrest drilled 20 holes. At the time this drilling was conducted, the area did not form part of the Newcrest joint venture with Anglo. Consequently the exploration data from these holes was never reported to Anglo. Exeter approached Newcrest with the objective of acquiring this missing drill data. The Newcrest response was that they no longer retained copies of the data in their files. A copy was then obtained from a previous employee of Newcrest and authorisation for Exeter to use this data was subsequently obtained from Newcrest Limited Americas head office in Denver, USA.

Alteration textures and mineral assemblages characteristic of an epithermal high sulphidation style system have been observed at Caspiche III. These included massive silica and residual silica altered rocks that form topographic highs. Surrounding these are argillic altered rocks that weathered recessively to form slopes and topographic lows mantled by unconsolidated Quaternary deposits.

Surface rock chip geochemistry from Caspiche III shows elevated values for elements typically associated with high sulphidation style mineralization. These include Au, Ag, Hg and Ba. Selective sampling of surface exposures returned values up to 6.58 ppm Au, 242 ppm Ag and 27.5 ppm Hg. Drilling by Newcrest at Caspiche III reported drill intercepts using 2-metre sample intervals, however the full Newcrest Caspiche III dataset was not available in hardcopy format. A digital version of the final data from the 1998 program was provided to Exeter by a third party and subsequently this missing dataset was submitted to Newcrest who then consented to our use of this data. At report date this Caspiche III drilling dataset is considered non-verifiable by the authors because no quality control data or description was included within it.

The geology of Caspiche consists of two sequences of Tertiary age volcanics and sediments resting disconformably on Jurassic to Cretaceous age volcanics and sediments. Intermediate to felsic porphyries of Eocene to Oligocene age have intruded these sequences in the central portion of the property. Mineralized Miocene quartz diorite porphyry at Caspiche Central intrudes flat lying rhyolite, rhyodacite and andesitic clastic and coherent volcanics. Recent drilling (hole CSD-016) intersected a quartz feldspar porphyry exhibiting liquid immiscibility textures which are evident by irregular interwoven quartz and felsic quartz phyric material as an original lithology texture. Alteration varies laterally from potassic alteration in the central core porphyry areas outward through intermediate argillic and then argillic alteration and finally to a propylitic outer halo. Vertically the potassic alteration grades upward into a zone with an intermediate argillic alteration overprinting the earlier potassic alteration. This then grades upward to the silica cap material which is a component of the overlying high sulphidation epithermal mineralization.

Both Anglo and Newcrest drilled the porphyry mineralization at Caspiche Central. Limited depth drilling and set depth drilling was undertaken. CSR-013 was drilled, at the end of Exeter’s first drill campaign in the 2006-7 field season. The hole drilled through 40 meters of cover before intersecting mineralized bedrock. The hole intersected 304 meters with an average gold grade of 0.9 grams per tonne before ending in mineralization at 344 meters, when the drill rig reached its depth capacity. During the second campaign in 2008 Exeter has drilled a series of deep diamond holes to test the depth extent of mineralization and a number of RC holes aimed at further defining the associated oxide blanket. These holes have intersected broad zones of mineralization, the best to date being 718 meters at 1.0 grams per tonne gold and 0.38% copper from 73 meters in hole CSD-016. A detailed description of the drill planning and execution follows in section 12.1.

Exeter has undertaken a number of geophysics programs on the property in order to assist in delimiting the mineralization at Caspiche Central and Caspiche III and to explore for additional mineralized centres beneath the vast alluvium cover. Ongoing and future exploration will be aimed at developing a resource for the large combined porphyry and high sulphidation system and to drill test targets defined by geophysics and geological modelling.

CASPICHE PROJECT - Technical Report

2. INTRODUCTION

This report has been prepared for Exeter, a Canadian company based in Vancouver, British Columbia and details the current status of exploration activities, and recommends a program and budget for further work at Caspiche, located in Region III, Chile. This “Technical Report” as defined by National Instrument (“NI”) 43-101 Standards of Disclosure for Mineral Projects conforms to the requirements of Form 43-101F1.

2.1	Purpose of Technical Report
On March 28, 2008 Exeter submitted an Annual Information Form (“AIF”). According to section 4.2(1)(f) of NI 43-101 an update is now required of the previous Caspiche Technical Report (Perkins and Beckton, 2007).

2.2	Sources Of Information

The data used in the preparation of this Technical Report comes from six basic sources:

1. Published papers in the Journal of Economic Geology.

2. Unpublished internal company reports.

a. Anglo during the period from 1986 to 1990.

b. Newcrest between the years 1996 to 1998.

3. Oral statements and written documents from Pablo Mir, a lawyer acting as an agent for Exeter.

4. Written documents from Mario O Cantin Almonacid, the Jefe Propiedad Minera (Head of the Lands Department) for Anglo.

5. Exploration data collected by Exeter, supervised by Dr. Gustavo Delendatti as Caspiche Project Manager, and regularly reviewed by Glen Van Kerkvoort in his position as Chief Geologist for Exeter.

6. Material generated by the authors of this report.

2.3	Scope of the Authors’ Inspections of the Property

This report was principally prepared equally by Dr. Gustavo Delendatti, Caspiche Project Manager who spent a total of 138 days on site between November 2007 and April 2008, and Glen Van Kerkvoort, Exeter Chief Geologist who spent a total of 28 days on site between November 2005 and March 2008. The scope of the personal inspections consisted of reviewing previous mapping efforts including sampling, supervising geophysical programs, and the laying out and supervision of both drill programs with the assistance of Exeter personnel. Both Dr. Delendatti and Glen Van Kerkvoort continue to work for Exeter.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

The review of metallurgical testwork described in Section 16 was prepared by Jerry Perkins FAusIMM, at the time of Exeter’s testwork and currently, Vice President - Development and Operations for Exeter. Mr Perkins has spent four days on the Caspiche property and also selected and supervised the laboratory carrying out the testwork for Exeter.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

3. RELIANCE ON OTHER EXPERTS

It is not within the scope of this report to independently verify the legal status or ownership of the mineral properties or the underlying option agreements and transfers of title. The legal status of the Caspiche property was provided by Mario O Cantin Almonacid, the Jefe Propiedad Minera (Head of the Lands Department) for Anglo American Chile. This information was confirmed by Mr Pablo Mir a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill & Mir located in Santiago, Chile. Geological consulting was also completed by Dean Williams in 2005 and 2006. Mr Williams has significant experience of the geology of porphyry and high sulphidation mineralization of the Chilean Cordillera.

In the preparation of this report the authors have relied on data obtained through a review of public and private documents, and on the work undertaken by many geologists employed by companies that have performed work on various sectors of the property. The authors know of no reason for doubting the accuracy of their work or of their conclusions. All sources of information used in the report are referenced in Section 21.0.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

4. PROPERTY DESCRIPTION AND LOCATION

The Caspiche tenements encompass a 1,262 hectare area. The tenement “Caspiche 1-10”, located on level ground was previously selected as a potential camp site or for future mining infrastructure. The geographic centre of the property is located at approximately 27º 41´ south latitude and 69º 18´ west longitude. The coordinates in the Chilean coordinate system (UTM Zone 19), in the datum PSAD, are 471,000 m east and 6,937,000m north.

The Caspiche property consists of nine exploration concessions owned by either Anglo or its affiliate EMABLOS. Of the nine concessions two have been elevated to the status of exploitation concessions and the remaining seven are currently under application for exploitation status (pers. comm.: Mario O Cantin Almonacid, Jefe Propiedad Minera, Anglo). The concessions are listed in Table 1 and displayed on Figure 1.

**Figure 1** **Mineral Tenement Map of the Caspiche Project.**

462,000
464,000
466,000
468,000
470,000
472,000
474,000
6,942,000
6,940,000
6,938,000
6,936,000
6,934,000
Caspiche 1/10
Vega de Caspiche 1/9
Caspiche IV 1/7
Caspiche V 1/20
Caspiche IV 11/16
Caspiche VI 1/25
Caspiche II 1/32
Caspiche VII 1/20
Caspiche III 1/10

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Table 1    Listing of the concessions that form the Caspiche property.
Concession Name	Hectares	Claim Holder	Concession Type
Caspiche 1/10	100	Anglo	Exploitation
Vega de Caspiche 1/9	81	Anglo	Exploitation
Caspiche II 1/32	312	Anglo	Exploitation
Caspiche III 1/10	100	Anglo	Exploitation
Caspiche IV 1/7	70	EMABLOS	Exploitation in Application
Caspiche IV 11/16	2	EMABLOS	Exploitation in Application
Caspiche V 1/20	185	EMABLOS	Exploitation in Application
Caspiche VI 1/25	243	EMABLOS	Exploitation in Application
Caspiche VII 1/20	169	EMABLOS	Exploitation in Application
	1262

The exploitation concessions do not have expiry dates, and are in good standing as at the date of this report. With the exception of the option to acquire granted to the Company, no encumbrances are registered on the properties and they are not affected by the payment of royalties or other obligations in favour of third parties.

The following brief description of the Chilean mining code was provided by Sr. Pablo Mir.

In accordance with Chilean mining legislation, there are two types of mining concessions in Chile; exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions: the titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land, however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.10 per hectare to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as a exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions: The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land, however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Exploitation Concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$5.80 per hectare.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession.

A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

The references made in this document to mining exploitation or exploration concessions being in the process of being constituted refer to applications for mining exploitation or exploration concessions that have been presented before the competent courts, being those authorities entrusted with granting mining concessions, but in respect of which a final decision granting the mining concession has not yet been reached. In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

On October 11, 2005 Exeter entered into an Option and Royalty Agreement (ORA) with Anglo and EMABLOS. The ORA states it is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Camara de Comercio de Santiago A.G.

The agreement covers a suite of seven projects, of which the Caspiche Project is one. According to the terms of the ORA Exeter will gain an option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 2. Upon vesting and commencement of commercial activities Anglo participation in the property will be reduced to a 3% Net Smelter Return (“NSR”), with a minimum annual payment of US$250,000. The NSR is not payable in months when the gold price is below US$325 per ounce, and is not subject to buyout under the terms of the ORA. If, 10 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures.

Exeter drilled 1668 metres (including 150 metres on Troya Project) and spent US$879,655 prior to end Year 1 (January 31, 2007) and drilled an additional 2713 metres and spent an additional US$1,759,290 to end Year 2 (January 31, 2008). Therefore, as of the date of this report Exeter has met drilling and expenditure requirements to the end of year 2 of the agreement, and has fulfilled the total expenditure commitments for the full term of the agreement.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Table 2    Minimum Expenditures and Drilling Requirements under the ORA.

Year	Minimum Expenditures	Minimum Drilling Metres
1	$250,000	1,500
2	$300,000	2,000
3	$400,000	3,000
4	$600,000	4,000
5	$1,000,000	5,000
Totals	$2,550,000	15,500

Concessions are defined by UTM coordinates representing the centre-point of the concession and dimensions (in metres) in north-south and east-west directions. At the point a concession passes from exploration to exploitation it must be surveyed by a licensed land surveyor and the corners of the property are physically marked in the field.

Identified zones of mineralization at Caspiche are described under Section 9.0.

Progress reports by both Anglo and Newcrest mention internal mineral resource estimations. These activities pre-dated the standards established by NI 43-101 and therefore cannot be used to generate NI 43-101 compliant values.

The property has no past production and therefore no associated mining infrastructure exists. Approximately 23 kilometres of dirt roads and tracks were constructed in the past to provide access and establish drill pads. A substantial camp was also constructed but is now in a poor state of repair. The property contains two streams and a small lake.

No pending environmental liabilities are known to exist. In 1997 Newcrest contracted SRK Sudamérica S.A. to make an environmental impact study for the Caspiche project. As part of the study queries were made before the Comisión Nacional del Medio Ambiente (CONAMA). The response of the commission at the time was that the project was pre-existing to the newly implemented environmental regulations and was therefore exempt from them. Newcrest’s conclusion was that it only needed to inform its activities to the Dirección Regional del CONAMA. This information is sourced from the Newcrest 1998 internal company report, which the author has reviewed including the photocopy of the letter mentioned above.

The company has requested a survey of the subterranean and surface water use rights held by third parties located within the area of influence of the Caspiche project area. Once the existing water use rights and their owners have been determined, the Company will determine what actions it will take, possibly including the acquisition of the some of these rights.

In accordance with the Chilean Mining Code any titleholder of a mining concession, whether for exploration or exploitation, shall have the right to establish an occupation easement over the surface land as required for the comfortable exploration or exploitation of its concession. In the event that the surface property owner is not agreeable to grant the easement voluntarily, the titleholder of the mining concession may request said easement before the Courts of Justice who shall grant it upon determination of the compensation for losses as deemed fit.

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The company has requested to the Chilean Government, through the Ministry of Public Land (Bienes Nacionales) the right to use land in the area of the Caspiche project, for its exploration activities. As of the date of this report, this permit application is still being processed.

In the second half of 2007, the Company completed a Declaración de Impacto Ambiental (“DIA”), which was approved by the relevant Chilean regulatory bodies on 22nd November, 2007. Pursuant to the approval, the Company is authorized to develop an exploration campaign including a maximum of 15 drill holes for an aggregate amount of 8,400 meters of drilling. The Company is currently progressing a second stage DIA to provide for a more extensive exploration program. It is anticipated this second stage DIA will be approved by Q3 2008.

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5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Caspiche is accessible by road from the city of Copiapó, the capital of the Province of Copiapó located in Region III of northern Chile (refer to Figures 2 and 3). The principle route departs Copiapó south by paved highway through the town of Tierra Amarillo. At 22 kilometres from Copiapó a left turn-off is taken to the east on a mixed sealed/gravel road, which follows the Quebrada (“gully”) Carrizalillo for 98 kilometres towards the La Guardia community. At this point the road divides, and the route to the project follows the northern fork for 46 kilometres through the El Gato Creek. At the 46 kilometre mark a sign advises “Proyecto Caspiche 17 km” further to the east. The total distance by road is approximately 185km.

5.2	Climate

The climate is typical for these elevations in the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Exploration field seasons generally run from late October through mid May. The operating mines, such as the nearby Refugio Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m.

5.3	Local Resources and Infrastructure

The property is located 120 kilometres southeast of the city of Copiapó. All transport is by private vehicle. The operating Refugio mine, located 15 kilometres north of Caspiche, transports its employees from Copiapó by bus or company owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and Santiago.

Plentiful local semi-skilled and skilled labour is available to comparable mineral projects in the Maricunga region and Chile supplies high quality mining professionals. Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. At Caspiche, two areas of relatively level ground are already under Anglo mineral concessions and the process for obtaining permits for easements and water rights is straightforward in Chile.

Should the project advance to the point of a scoping study, the generalities referred to in the previous paragraph would need to be confirmed by detailed studies. Studies are also required to assess the water rights in the region.

5.4	Physiography

Topography within the property consists of broad open areas of gentle relief with two ridges with limited cliff zones of exposed bedrock. The elevations within the property range from 4,200 and 4,700 metres above mean sea level. Vegetation is limited to grasses and small thorny bushes and small marsh at the junction of creeks. Refer to Figures 4 and 5.

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Figure 2 **Location Map**

TECHNICAL REPORT FOR CASPICHE PROJECT
GENERAL LOCATION MAP
CHANARAL
Rosario del Llano
Pueblo Hundido
Pedernales
Puerto Flamenco
7050000 mN
nca de Oro
7000000 mN
Carrera Pinto
Puquios
Lobo
Marte
Caseron
COPIAPO
Paipote
Tierra Amarilla
Volcan
Refugio
6950000 mN
Angostura
CASPICHE
Pabellon
a Guardia
Cerro Casale
Los Loros
Castilla
uevitas
6900000 mN
Punta de Diaz
erba Buena
Resguardo de Copiapo
Ramadilla
lgarrobal
glesia Colorado
os Caserones
iguerita
Los Realitos
6850000 mN
50km
VALLENAR
Port de Cantarito
El Toro
350000 mE
400000 mE
450000 mE
PSAD56 UTM ZONE 19S

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6. HISTORY

The southwest quadrant of the property was first staked in 1986 by Anglo as part of a generative program covering the entire Maricunga Belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche III mineralization, and staked an additional 2,561 hectares to cover it. At least part of this new ground was not subject to reporting under Newcrest’s agreement with Anglo. Following the decision of the Newcrest group to abandon exploration in South America in 1998 the company withdrew from exploration on all of its ground in Chile, including Caspiche. The ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property.

Commencing in 1986 Anglo conducted three field campaigns at Caspiche. Total exploration expenditures on the property are unknown. A total of 842 rock chip samples were collected, and of these 80 returned values greater than 1 gram per tonne (“g/t”) gold (“Au”). The highest reported value was 5.45 g/t. At Caspiche Central 431 soil samples were collected on an 80 by 40 metre grid (refer to Figure 6). Both the rock chip and soil samples demonstrated that the Caspiche Central sector of the property was strongly anomalous in Au, silver (“Ag”), copper (“Cu”) and arsenic (“As”) over a 650 metre by 300 metre area. Figure 6 shows sample locations for Anglo’s soil and rock chip sampling.

During the 1988 field season Anglo drilled 12 short (approximately 50 metre deep) air core holes for an aggregate of 580 metres. The results are summarised in Table 3 (refer to Figure 7). The drilling produced gold values between 0.1 and 6.5 g/t Au and silver values of between 1 to 40 g/t Ag.

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Table 3    Anglo Reported Values for 1988 Drilling
Hole No.	Average Au (g/T)	Average Ag (g/T)	Intercept length (m)
SHC-1	0.05	0.7	48
SHC-2	0.27	4.3	48
SHC-3	0.13	1.8	48
SHC-4	1.10	4.3	32
SHC-5	1.03	6.1	48
SHC-6	0.32	4.2	48
SHC-7	0.48	10.8	48
SHC-8	0.29	16.8	48
SHC-9	0.09	2.1	48
SHC-10	0.73	1.0	48
SHC-11	0.28	0.7	48
SHC-12	0.32	12.3	46

During the 1990 season, Anglo drilled six RC percussion holes of 150 to 200 metres each for a combined total of 950 metres. Table 4 is reproduced from the Anglo 1990 report and lists the best gold intercepts for the program. It was also reported that SPC-05 contained an overall intercept of 148 metres grading 0.49 g/t Au.

Table 4    Reported Values for Anglo 1990 Drilling
HOLE	TOTAL DEPTH (metres)	BEST GOLD INTERCEPT
		Metres	g/T Au
SPC-01	150	10	0.70
SPC-02	150	10	1.09
SPC-03	150	-	-
SPC-04	150	14	0.56
SPC-05	200	34	0.63
SPC-06	150	8	1.20

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During its first field season of 1996-97 Newcrest conducted geologic mapping, rock geochemistry, a 275 line-kilometre helicopter-borne aeromagnetic survey, 19.4 lineal kilometre IP/Resistivity ground geophysical survey and drilled 3,000 metres in 14 RC percussion holes (Refer to Figure 9). Anomalous gold and copper were located and drill tested at Caspiche Central, and anomalous gold, arsenic mercury and silver were located at Caspiche III. Twelve holes were drilled at Caspiche Central to follow-up on disseminated mineralization discovered by Anglo and the additional testing of newly defined geophysical targets. Two holes were drilled at Caspiche III to follow-up on anomalous Au and Hg surface geochemistry, indicating a potential epithermal-style target. Table 5 lists the best drill intercepts from the drill program.

During the 1997-98 field season, Newcrest conducted a soil geochemistry orientation survey including Mobile Metal Ion (MMI), Enzyme Leach and ICP analyses (Figure 8). A series of advanced geologic investigations were also performed including oxygen isotope, fluid inclusion studies, thin-section petrography and K/Ar geochronology.

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Table 5  Newcrest Reported Best Intercepts from 1996-97 Drill Program

HoleID	From (m)	To (m)	Legth (m)	Au ppm	Cu %	Lithology / Alteration
CDH-2b	64.00	134.00	70.00	0.40	0.02	Oxidised Silica Cap & argillic / silic altered volcanic typical of base of cap
	134.00	154.00	20.00	0.93	0.58	Mixed zones of silicification and argillic with mixed supergene chalcocite and remnant oxide
	154.00	274.00	120.00	0.51	0.27	SULPHIDE; mixed zones epithermal silicification, alunitization, with disseminated pyrite + chalcopyrite
	234.00	270.00	36.00	0.74	0.25	Highest grade portion of the above main mineralized zone
CDH-3	28.00	104.00	76.00	0.47	0.01	Oxidised advanced argillic & argillic? - altered volcanoclastics with trace biotite
	104.00	172.00	68.00	0.41	0.18	Mixed ox / tuff, argillic-phyllic & biotite potassic altered microdiorite porph. with weak qtz-hem-sulphide stockwork & supergene enrich.
	172.00	326.00	154.00	0.63	0.24	sulphide zone; potassic altered feldspar porphyry with qtz+hem - pyrite - K-feldspar + biotite + chalcopyrite + bornite + covellite + stockworks
	232.00	326.00	94.00	0.73	0.23	aa: Best values in bottom of hole
CDH-5	0.00	56.00	56.00	1.03	0.02	Oxidized silica cap
	56.00	126.00	70.00	0.52	0.01	Oxidized quartz-alunite altered dacite
	126.00	200.00	74.00	0.50	0.22	Sulphide, silicified & argilized dacite, 2% pyrite, traces bornite
CDH-12	40.00	50.00	10.00	0.54	0.00	Hydrothermal breccia
	50.00	64.00	14.00	0.38	0.00	Intense advanced argillic and weak silicified altered volcanoclastics
	98.00	144.00	46.00	0.55	0.22	Strong argillic-phyllic altered andesite
CDH-13	214.00	240.00	26.00	0.63	0.31	Strong siliz & pyrite destroyed textures; Original lithol. Rhyodacite of v.f.g. qtz-diorite(?); Best 2m interval 2.60 ppm Au
CDH-14	48.00	56.00	8.00	1.15	0.01	Rhyolite with minor stringer qtz veinlets
	80.00	100.00	20.00	0.34	0.03	Andesite flow or ignimbrite; weak py, mod mix silic + argillic alter
	100.00	120.00	20.00	0.45	0.17	Silicified structure, pyrite native S
	120.00	150.00	30.00	0.66	0.01	Andesite with moder propyll & silicic veins (29 ppm Ag)
	128.00	144.00	16.00	0.80	0.01	Best grade within above intercept (30 ppm Ag)

The oxygen isotope studies were performed by B. Nesbitt and K. Muehlenbachs at the Department of Earth and Atmospheric Science, University of Alberta, Canada. These studies were conducted on samples from different depths from nine Newcrest drill holes from Caspiche Central. They reported a large degree of variation in the d18O values from 5.8 to 17%0 (relative to standard mean ocean water) They concluded that the samples had been affected by diverse processes including hypogene porphyry and oxidation. These d18O values are high compared to those generally associated with Au-Ag epithermal systems, which typically start at 6 - 8%0 and drop off to 0%0.

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The fluid inclusion studies were conducted by A. Skewes on samples from drill hole CDH-03 from a depth of 236 to 240 metres. The inclusions studied came from a 2 millimetre wide quartz-pyrite veinlet. Three types of inclusions were observed: the first were liquid-rich, with high equilibrium temperatures to >582° C and up to 66 wt % equivalent NaCl. The second group of inclusions were vapour-rich created during boiling with mixed equilibrium temperatures from 200 to 380° C and 5 - 11 wt % equivalent NaCl. The third type were vapour rich, produced by boiling, but Skewes was unable to determine which of the other fluid types it was related to. Skewes’ conclusion was that the co-existence of these different fluid inclusion types within the same veinlet meant the superimposition of different alteration events, a phenomenon that was common in the Maricunga Belt.

Two age date determinations, using K/Ar, were performed by C. Mpodozis of the Servicio National de Geologia y Mineria (SERNAGEOMIN) in Santiago, Chile. The first sample from a depth of 236 to 240 metres in hole CDH-03 produced an age of 28.8 +/- 1.4 Ma from a microdiorite porphyry. The second sample came from hole CDH-12 at a depth of 308 to 312 metres. This sample returned an age date of 50.1 +/- 2.5 Ma from a felsic porphyry.

During the 1997-98 field season Newcrest drilled two RC percussion holes south of Caspiche Central that yielded only anomalous Au and Cu values. An additional 18 RC percussion holes were drilled at Caspiche III, however Newcrest did not report the results of these holes to Anglo. At that time this portion of the property was not covered by their joint venture agreement and Newcrest was under no contractual obligation to report the results of this work. Exeter approached Newcrest in an attempt to acquire the missing drill results; however they appeared to no longer reside in the Newcrest geologic database. More recently, missing data from these 22 drill holes (CDH 015 to 036) has been recovered and added to the Caspiche Database. As Exeter was only able to recover the softcopy collar, survey, geology and assay files, significant twinning of old drill holes would be required to verify the validity of the data. Accordingly, the data from the last 22 holes drilled by Newcrest has been used for targeting purposes only.

In October of 1997, GeoDatos S.A.I.C. flew a 275 line-kilometre helicopter-borne aeromagnetic survey. The survey covered 100% of the Caspiche mineral tenements at the time. The survey was flown at an average elevation of 80 metres with 150-metre line spacings and crossing control lines at approximately 1,000-metre intervals. The flight lines were oriented at 060 degrees to cut WNW, NW and N-S striking structural fabrics. The Reduced to Pole of the Total Field Magnetics (“RTP”) is shown on Figure 9. At the latitude of the property the RTP magnetic map usually provides a more intuitive depiction of the magnetics than does the total field magnetic map. The RTP magnetics shows a series of magnetic highs in the central portion of the property. The southern of these is coincident with the magnetite alteration surrounding the porphyries located at Caspiche Central. A stronger magnetic high northeast of Caspiche Central is coincident with a porphyry exposed on the northern margin of the property. This high is associated with two magnetic low anomalies located to the southeast and to the west.

During December 1996 and January 1997 Quantec Chile Limitada (“Quantec”), conducted an IP/Resistivity survey over portions of the Caspiche property. The survey was conducted with 200 metre dipole spacing on a pole-dipole configuration. A total of 8.0 kilometres of the survey were located within the Caspiche property as shown on Figure 9. The survey was exploratory in nature with wide-spaced lines at various orientations.

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Geophysical Line #1 transects the property crossing through Caspiche Central (See Figure 9). The chargeability section clearly shows the “Caspiche porphyry”, the low-grade Au-Cu mineralized microdiorite porphyry, cut by drill hole CDH-03. The potential silica cap of the porphyry, which outcrops at Caspiche Central is well defined in the resistivity pseudo-section. The northern limit of this resistivity anomaly is located beneath Filo Central (Figures 3, 4 and 5).

For detailed information and locations of sampling by Newcrest and Anglo please refer to the previous 43-101 report “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” dated December 24, 2007

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7. GEOLOGICAL SETTING

7.1	Regional Geology

The Caspiche claim block is located in the Maricunga Metallogenetic Belt which is defined as being a linear metallogenic unit containing at least 14 zones of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991, see Figure 10).

The Maricunga Belt is composed of a series of north-south trending chains of andesite to dacite volcanoes (Figure 11). These are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens with Paleozoic-Triassic basement rocks exposed in intervening horst blocks. The volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene (26 - 20 Ma). The second occurred during the middle Miocene (16 - 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene (11 - 7 Ma) and late Miocene to early Pliocene (7 - 5 Ma), respectively and included the formation of two pronounced volcanic edifices Volcán Copiapó and Volcán Jotabeche.

There are two main structural trends affecting the Maricunga belt. The most dominant of these are the north-south to north-northeast trending high-angle reverse faults that bound basement rocks. These form a series of horsts and graben blocks with the Tertiary volcanic rocks, which host the economic mineralization, confined to the graben structures. It is believed the reverse faulting coincided with an east-west compression tectonic regime associated with the onset of flattening of the subduction zone during the early Miocene (20 - 17 Ma).

The second and most important structural orientation in terms of associated economic mineralization are the west-northwest to north-northwest trending structures. These manifest as normal trans-tensional faults, dykes, veins and linear alteration zones. They are in evidence at many of the altered and mineralized zones hosted by late Oligocene to early Miocene volcanic centres.

The Maricunga Belt hosts numerous and large alteration zones that are the result of hydrothermal alteration and oxidation of sulphides in the surface environment. Several of these zones host economic concentrations of metals. The hydrothermal systems exhibit a continuum between porphyry Au-Cu style mineralization and high sulphidation epithermal Au-Ag mineralization. Examples of the porphyry end-member deposits are Refugio, Cerro Casale, Marte and Lobo. High sulphidation end member examples include La Coipa and La Pepa (Figures 11 and 12). Several of the deposits exhibit a strong northwest-southeast structural control to the mineralization. Another characteristic of some deposits in the belt is the superimposition of characteristic porphyry and epithermal alteration textures and alteration mineral assemblages.

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Figure 10 Metallurgenic Belts of Northern Chile and Argentina

PERU
BOLIVIA
50
100
200
150
Altiplano-Puna
20°
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
25°
Ext. Of Easter "Hot Line"
Bajo de la Alumbrera (Late Miocene)
MARICUNGA BELT (Late Olig.-Miocene)
Copiapo
El Indio Belt (Miocene)
Peru-Chile Trench
30°
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km
35°
70°
65°

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Figure 12 Project Site Map

PRINCIPAL DEPOSITS
On Landsat 741 Satellite Imagery
10 Kilometers
VOLCAN
REFUGIO
CASPICHE
CERRO CASALE

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7.2	Local & Property Geology

Local geology consists of three sequences of volcanic and sedimentary rocks separated by dis-conformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age. Unconsolidated Quaternary deposits cover a large portion of the bedrock geology within the property (Figure 13).

The Caspiche Formation is exposed at the western margin of the property. It is composed of columnar jointed andesite lava flows. Approximately one kilometre west of the property boundary the lavas are viewed overlying a sedimentary sequence of rocks which range from volcaniclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of several hundred metres thick. At Caspiche III, at the eastern margin of the property, the formation is crudely stratified with shallow westwardly dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstones separate the pyroclastic horizons. On the northern flank of Caspiche Central the formation contains a pumice rich pyroclastic that is locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lavas.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post date alteration and mineralization. They consist of a lower conglomerate unit, a non-welded pyroclastic unit that contains residual vuggy silica and massive silica altered clasts of the Rio Nevado Formation. The youngest volcanic unit in the formation on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche Central and extending north and south. Locally these exhibit chilled margins and flow banding. Drilling by Anglo and Newcrest indicated the presence of diorite along with several additional porphyry rocks at depth beneath Caspiche Central. Two of these rocks were age dated by Newcrest in 1998 as described above in Section 6.0.

Unconsolidated Quaternary deposits cover over 90% of the Caspiche project area. Figure 14 shows the distribution of debris flows, glacial moraines, colluvium, alluvium and vegas (local term for a dense grassy mat on valley floors, which are common in the Andes). Drilling indicates the Quaternary cover to be up to 80 metres thick.

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetics imagery. Newcrest interpreted several of these lineaments to be major faults zones. One of these is a west-northwest trending structure located between Caspiche Central and Filo Central. At the western margin of the property a north-northeast trending fault is observed where the Caspiche Formation is juxtaposed against the Yeguas Heladas Formation indicating reverse faulting.

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Hydrothermal alteration on the Caspiche property is preferentially developed in the Rio Nevado Formation. At Caspiche Central the prominent outcrops are residual vuggy to massive silica altered and locally have coarse crystalline alunite infilling cavities. Bedrock exposures in road cuts on the flanks of the topographic highs are argillically altered. At Caspiche III zoned alteration is also observed with residual silica alteration restricted to narrow linear structures within more wide spread massive silica flooding. At the eastern boundary of the property the rocks are affected by low temperature chalcedonic silica and argillic mineral assemblages characteristic of steam-heated alteration which is found above the paleo water table in high sulphidation style alteration systems.

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8. DEPOSIT TYPES
The Maricunga Metallogenic Belt contains a number of gold rich +-copper porphyry deposits and high sulphidation gold+-copper+- silver systems. In some cases the high sulphidation systems are juxtaposed or draped over the porphyry style mineralization. These mineralization systems are different from the large porphyry Cu deposits found further to the north.

Both porphyry stockwork gold-copper mineralization and high sulphidation epithermal mineralization styles have been recognized at Caspiche. Work to date has indicated the potential for heap-leach recoverable oxide gold mineralization. Future work will also investigate the flotation recoverable gold/copper sulphide component.

8.1	Summary Description of Maricunga Belt Mineralization Styles

The following description of known Maricunga mineralization is summarised from Vila, T., & Sillitoe, R., 1991 (refer to Figure 15):

Porphyry-type mineralization in the Maricunga Belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.

Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Casale Hill (Aldebaran) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones. Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite- and alunite-rich advanced argillic alteration, which carries barite, native sulfur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type. The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebaran (Cerro Casale).

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Casale Hill.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebaran (Cerro Casale), through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulfur.

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Reconstructed section through a typical porphyry system in the Maricunga belt, northern Chile, to show the transition from gold-(copper)-bearing stockworks to advanced Argillic alteration and high sulphidation epithermal mineralization at shallow levels. In most deposits (Santa Cecilia, La Pepa, Marte, Valy), the stockwork and advanced argillic zones are telescoped, and the polymetallic veins of the transition zone at Aldebran (Cerro Casale) are absent (Vila and Sillitoe, 1991).

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9. MINERALIZATION

9.1	Introduction
Two principal centres of mineralization have been encountered being the Caspiche Central and Caspiche III zones. The Caspiche Central is the most important and this zone contains outcropping high sulphidation epithermal style alteration which hosts disseminated gold in felsic volcanics and dacite quartz-feldspar porphyry intrusives. Drilling has shown the presence of an upper gold bearing oxide zone underlain by a lower gold-copper bearing sulphide zone. Porphyry style stockwork quartz veining containing gold and copper mineralization has been intersected over broad lengths in drill holes, but no porphyry style mineralization has been observed outcropping on the property. This is in part due to the extensive alluvium which covers approximately 90% of the Caspiche property. At Caspiche III only high sulphidation epithermal style alteration has been observed and intersected by drilling to date, though there remains potential for encountering porphyry style mineralization at depth. There also remains potential to encounter additional mineralized centres on the Caspiche property, beneath the alluvium. Exeter has been conducting various geophysics programs and has defined a number of targets which will require drill testing.

9.2	Caspiche Central

9.2.1	Rock types

The rock types exposed and intersected by previous and ongoing drilling comprise pre-mineral Oligocene to syn-mineral Miocene felsic volcanics that are at least in part intruded by a microdiorite. Both these units have been intruded by at least three pre to syn-mineral felsic porphyritic stocks and related intrusion breccias. Post mineral volcanics cover much of the area in the north of the property. In addition various types of quaternary alluvium cover around 90% of the property.

9.2.2	Alteration

Porphyritic units include a quartz feldspar porphyry where primary textures are difficult to see due to the intense alteration. The porphyry seems to have intruded a pre mineral micro-diorite, which has been metasomatised to a mottled biotite, magnetite, albite, kspar assemblage. Andesite porphyry was intercepted by previous Newcrest drilling.

Alteration observed at the Caspiche Central zone is similar to that observed at other combined high sulphidation epithermal-porphyry systems in the Maricunga belt such as at Cerro Casale and Marte-Lobo. Alteration suites can be subdivided into the following categories:
1. Hypogene Epithermal Environment
2. Hypogene Porphyry Environment
3. Supergene overprinting and Oxidation

The Hypogene Epithermal Environment is characterized by siliceous ridges which outcrop on the peripheries of the area where porphyry mineralization has been intersected by drilling. The ridges comprise strongly silicified crystal lithic tuff and quartz feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar has been totally leached from the rock and the matrix replaced by fine silica. These cavities are frequently in filled with crystalline alunite and pyrophylite. This zone is interpreted as an advanced argillic altered silica cap. The silica cap contains structurally controlled tufasite breccias composed of brecciated silica cap material host in a predominantly crystalline alunite matrix. These structural zones can be traced outward to adjacent weakly or un-silicified zones where they are observed as linear zones of vuggy residual silica structures, or “ledges”. Peripheral to the silica caps are zones of recessive clays comprising alunite-pyrophylite-kaolin+-illite.

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Porphyry style mineralization does not crop out on the property, but Hypogene Porphyry Environment alteration is readily observable in diamond drill core. The alteration styles encompasses an inner zone of Potassic alteration that grades outwards to Phyllic alteration, a retrograde Intermediate Argillic alteration that partially overprints both the earlier phases and an outer propylitic alteration.

Potassic alteration comprises an early event of hydrothermal biotite accompanied by magnetite and stockwork “A”, “B”, and sheeted “D” veins. Phyllic alteration is defined by abundant sericite along with clays and a slight increase in the amount pyrite as well as quartz stockwork veining. Much of the potassic alteration observed to date in shallow to intermediate levels of the porphyry has been overprinted by a latter intermediate argillic event. This event is believed to be resultant from supergene overprinting where fluids were drawn down over the hypogene alteration during the waning and associated collapse of the hydrothermal system. This resulted in abundant (3-5%) haematite replacing earlier magnetite both as specularite and red hematite as well as deposition of chlorite replacing hydrothermal biotite. Much of the specularite is the martite species which pseudomorphs magnetite. Minor amounts of magnetite have survived the retrograde intermediate argillic event as indicated by the low magnetic susceptibility readings obtained from drill core whereas significant concentrations of magnetite can be observed downwards. Peripheral propylitic alteration comprises chlorite-epidote-pyrite alteration and the presence of carbonate stockwork veins.

Oxidation affects the system at shallow levels generally ranging from 100 to 150 meters with minor occurrences intersected at over 200 meters depth (e.g. CSR-013). The principal effects are to oxidize pyrite and convert minerals other than silica into kaolin and smectite. The contact between oxide and sulphide material is sharp suggesting that there will not be a large component of mixed ore. Visually the contact is easy to pick and is also geochemically easy to confirm by the depletion of copper in the oxide zone, being generally less than 0.03%.

9.2.3	Mineralization

Two styles of hypogene mineralization have been reported at Caspiche Central being potential heap leachable oxide gold mineralization hosted both within the high sulphidation epithermal silica cap and margins of it as well as oxidised quartz stockwork porphyry material, which is underlain by gold-copper mineralization likewise hosted both in the sulphide zones of the high sulphidation epithermal and quartz stockwork porphyry mineralized rocks.

The porphyry stockwork mineralization comprises multiple generations of stockwork quartz-sulphide-haematite, developed in felsic porphyry stocks, associated intrusion breccias and host diorite and volcanic wall rocks. Copper assays are generally low in the upper epithermal zone because of the effects of leaching in the oxide environment. However in deeper portions of the silica cap, beneath the oxide zone copper is present in the form of disseminated chalcopyrite. There has been no development of a supergene copper (chalcocite) blanket, the inference being that the copper has migrated laterally. There is a slight but notable increase of copper grades within the hypogene porphyry environment as compared with the hypogene epithermal environment. Silver is low overall and is not considered to be of economic importance, but it may be useful for exploration purposes.

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The above described style of mineralization is consistent with the interpretation of a partially eroded high sulphidation epithermal deposit immediately overlying a porphyry style mineralization that exhibits multiple generations of stockwork quartz-sulphide veining. Gold values in the upper oxide zone and gold and copper values in the lower sulphide zones have a good degree of sample-to-sample mineralization continuity. Average values, drill intercept widths and depths are presented below.

The highest surface rock chip values on Caspiche Central reported in the Anglo 1987 report were four samples that averaged 1.9 ppm Au over 10 metres from continuous rock chip sampling of bedrock exposures. Exeter has drilled a number of deep diamond holes into the Caspiche Central mineralized centre. Summary logs and representative core photos are presented in Tables 6 to 8 and Figures 16 to 26.

Table 6  CSD 014 - Summary Drill Log (see Figures 16 to 19)
CSD 014 - Summary Drill Log
From	To	Rock / Alteration / Mineralization Description
(meters)	(meters)
0.00	4.6	Overburden
4.6	65.3
Quartz-feldspar crystal tuff. Strong grey silica flooding and vuggy residual silica (+/- rutile) with alunite and clays filling cavities and replacing feldspars. The original texture is partial to totally obliterated by alteration. Iron oxides staining and filling fractures. Traces of sulphides. OXIDE ZONE

65.3	219.4
Quartz - feldspar crystal tuff with pervasive advanced argillic to argillic alteration. Silica flooding along with alunite and clays replacing feldspars and filling cavities. Sparse narrow silica veinlets (<< 1 mm) up to 202.7 meters where a silica stockwork (frequency 10%) starts. Jarosite and limonite staining and filling fractures. Hypogene sulphides starting from 148 meters. OXIDE to 148

219.4	347.95
Plagioclase - quarts phyric stock. Pervasive phyllic alteration characterized by sericite - pyrite along with black silica flooding (fine grain pyrite rich) and over imposing of moderate to intense stockwork veining of dark grey silica - sulphides and banded silica which in zones configures monolithic hydraulic fracturing breccias. Narrow pyrite veins later cuts the stockwork arrangement. Disseminated pyrite (> 10%) and chalcopyrite associated with clay as well as disseminated in silica. SULPHIDE ZONE.

347.95	620.5
Plagioclase - phyric unit (tuff?). Pervasive phyllic alteration (which includes zones with chlorite) cut by stockwork veining of dark grey silica - sulphides and banded silica which in zones intensifies to monolithic hydraulic fracturing breccias. Narrow pyrite veins later cuts the stockwork arrangement. Disseminated pyrite (> 10%) and chalcopyrite associated with clay as well as disseminated in silica. SULPHIDE ZONE.

620.5	740.67
Plagioclase - phyric unit (tuff?). Pervasive phyllic alteration) cut by sheeted and stockwork veining of granular quartz - sulphides veins cut by pyrite veins (D veins). Disseminated pyrite (5 -10%) and chalcopyrite associated with clay as well as disseminated in silica. SULPHIDE ZONE

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Table 7  CSD 015 - Summary Drill Log (See Figures 20 to 22)

From	To	Rock / Alteration / Mineralization Description
(meters)	(meters)
0.0	57.95	Overburden
57.95	95.7
Feldspar - quartz crystal tuff. Early biotite - haematite - specularite potassic alteration overprinted by supergene pervasive argillic alteration characterized by white clays (kaolinite - smectite) along with retrograde chlorite replacing flaky secondary biotite. Disseminated haematite and specularite (5- 10%). Early wormy veining formed by of white sugary qz (5-10%) cut by sparse “A” and banded “B” veins. Limonite and jarosite on fractures. Original texture poorly preserved by alteration. OXIDE ZONE

95.7	113.7
Quartz - feldspar porphyry stock. Early biotite - hematite - specularite (after magnetite?) potassic alteration followed by retrograde pervasive intermediate argillic alteration characterized by white clays replacing plagioclases and chlorite replacing biotite. Early phase of wormy “A” veining of grey quartz + sulphides + hematite cut by “A” veining and by  < 10 % banded chalcedonic veining (dark in the borders and white in the centre) along with a latest pulse of “D” veinlets (pyrite + silica). Latest pulses of veining use generally the same fractures than earlier therefore cross cut relationships are often no clear. Vein zone between 115.1 m - 117 m formed by 40 - 50 % of banded quartz - sulphide veining (Qz + pyrite + chalcopyrite). SULPHIDE ZONE.

113.7	147.9
Quartz - feldspar porphyry stock. Early biotite - hematite - specularite (after magnetite?) potassic alteration followed by retrograde pervasive intermediate argillic alteration characterized by white clays replacing plagioclases and chlorite replacing biotite. Early phase of wormy “A” veining of grey quartz + sulphides + hematite cut by “A” veining and by  < 10 % banded chalcedonic veining (dark in the borders and white in the centre) along with a latest pulse of “D” veinlets (pyrite + silica). Latest pulses of veining use generally the same fractures than earlier therefore cross cut relationships are often no clear. Vein zone between 115.1 m - 117 m formed by 40 - 50 % of banded quartz - sulphide veining (Qz + pyrite + chalcopyrite). SULPHIDE ZONE.

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147.9	298.0
Quartz - feldspar porphyry stock. Early biotite - hematite (after magnetite?) - specularite potassic with retrograde pervasive argillic to intermediate argillic alteration characterized by white clays and sericite replacing plagioclases and chlorite replacing biotite. Early stockwork phase of “A” veins (dark grey granular quartz + sulphides + haematite) with 10 - 20 % of frequency per meter cut by latest pulse of pyrite - chalcopyrite - silica “D” narrow veinlets. Latest pulses of veining use generally the same fractures than earlier therefore cross cut relationships are often no clear. Disseminated pyrite and chalcopyrite. Limonites and jarosite up to a depth of 290 meters. SULPHIDE ZONE.

298.0	541.5
Diorite stock. Early biotite - hematite (after magnetite?) - specularite potassic with retrograde intermediate argillic alteration characterized by sericite replacing plagioclases and groundmass and chlorite replacing biotite, with decreasing intensity downwards along with the increasing of potassic feldspar in the groundmass. Early stockwork phase of “A” veins (dark grey granular quartz + pyrite + chalcopyrite + haematite + < magnetite) with 15 - 25 % of frequency per meter cut by latest pulse of pyrite - chalcopyrite - silica “D” narrow veinlets. Disseminated and in-veinlets pyrite and chalcopyrite in wall rock. Magnetite tends to increase from a depth of 529 meters. SULPHIDE ZONE

541.5	578.4
Diorite stock. Pervasive biotite - magnetite- potassic feldspar - haematite potassic alteration. Early stockwork phase of “A” veins (dark grey granular quartz + pyrite + chalcopyrite + haematite + < magnetite) with 10 - 20 % of frequency per meter cut by latest pulse of pyrite - chalcopyrite - silica “D” narrow veinlets. Potassic feldspar and sericite in vein selvages. Disseminated and in-veinlets pyrite and chalcopyrite in wall rock. SULPHIDE ZONE.

578.4	658.3
Diorite stock. Pervasive biotite - magnetite- potassic feldspar - haematite potassic alteration. Stockwork and sheeted narrow “A” veins (grey granular quartz + pyrite + chalcopyrite + haematite + < magnetite) with about 10 % of frequency per meter cut by latest pulse of pyrite - chalcopyrite - silica “D” narrow veinlets. Potassic feldspar and sericite in vein selvages. Disseminated and in-veinlets pyrite and chalcopyrite in wall rock. SULPHIDE ZONE.

658.3	1,001.35
Diorite stock. Pervasive blotchy biotite - magnetite- potassic feldspar - potassic alteration. Stockwork and sheeted narrow “A” veins (white granular quartz + traces of sulphides) with about 5-10 % of frequency per meter cut by latest pulse of chalcopyrite - pyrite - silica “D” narrow veinlets. Sparse anhydrite - chalcopyrite “D” veins. Potassic feldspar vein selvages. Disseminated pyrite and chalcopyrite in wall rock. SULPHIDE ZONE.

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Table 8  CSD 016 - Summary Drill Log (See Figures 23 to 26)
CSD 016 - Summary Drill Log
From	To	Rock / Alteration / Mineralization Description
(meters)	(meters)
0.0	73.5	Overburden
73.5	172.5
Quartz - Feldspar porphyry stock, medium grain. Supergene leaching and strong pervasive argillic alteration (kaolinite + sericite + < smectite) through plagioclase phenocristals and groundmass obliterate original texture and overprints earlier potassic alteration. Silica stockwork veining (5 - 10%) of narrow granular quartz “A” veins (white sugary qz < 10 mm width) cut by narrow (< 3 mm) banded silica “B” veining. From 155 meters, “A0” wormy veining (coalescence of “A”veins and UST textures) . Thin specularite veinlets (< 3%) from 115.8 meters. Limonite and < jarosite in fractures. OXIDE ZONE. Sulphide zone starts at 163 meters.

172.5	179.2	Diorite dyke? Strong pervasive argillic alteration, which obliterates original texture. Weak silica veining (< 1%). SULPHIDE ZONE.
179.2	211.3
Quartz - Feldspar porphyry stock. Strong pervasive argillic alteration overprints earlier potassic alteration. Stockwork to hydraulic breccia formed by wormy “A0” type veining (30 - 50%) cut by A1 veins. From 298 meters: increasing on “A” quartz veining (dark gray granular qz + pyrite + chalcopyrite + hematite < 5 mm width). Narrow and sparse “D” veins cut the earlier veining described above. Fine grained disseminated pyrite (< 5%) + chalcopyrite (3%). SULPHIDE ZONE.

211.3	365.0
Quartz - Feldspar porphyry stock. Strong pervasive argillic alteration overprints earlier potassic alteration. Stockwork to hydraulic breccia formed by wormy “A0” type veining (30 - 50%) cut by A1 veins. From 298 meters: increasing on “A” quartz veining (dark gray granular qz + pyrite + chalcopyrite + hematite < 5 mm width). Narrow and sparse “D” veins cut the earlier veining described above. Fine grained disseminated pyrite (< 5%) + chalcopyrite (3%). SULPHIDE ZONE.

365.0	417.0
Quartz - Feldspar porphyry stock. Argillic and intermediate argillic alteration overprints earlier biotite - haematite - specularite (after magnetite?) potassic alteration. Secondary biotita replaced by chlorite and magnetite replaced by hematite. Stockwork to hydraulic breccia dominated by “A1” type veining (20 - 40%) cut by narrow and sparse “D” veins. Fine grained disseminated pyrite (< 5%) + chalcopyrite (3%). SULPHIDE ZONE.

417.0	576.0
Quartz - Feldspar porphyry stock. Early biotite - hematite (after magnetite?) - specularite potassic overprinted by intermediate argillic alteration and argillic alteration in certain zones. Secondary biotite replaced by chlorite and magnetite replaced by hematite. Stockwork to hydraulic breccia dominated by “A1” type veining (20 - 50%) cut by narrow and sparse “D” veins. Fine grained disseminated pyrite (< 5%) + chalcopyrite (3%). SULPHIDE ZONE.

576.0	707.2
Diorite porphyry stock; Medium to fine grain. Moderate pervasive potassic alteration (secondary biotite + magnetite + K spar + hematite + tremolite - actinolite) overprinted by intermediate argillic alteration (chlorite replacing biotite). Disseminated (~ 10%) and in-veinlets hematite. Sericite and potassic feldspar in vein selvages. “A1” silica stockwork veining (10 - 20%; < 5 mm width) cut by narrow pyrite - chalcopyrite D veins. Fine grained disseminated pyrite (< 5%) + chalcopyrite (4%). SULPHIDE ZONE.

707.2	791.75
Diorite porphyry stock; Medium to fine grain. Moderate pervasive P2 potassic alteration (secondary biotite + magnetite + K spar + hematite + tremolite - actinolite) overprinted by intermediate argillic alteration (chlorite replacing biotite). Disseminated (~ 10%) and in-veinlets hematite. Sericite and potassic feldspar in vein selvages. A1 silica stockwork veining (10 - 20%; < 5 mm width) cut by narrow pyrite - chalcopyrite D veins. Sparse anhidrite + sulphides D-veinlets. Fine grained disseminated pyrite (< 2%) + chalcopyrite (3%). SULPHIDE ZONE.

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9.2.4	Mineralization Model for Caspiche Central

Exploration on the Caspiche property indicates that the mineralization encountered to date adheres closely to the model proposed by Vila and Silitoe, 1991 and later authors. Exeter has developed a schematic section to illustrate the interpreted mineralization model for the Caspiche Central Epithermal and Porphyry environments (Figure 27).

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9.3	Caspiche III

The geology at Caspiche III is composed of stratified felsic volcanics. Massive silica and residual silica alteration of these rocks is predominately controlled along west-northwest trending structures of steep-sided linear bedrock exposures surrounded by argillic to advanced argillic alteration. Gold values at surface are generally sporadic with the highest reported value being 6.58 ppm Au from an Exeter selective character sampling of grey silica. This form of silica is often associated with upper levels of mineralization in high sulphidation epithermal systems. At Caspiche III this silica occurs as clasts in narrow hydrothermal breccia dykes, as breccia matrix and in filling fractures.

Williams (2006) collected a selective character sample (number 1536) at UTM coordinates 473,862 m East; 6,937,413 m North, to determine if grey silica which overprints a brecciated west-northwest trending structure was mineralized. Assay values for the sample were highly anomalous; reporting 0.928 ppm Au, 242 ppm Ag, 120 ppm Ba and 27.5 ppm Hg. This association is consistent with a high level within an epithermal high sulphidation system.

Best drill results for the Caspiche III area drilled by Newcrest are presented in Table 9. Only intercepts greater than 1.0 g/t gold equivalent (gold to silver ratio 1:60) are included, and represent drilling from 1996 to 1998, over two field seasons. Refer to Figure 9 for the location of the drill holes. Drilling targeted a flat lying silica pyrite alteration zone.

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Table 9   Significant Results for Newcrest drilling on the Caspiche III Prospect.
Hole	Drilled By	From	To	Width	Au ppm	Ag ppm	Au equiv ppm
CDH-13	Newcrest	218	226	8	1.28	37	1.9

CDH-14	Newcrest	44	56	12	0.82	25	1.2

CDH-18	Newcrest	154	156	2	1.94	9	2.1

CDH-19	Newcrest	226	228	2	0.93	5	1.0

CDH-21	Newcrest	10	12	2	0.78	16	1.0
CDH-21	Newcrest	56	62	6	1.02	5	1.1
CDH-21	Newcrest	66	72	6	1.05	7	1.2
CDH-21	Newcrest	98	100	2	2.63	5	2.7
CDH-21	Newcrest	146	164	18	1.29	17	1.6
CDH-21	Newcrest	194	196	2	0.08	58	1.0

CDH-22	Newcrest	54	56	2	0.34	38	1.0
CDH-22	Newcrest	58	74	16	1.54	27	2.0

CDH-23	Newcrest	70	80	10	0.84	28	1.3
CDH-23	Newcrest	84	92	8	1.02	10	1.2
CDH-23	Newcrest	104	110	6	0.70	18	1.0
CDH-23	Newcrest	112	124	12	3.48	8	3.6
CDH-23	Newcrest	170	172	2	0.08	82	1.4

CDH-27	Newcrest	26	44	18	0.27	15	1.3

CDH-28	Newcrest	116	120	4	1.16	9	1.3

CDH-29	Newcrest	104	106	2	0.01	64	1.1

CDH-31	Newcrest	70	72	2	1.32	2	1.3

CDH-32	Newcrest	34	44	10	0.76	14	1.0
CDH-32	Newcrest	78	82	4	0.01	68	1.1

CDH-33	Newcrest	148	150	2	0.07	80	1.4

CDH-34	Newcrest	34	40	6	1.82	0	1.8
CDH-34	Newcrest	138	140	2	0.01	129	2.1
CDH-34	Newcrest	180	184	4	0.25	395	6.8

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10. EXPLORATION

10.1	Introduction
Exeter entered into the Agreement with Anglo in October, 2005. The original agreement contained seven properties that Exeter began to review during the southern hemisphere 2005-2006 summer field season. All available historic data was reviewed and several one day visits were made to the Caspiche property by Exeter geologists. This was followed with a dedicated effort by a field crew during March to mid May, 2006. During this time the entire project area was mapped (Refer to Figures 13 and 14). Whilst mapping 112 rock chip samples were collected along with 22 PIMA samples (Figures 28 and 29). Geophysics data from surveys conducted by Newcrest has been reprocessed and a number of new geophysics programs have been completed. Exeter is currently on its second drill campaign. To date a total of 25 holes have been completed for almost 10,000 meters drilled to date. Drilling is discussed in detail in Chapter 11 of this report.

10.2	Work conducted by Exeter

1.	All available historic data was compiled into a digital Geographic Information System (GIS).

2.	ASTER mineral model maps and QuickBird high resolution satellite imagery were purchased.

3.	The airborne magnetometer survey raw data was reprocessed by D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada (“Zonge”).

4.	The Newcrest 1998 IP line data was reprocessed by S. Collins of Arctan Consultancy, Sydney, Australia (“Arctan”).

5.	A property wide mapping program was undertaken during which 112 rock chip samples were collected both for checking assays reported from previous workers and for PIMA work.

6.
A Controlled-Source Audible Frequency Magneto Telluric (“CSAMT”) survey was performed with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line kilometres were surveyed by Quantec Chile Limitada (“Quantec”).

7.	The CSAMT and very low frequency (“VLF”) programs were reviewed by John Keiley, independent consultant (former Chief Geophysicist of Barrick).

8.	A program of Pole-Dipole IP surveying was run on 200 meter spaced lines over the Caspiche Central porphyry target and surrounds in 2007.

9.	Natural source Magnetoteluric Surveying (“MT”) is currently underway over a large portion of the property on 200 meter spaced lines.

10.
Utilising the geophysical products, and an interpretation based on hidden resistive bodies aided by mapping, a total of 3547.7 metres were drilled on the property between January and the end of March, 2007.

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11.
Exeter’s second campaign is presently under way with an additional 11 holes drilled for a total of 5214 meters. At the time of writing assays have been received for the first three holes drilled in this campaign.

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10.3	Interpretation and Review of Geophysical Surveys Completed to date

Geophysics programs undertaken over the Caspiche property to date are Air Magnetics, Ground Magnetics, Pole-Dipole by Quantec in 1997, Pole Dipole by Zonge in 2007, CSAMT by Quantec in 2006 and MT by Zonge in 2008.

10.3.1	Air Magnetics
In October of 1997, Geodatos S.A.I.C. flew a 275 line-km helicopter aeromagnetic survey. The survey was flown with a 150-meter line spacing with control cross lines at approximately 1,000-meter intervals and at an average elevation of 80 meters. Flight lines were oriented at 060º. The data was processed by GeoDatos (Figure 30). Exeter obtained the raw data and had it processed by Steve Collins and later reprocessed by Jim Scarbrough of Zonge Chile. Six magnetic anomalies have been defined, two magnetic lows and four magnetic highs (Figures 30 and 31). The Number 2 low anomaly results from thick post-mineral non-magnetic poorly consolidated tuff. The high magnetic anomaly Number 5 results from unaltered magnetic “Jotabech” volcanics which are post mineral. Anomaly 4 is associated with the Caspiche Central porphyry and is due to magnetite alteration. There is neither outcrop nor subcrop in the vicinity of Anomaly 1 so it is uncertain whether it results from fresh magnetite-bearing volcanics or another hydrothermal centre. Anomaly 3 corresponds to a partially buried alteration anomaly. The alteration anomaly is visible on Quickbird and the weak colour anomaly observable on the alteration enhanced Satellite imagery confirms this to be an alteration centre. The area is shown on Figure 34.

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Aeromagnetic Data Reprocessing

Zonge completed a reprocessing project on the previous helicopter-borne magnetic dataset collected by GeoDatos on behalf of Newcrest. Among other work, Zonge:

·	interpolated the data based on the final database from Geosoft;
·	recreated the line parallel noise through directional and wavelength filtering based on the line spacing;
·	sampled and removed the line parallel noise from the database and re-gridded the output
Some of their comments are quoted below

“The GeoDatos data is clearly flawed as it was never correctly levelled unless there is a final levelled database that I can’t find. It seems to me that they tried to level the database using differences between perpendicular tie line paths with traverse lines (ground clearance vs TMI amplitude, plus normalisation), which is the correct way to do it (credit to them) but it won’t work if the GPS and magnetic data is also flawed. Hence, the best compromise at this point is noise removal through grid product filtering.”

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10.3.2	Ground Magnetics
Exeter ran detailed ground magnetics over the Caspiche Central porphyry which confirmed the airborne magnetic anomaly number 4. The survey also highlighted an east-west paleo-channel now infilled by magnetite bearing alluvium comprising predominantly post mineral “Jotabech” volcanic clasts (compare Figures 33 and 34).

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10.3.3	Newcrest Pole-Dipole - Quantec, 1997
During December 1996 and January 1997 Quantec conducted a 19.4 lineal kilometre IP/Resistivity survey over portions of the Caspiche property. The survey was conducted with a 200 meter dipole spacing on a pole-dipole configuration.

The resultant depth slice imagery for resistivity is inconclusive with several weak anomalies that show very little continuity from one depth slice to the next. However the chargeability shows two large anomalies that do have good depth continuity. One of these, the number 2 anomaly on figures 38 to 40 corresponds to the Caspiche porphyry body.

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10.3.4	Zonge 2007 Pole - Dipole
The Zonge Pole-Dipole resistivity shows a strong resistivity low which is located in the vicinity of the Caspiche Central porphyry (Figures 42 and 43). At the shallow level the resistivity anomaly is high reflecting the upper silica cap (Figure 41). But at deeper levels the resistivity is low. This possibly reflects clay mineralogy resultant from the late stage Retrograde Intermediate Argilic overprint. On the deepest -500 meter level resistivity image the resistivity low is confined to the southeast as compared the -300 meter level resistivity. This may be reflecting a fluid flow path (draw down or up flow?) for the hydrothermal fluids which caused the retrograde argillic alteration. On chargeability imagery a series of highs form a rough arcuate pattern located to the west of the Caspiche porphyry (Figures 44 to 46). There is a variation with depth in the areas giving the highest chargeability responses possibly reflecting a complex distribution of pyrite and/or the effects of membrane polarization associated with strong clay alteration.

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10.3.5	Quantec 2006 CSAMT and VLF Surveys

During the months of November and December 2006, Quantec conducted a program of CSAMT surveys and VLF electromagnetic surveys on behalf of Exeter.

The objectives of the geophysical surveys were to map important structures and zones that may be associated with high-sulphidation type epithermal gold mineralization. The CSAMT survey was conducted over a total of 17 survey lines orientated at an angle of 25 degrees from north to the east, and separated by a distance of 250 metres. A dipole spacing of 50 metres was utilized with data collected over a range of frequencies from 1 Hz to 8192 Hz. A total of 29.7 line kilometres of data was collected. Data was inverted using an in-house smooth layer inversion.

The CSAMT data are presented as topographically corrected resistivity vs. elevation cross-sections of the smooth layer inversion. Plan maps of the resistivity at various depths are also presented. The VLF survey was conducted over the same lines as the CSAMT survey. The survey utilized the VLF transmitter in Lualualei, Hawaii, which transmits at a frequency of 21.4 kHz. All data were collected at 25 metre intervals.

There were concerns that the VLF dataset did not deliver the subsurface structural architecture that was hoped. The strong linear anomaly to the northeast is coincident with topography. This feature casts some doubt on the future use of VLF as an exploration tool for the Caspiche project.

Interpretation

The CSAMT program was run principally to identify resistive structural feeder zone targets associated with the high sulphidation silica cap. Seven anomalous zones are indicated on levelled resistivity imagery (Figures 47 to 49). Anomalies 6 and 7 are associated with a reported ridge of post mineral poorly consolidated volcanics. At deeper levels this resistivity anomaly quickly dissipates. This is interpreted as being due to the high porosity of the material combined with the location on a ridge. These factors permit good drainage and hence the water table is depressed. The dry porous material therefore shows up as a resistivity high that coincides with the ridge, but at deeper levels where the water table is intersected the resistivity no longer exists.

Anomalies 1, 2 and 3 are associated with the silica cap at Caspiche Central and anomaly 4 is associated with a similar silica cap at Caspiche III. The anomaly 4 has the greatest depth continuity.

The possibility that a porphyry exists beneath the Caspiche III silica cap, just as at the Caspiche Central porphyry is located beneath a silica cap appears less likely because there is no magnetic high anomaly associated with the Caspiche III silica cap. A magnetic high would be expected to be produced from hydrothermal magnetite associated with an underlying porphyry body. One possible alternative would be that a retrograde magnetite destruction totally destroyed all primary magnetite, but given the magnetic high over the Caspiche Central porphyry which has had such an event this would seem unlikely.

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10.3.6	Zonge MT
Resistivity results from the 2 lines of MT surveying completed to date closely resemble lines from the Zonge 2007 Pole-Dipole survey (see Figures 50 to 53). MT surveying is generally poor quality at shallow levels due to the lack of naturally occurring high frequencies required for shallow penetration; however the results from the shallow MT surveying at Caspiche are comparable with the pole-dipole shallow surveying. Neither of these is as clear as the Controlled Source MT (CSAMT) shallow level readings.

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10.3.7	Discussion
Air magnetics has successfully identified the mineralized Caspiche porphyry centre (Anomaly 5). Two other aeromagnetic targets remain to be tested through drilling. The Number 1 anomaly is only partially covered by the Vega Caspiche property, but this will enable drill testing to check the anomaly. Exeter Drill Hole CSDH-05 came close to testing the aeromagnetic Anomaly 3 target. According to drill logs this hole drilled approximately 120 meters of overburden. The magnetic anomaly correlates to mapped quartz-feldspar porphyry. Alteration mapping shows it as being unaltered. However it appears altered on overflight photographs and alteration enhanced landsat imagery also shows it as being altered. A field inspection is required to determine the validity of constructing an access road on the north side of the Filo Central ridge in order to drill test the anomaly.

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Ground magnetics also delineated the Caspiche porphyry, but it was strongly affected by magnetic float which is up to 70 meters thick. A comparison of the plot of overburden thickness with the ground magnetics plot shows which part of the anomaly is due to magnetic float in the overburden.

The Newcrest Pole-Dipole survey passed over the aeromagnetic Number 4 anomaly associated with the Caspiche Central porphyry mineralization. There was not a strong resistivity response but it shows up as a chargeability anomaly. In contrast the Zonge Pole-Dipole images show the Caspiche Central porphyry as being a strong resistivity low. There are a number of chargeability anomalies but they are displaced from the porphyry centre and have an irregular distribution. On a blind target this may indicate proximity to a porphyry deposit but would not be sufficiently accurate for the planning of drill holes.

CSAMT has been the best method for defining the silica caps at Caspiche Central and Caspiche III, which are seen as shallow resistors. However this method also shows up the Filo Central post mineral volcanics as a resistive anomaly. This is related to topography and a depressed water table in the porous volcanics and is considered to be a false anomaly.

The inversion images produced for the two MT lines run to date closely approximate the inversion imagery for the Zonge Pole-Dipole resistivity on the same lines. This suggests that MT could be used as a cheaper substitute to Pole-Dipole surveying.

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11.	DRILLING

11.1	Introduction

There have been five campaigns of drilling on the Caspiche property by previous operators, results of which are detailed in Section 6.0 of this report. The disseminated/stockwork/sheet vein style of mineralization at Caspiche Central is believed to generally represent the true thickness of the mineralization reported. At Caspiche III the mineralization is believed to be more structurally controlled, however due to insufficient data, the author cannot comment on either the true width or direction of the mineralization encountered.

11.2	Anglo and Newcrest Drill Programs 1988 to 1998

In 1988, Anglo were the first to drill the project using an open-hole Holman rotary air rig with a depth capability of 50 metres. A total of 12 holes for an aggregate of 580 metres were drilled. Cuttings were collected on two-metre intervals and assayed for Au, Ag and Cu. A minute fraction of the drilling cuttings were glued to heavy paper sheets to represent each drill sample. In 1990 Anglo drilled six RC percussion holes for a total of 950 metres using a company owned Falcon 40 drill rig. Beyond the fact that samples were collected over two-metre intervals the Anglo reports do not describe the specific sampling protocol they followed for either of these drill campaigns.

Newcrest performed two phases of RC percussion drilling between 1997 and 1998. The first 3,000 metres was drilled by Bachy S.A. in 1997 with the remaining 532 metres drilled by Ausdrill Chile Ltda. in 1998. Both drill programs used 5 ½ inch down the hole hammers and collected cuttings over two-metre sampling intervals.

The 1997 Newcrest report describes the check assay sample protocol followed for gold assays. The copper and silver assays were not as rigorously controlled because of their lesser commercial values and less problematic analysis. The gold quality control program consisted of three parts:

1.	Insertion of pulp control standards with either a control or blank pulp for every 50 samples, which corresponded to 100 metres of drilling.

2.	ALS Geolab in Copiapó, acting as the primary laboratory, provided in-house pulp checks with duplicate assays on approximately every fifth sample.

3.
During the drilling, two samples were collected for each two metre sample interval. The “original” samples were assayed by ALS Geolab and roughly 6% of the “rig-collected duplicates” were sent for check assaying at ACME laboratories in Santiago, Chile.

The check assays by the ACME laboratory were found to systematically produce higher gold values then that of ALS Geolab. The company conducted further assay checks and sent additional check samples to SGS laboratories in Santiago for analysis. the previous 43-101 report. “Technical Report & Proposed Exploration for Caspiche Project, Region III Chile” dated December 24, 2007, for a listing of the Anglo and Newcrest drill hole location and results.

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11.3	Exeter Drill Program - 2007

The results of the Exeter drill program are divided below into the two prospect areas, Caspiche III and Caspiche Porphyry. For a listing of the drill hole location and assay results, refer to the previous 43-101 report. “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” dated December 24, 2007.

11.3.1	Caspiche III

Exeter’s drilling at Caspiche III during the 2007 field season confirmed the presence of a high-sulphidation epithermal gold system. The mineralization is interpreted to lie within flat lying replacement zones that are probably related to an as yet un-drilled intrusive body. Significant results are summarised below, and presented in further detail in Table 10:

·	16 m at a grade of 1.3 g/t Au and 5 g/t Ag from a down hole depth of 42 m in hole CSR-008

·	36 m at a grade of 1.3 g/t Au and 26 g/t Ag from a down hole depth of 166 m in hole CSR-010

·	12 m at a grade of 1.2 g/t Au and 4 g/t Ag from a down hole depth of 96 m in hole CSR-011

·	16 m at a grade of 2.1 g/t Au and 2 g/t Ag from a down hole depth of 94 m in hole CSR-012

In CSR-008, the gold-silver mineralization is within a stratabound zone similar to one previously drilled in CSR-006, situated at the top of the Rio Nevada volcanic sequence, directly beneath the footwall contact of the overlying Yeguas Heladas conglomerate and felsic tuff formation. Significantly, CSR-010 encountered over 36 metres of mineralization in previously unmineralized shallow andesitic lavas.

Six RC percussion drill holes (CSR-007 to CSR-012) were drilled for a total of 1,676 metres, drilled to test the potential epithermal mineralization. One additional hole of 344m, CSR_013, tested the earlier reported gold porphyry mineralization, approximately 2.5 kilometres to the west, and is described in section 11.3.2 below.

Table 10  Significant Results from the Caspiche III Prospect
Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	AuEq gold:silver ratio 1:60
CSR-001	38	40	2	0.62	0.0	0.62
CSR-001A	36 88 140 180	40 90 142 186	4 2 2 6	0.9 0.6 0.1 0.2	0.0 0.5 31 41	0.9 0.6 0.5 0.9
CSR-002 Including	38 52 (66 94 134 140 152 166 172 186	40 76 72 96 136 148 154 168 178 186.7	2 24 6 2 2 8 2 2 6 0.7	0.02 1.1 3.2 0.04 - 0.07 0.07 0.2 1.7 0.08	74 23 48 37 46 45 67 27 16 100	1.3 1.5 3.9 0.7 0.8 0.8 1.2 0.6 1.9 1.8

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CSR-003	90 96 148 168	92 98 150 172	2 2 2 4	0.01 0.12 0.02 0.85	100 25 26 6	1.7 0.5 0.5 0.9
CSR-006	138 144 222 238	140 166 228 240	2 22 6 2	0.5 1.5 0.7 0.6	1.6 1.6 1.4 1.4	0.5 1.5 0.7 0.6
CSR-007						NSR
CSR-008	34 42 72 94 122 132 152 158 190 198 236 266 294	36 58 76 98 128 142 154 160 194 202 238 270 298	2 16 4 4 6 10 2 2 4 4 2 4 4	0.4 1.3 0.1 0.5 1.2 0.6 0.9 0.4 0.7 0.9 0.6 1.1 2.5	3 5 24 6 3 2 1 2 1 1 1 0 0	0.5 1.4 0.5 0.6 1.2 0.6 0.9 0.5 0.7 0.9 0.6 1.1 2.5
CSR-009	132	136	4	0.2	91	1.7
CSR-010 including	28 36 42 52 74 158 166 174	32 38 46 56 84 160 202 186	4 2 4 4 10 2 36 12	0.04 0.04 0.03 0.02 0.9 0.1 1.3 2.5	26 32 43 63 14 63 26 26	0.5 0.6 0.8 1.1 1.1 1.2 1.7 2.9
CSR-011	30 42 50 76 96 112 120 146 152	34 46 52 84 108 114 128 148 156	4 4 2 8 12 2 8 2 4	1.7 0.6 0.5 0.4 1.2 1.8 0.9 0.02 0.02	3 2 2 13 4 3 12 100* 32	1.7 0.6 0.5 0.6 1.3 1.9 1.1 1.7 0.6
CSR-012	26 50 58 94 120 140 178 316	28 52 68 110 122 160 180 318	2 2 10 16 2 20 2 2	1.8 0.5 0.6 2.1 0.9 0.7 0.4 0.4	8 17 13 2 1 2 2 1	2.0 0.8 0.8 2.2 0.9 0.7 0.5 0.5

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11.3.2	Caspiche Porphyry - Caspiche Central

CSR-013 was sited over a pronounced IP chargeability anomaly, on the one north-south survey line that fully crossed the area. The anomaly was partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous operators.

CSR-013 intersected a wider zone of mineralization, at a higher average grade, than both CDH-2b and CDH-3, although it appears to have intersected the same mineralized microdiorite. The area of the three holes is entirely covered by colluvial material. CSR 013 was drilled at the same declination (60 degrees) and azimuth (240 degrees) as the historical drill holes. The significant results (at a cut off of 0.5 g/t gold) from CSDH 013 are presented in Table 11 below. The minimum sample intercept length is 2 metres.

Table 11  Significant Results of CSR-013
Cut-off grade	From (metres)	To (metres)	Width (metres)	Gold (g/t)	Copper (%)
CSR-013 Bulked Intercepts at 0.5 g/t gold lower cut Bulked Intercept - no lower cut	40 186 200 210 40	164 196 204 344 344	124 10 4 134 304	1.0 0.8 0.7 0.9 0.9	NSR NSR NSR 0.2% 0.1%

Note: NSR = No significant result.

11.4	Exeter Drill Program - 2008

Exeter drilling in 2008 has focused on testing the Caspiche Porphyry as the follow up to CSR-013.

Two diamond rigs have been contracted and remain on site at the time of this report. Drilling commenced in December, 2007 with one rig and little progress until January 2008, when the second rig arrived on site. To the time of this report, CSD-014, 015, 016, 018 and 024 have been drilled, and results have been received for CSD-014, 015 and 016. Results forCSD-018 are awaited, and CSD-024 has yet to be sampled and dispatched to the laboratory for analysis. Significant results are tabulated below (Table 12), and individual assay results for each hole are also included (Table 13). Recoveries are shown with the assay results. Drill holes CSD-025 and CSD-026 are in progress. Drill holes CSD-014, CSD-015, CSD-016, CSD-018 and CSD-024 were terminated at respective depths of 740.67 metres, 1001.35 metres, 791.75 metres, 703.85 metres and 766.25 metres.

One reverse circulation percussion (“RC”) drill rig was secured for drilling for part of March, and this was used to drill a number of holes into the potential oxide zone (CSR-019, 020, 021 and 022) and to pre-collar one hole (CSR-017) which will be completed next field season. A total of 1210 metres were drilled before the rig demobilized. Logging on all RC holes is being conducted at the field base in Copiapo, and no assay results are available at the time of writing this report.

Drilling to date has indicated an oxide zone which is low in copper, and comprises high sulphidation epithermal mineralization and oxidized porphyry. The depth of the oxide zone is variable, and it has been eroded in part. CSR-013, CSD-015 and CSD-016 have surface gravel cover of 40 metres, 57.95 metres and 73 metres respectively. The depth of the oxide zone in drill holes is also shown in Table 12. Due to the probability that the oxide mineralization and the primary mineralization will be beneficiated in different manners, the grades for oxide and sulphide have been quoted separately.

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Table 12 Drill Assay Results for Oxide and Sulphide Intervals
HOLE	OXIDE ZONE (Epithermal and Porphyry)					SULPHIDE ZONE (Porphyry)
	From	To	Width	Gold	Copper	From	To	Width	Gold	Copper
	(meters)	(meters)	(meters)	(g/t)	(%)	(meters)	(meters)	(meters)	(g/t)	(%)
CSR-013	40.00	214.00	174.00	0.88	0.01	214.00	344.00	130.00	0.87	0.22
CSD-014	0.00	148.00	148.00	0.57	0.02	148.00	740.67	592.67	0.44	0.25
CSD-015	57.95	114.00	56.05	0.35	0.02	114.00	1001.35	887.35	0.62	0.27
CSD-016	73.00	165.00	92.00	0.41	0.01	165.00	791.75	626.75	1.08	0.43

Broad widths of primary gold copper porphyry style mineralization have been intersected in CSD-014, CSD-015 and CSD-016, which are drilled on sections 200 metres apart at declinations of 60 degrees to 060 degrees North (see Figure 54 below). Holes CSD-024, CSD-025 are drilled, and CSD-026 will be drilled on alternate sections 200 metres apart (located 100 metres north west of the section having CSD-015, 100 metres north west of CSD-016, and 100 metres north west of CSD-014 respectively) to the south west, having drill collars proximal to the surface projection of the collars of drill holes CSD-014, 015, and 016.

CSD-018 was collared 500 metres north west of CSD-015 to test a strong chargeability anomaly, and encountered 5 -15% pyrite either in fragmental volcanic breccias and lappili tuffs with moderate to strong pervasive argillic alteration. Assay results are not available at the time of writing this report.

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Table 13 Individual Gold-Copper Drill Assay Results and sample recoveries for holes CSD-014, CSD-015 and CSD-016

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-014	0.00	2.00	0.703	<0.01	25.0
CSD-014	2.00	4.00	1.605	<0.01	48.5
CSD-014	4.00	6.00	0.839	0.02	67.0
CSD-014	6.00	8.00	0.624	0.03	100.0
CSD-014	8.00	10.00	0.849	0.02	72.5
CSD-014	10.00	12.00	1.020	0.01	95.5
CSD-014	12.00	14.00	0.556	0.04	96.0
CSD-014	14.00	16.00	0.455	0.01	93.0
CSD-014	16.00	18.00	0.883	0.01	95.0
CSD-014	18.00	20.00	2.550	0.05	80.5
CSD-014	20.00	22.00	0.904	0.05	98.5
CSD-014	22.00	24.00	1.395	0.02	75.0
CSD-014	24.00	26.00	0.704	0.02	97.5
CSD-014	26.00	28.00	0.347	0.02	97.5
CSD-014	28.00	30.00	0.516	0.02	95.5
CSD-014	30.00	32.00	0.469	0.03	90.5
CSD-014	32.00	34.00	0.503	0.02	89.0
CSD-014	34.00	36.00	0.449	0.02	93.0
CSD-014	36.00	38.00	1.200	0.12	98.5
CSD-014	38.00	40.00	0.113	0.01	92.5
CSD-014	40.00	42.00	0.272	<0.01	95.0
CSD-014	42.00	44.00	0.316	<0.01	66.0
CSD-014	44.00	46.00	0.121	<0.01	81.5
CSD-014	46.00	48.00	0.209	<0.01	92.0
CSD-014	48.00	50.00	0.489	<0.01	80.5
CSD-014	50.00	52.00	0.507	<0.01	65.0
CSD-014	52.00	54.00	0.570	<0.01	72.0
CSD-014	54.00	56.00	1.400	<0.01	77.0
CSD-014	56.00	58.00	0.513	<0.01	77.5
CSD-014	58.00	60.00	0.463	<0.01	92.0
CSD-014	60.00	62.00	0.682	<0.01	88.0
CSD-014	62.00	64.00	0.656	0.01	86.5
CSD-014	64.00	66.00	0.590	<0.01	92.5
CSD-014	66.00	68.00	0.521	<0.01	100.0
CSD-014	68.00	70.00	0.197	<0.01	95.0
CSD-014	70.00	72.00	0.212	<0.01	95.5
CSD-014	72.00	74.00	0.664	<0.01	100.0
CSD-014	74.00	76.00	1.810	0.01	98.0
CSD-014	76.00	78.00	0.604	<0.01	99.5
CSD-014	78.00	80.00	0.619	0.01	95.5
CSD-014	80.00	82.00	0.581	0.01	100.0
CSD-014	82.00	84.00	0.301	<0.01	93.5
CSD-014	84.00	86.00	0.356	<0.01	98.0
CSD-014	86.00	88.00	0.261	<0.01	96.0
CSD-014	88.00	90.00	0.400	<0.01	99.5
CSD-014	90.00	92.00	0.524	0.01	100.0
CSD-014	92.00	94.00	0.303	0.01	93.0
CSD-014	94.00	96.00	0.496	<0.01	100.0
CSD-014	96.00	98.00	0.332	<0.01	96.5
CSD-014	98.00	100.00	0.348	<0.01	90.5
CSD-014	100.00	102.00	0.360	<0.01	99.0
CSD-014	102.00	104.00	0.198	0.01	98.0
CSD-014	104.00	106.00	0.376	<0.01	99.0
CSD-014	106.00	108.00	0.546	0.01	96.5
CSD-014	108.00	110.00	0.356	<0.01	99.5
CSD-014	110.00	112.00	0.406	<0.01	99.0
CSD-014	112.00	114.00	0.374	<0.01	100.0
CSD-014	114.00	116.00	0.391	<0.01	99.5
CSD-014	116.00	118.00	0.515	<0.01	100.0
CSD-014	118.00	120.00	0.346	<0.01	100.0
CSD-014	120.00	122.00	0.468	0.01	100.0
CSD-014	122.00	124.00	0.651	0.01	100.0
CSD-014	124.00	126.00	0.592	0.01	100.0
CSD-014	126.00	128.00	0.360	0.02	100.0
CSD-014	128.00	130.00	0.278	0.01	100.0
CSD-014	130.00	132.00	0.377	0.04	100.0
CSD-014	132.00	134.00	0.246	0.18	100.0
CSD-014	134.00	136.00	0.709	0.03	100.0
CSD-014	136.00	138.00	0.496	0.02	100.0
CSD-014	138.00	140.00	0.736	0.03	100.0
CSD-014	140.00	142.00	0.505	0.05	100.0
CSD-014	142.00	144.00	0.413	0.06	100.0
CSD-014	144.00	146.00	0.414	0.08	98.5
CSD-014	146.00	148.00	0.081	0.02	96.5
CSD-014	148.00	150.00	0.345	0.19	100.0
CSD-014	150.00	152.00	0.243	0.11	97.5
CSD-014	152.00	154.00	0.124	0.11	96.5
CSD-014	154.00	156.00	0.345	0.09	97.0
CSD-014	156.00	158.00	0.558	0.17	98.5
CSD-014	158.00	160.00	1.675	0.27	100.0
CSD-014	160.00	162.00	1.030	0.16	100.0
CSD-014	162.00	164.00	0.596	0.17	99.0
CSD-014	164.00	166.00	0.629	0.18	100.0
CSD-014	166.00	168.00	0.445	0.1	100.0
CSD-014	168.00	170.00	0.543	0.15	100.0
CSD-014	170.00	172.00	0.732	0.21	99.5
CSD-014	172.00	174.00	0.740	0.13	100.0
CSD-014	174.00	176.00	0.693	0.15	100.0
CSD-014	176.00	178.00	0.237	0.1	100.0
CSD-014	178.00	180.00	0.307	0.14	100.0
CSD-014	180.00	182.00	0.334	0.21	100.0
CSD-014	182.00	184.00	0.189	0.15	100.0
CSD-014	184.00	186.00	0.321	0.2	100.0
CSD-014	186.00	188.00	0.183	0.18	99.0
CSD-014	188.00	190.00	0.232	0.17	100.0
CSD-014	190.00	192.00	0.132	0.18	100.0
CSD-014	192.00	194.00	0.198	0.19	100.0
CSD-014	194.00	196.00	0.192	0.23	100.0
CSD-014	196.00	198.00	0.231	0.22	100.0
CSD-014	198.00	200.00	0.228	0.21	99.5
CSD-014	200.00	202.00	0.313	0.24	100.0
CSD-014	202.00	204.00	0.310	0.22	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-014	204.00	206.00	0.339	0.22	98.0
CSD-014	206.00	208.00	0.267	0.22	98.5
CSD-014	208.00	210.00	0.223	0.18	100.0
CSD-014	210.00	212.00	0.277	0.22	100.0
CSD-014	212.00	214.00	0.236	0.21	99.0
CSD-014	214.00	216.00	0.730	0.27	100.0
CSD-014	216.00	218.00	1.620	0.16	95.5
CSD-014	218.00	220.00	0.144	0.11	98.0
CSD-014	220.00	222.00	0.393	0.15	98.0
CSD-014	222.00	224.00	0.187	0.14	99.5
CSD-014	224.00	226.00	0.318	0.25	100.0
CSD-014	226.00	228.00	0.274	0.22	100.0
CSD-014	228.00	230.00	0.288	0.2	98.5
CSD-014	230.00	232.00	0.265	0.16	100.0
CSD-014	232.00	234.00	0.402	0.02	100.0
CSD-014	234.00	236.00	0.157	0.16	100.0
CSD-014	236.00	238.00	0.225	0.21	100.0
CSD-014	238.00	240.00	0.365	0.3	100.0
CSD-014	240.00	242.00	0.523	0.33	100.0
CSD-014	242.00	244.00	0.407	0.32	100.0
CSD-014	244.00	246.00	0.242	0.26	98.5
CSD-014	246.00	248.00	0.362	0.36	100.0
CSD-014	248.00	250.00	0.304	0.19	100.0
CSD-014	250.00	252.00	0.360	0.17	100.0
CSD-014	252.00	254.00	0.507	0.21	100.0
CSD-014	254.00	256.00	0.538	0.26	100.0
CSD-014	256.00	258.00	0.174	0.16	99.5
CSD-014	258.00	260.00	0.181	0.16	100.0
CSD-014	260.00	262.00	0.303	0.25	99.5
CSD-014	262.00	264.00	0.424	0.3	100.0
CSD-014	264.00	266.00	0.386	0.26	99.5
CSD-014	266.00	268.00	0.322	0.22	100.0
CSD-014	268.00	270.00	0.168	0.17	100.0
CSD-014	270.00	272.00	0.257	0.18	100.0
CSD-014	272.00	274.00	0.282	0.18	100.0
CSD-014	274.00	276.00	0.259	0.27	99.0
CSD-014	276.00	278.00	0.220	0.27	100.0
CSD-014	278.00	280.00	0.655	0.72	99.0
CSD-014	280.00	282.00	0.275	0.27	100.0
CSD-014	282.00	284.00	0.212	0.23	100.0
CSD-014	284.00	286.00	0.225	0.2	100.0
CSD-014	286.00	288.00	0.201	0.18	100.0
CSD-014	288.00	290.00	0.449	0.26	100.0
CSD-014	290.00	292.00	0.455	0.26	99.0
CSD-014	292.00	294.00	0.312	0.32	99.5
CSD-014	294.00	296.00	0.560	0.38	100.0
CSD-014	296.00	298.00	0.478	0.35	99.5
CSD-014	298.00	300.00	0.226	0.29	100.0
CSD-014	300.00	302.00	0.317	0.27	100.0
CSD-014	302.00	304.00	0.226	0.2	100.0
CSD-014	304.00	306.00	0.420	0.21	96.5
CSD-014	306.00	308.00	0.337	0.29	83.0
CSD-014	308.00	310.00	0.596	0.27	100.0
CSD-014	310.00	312.00	0.601	0.32	99.0
CSD-014	312.00	314.00	0.328	0.36	98.0
CSD-014	314.00	316.00	0.290	0.31	100.0
CSD-014	316.00	318.00	0.400	0.31	100.0
CSD-014	318.00	320.00	0.513	0.31	100.0
CSD-014	320.00	322.00	0.276	0.32	100.0
CSD-014	322.00	324.00	0.186	0.18	100.0
CSD-014	324.00	326.00	0.169	0.16	100.0
CSD-014	326.00	328.00	0.415	0.36	99.0
CSD-014	328.00	330.00	0.413	0.36	99.5
CSD-014	330.00	332.00	0.491	0.4	100.0
CSD-014	332.00	334.00	0.723	0.96	100.0
CSD-014	334.00	336.00	0.242	0.29	100.0
CSD-014	336.00	338.00	0.196	0.2	100.0
CSD-014	338.00	340.00	0.208	0.51	100.0
CSD-014	340.00	342.00	0.324	0.49	95.0
CSD-014	342.00	344.00	0.147	0.17	100.0
CSD-014	344.00	346.00	0.115	0.1	100.0
CSD-014	346.00	348.00	0.128	0.06	100.0
CSD-014	348.00	350.00	0.134	0.1	100.0
CSD-014	350.00	352.00	0.320	0.17	100.0
CSD-014	352.00	354.00	0.412	0.31	98.5
CSD-014	354.00	356.00	0.198	0.16	98.5
CSD-014	356.00	358.00	0.272	0.29	100.0
CSD-014	358.00	360.00	0.641	0.72	98.5
CSD-014	360.00	362.00	0.523	0.28	99.0
CSD-014	362.00	364.00	0.294	0.07	100.0
CSD-014	364.00	366.00	1.260	1.05	99.5
CSD-014	366.00	368.00	0.349	0.2	100.0
CSD-014	368.00	370.00	0.432	0.24	100.0
CSD-014	370.00	372.00	0.123	0.09	99.5
CSD-014	372.00	374.00	0.488	0.35	100.0
CSD-014	374.00	376.00	0.422	0.33	98.5
CSD-014	376.00	378.00	0.325	0.19	99.0
CSD-014	378.00	380.00	0.241	0.17	98.5
CSD-014	380.00	382.00	0.434	0.25	98.5
CSD-014	382.00	384.00	0.201	0.11	100.0
CSD-014	384.00	386.00	0.286	0.27	98.0
CSD-014	386.00	388.00	0.169	0.11	100.0
CSD-014	388.00	390.00	0.390	0.26	99.5
CSD-014	390.00	392.00	0.361	0.27	100.0
CSD-014	392.00	394.00	0.350	0.26	100.0
CSD-014	394.00	396.00	0.337	0.27	100.0
CSD-014	396.00	398.00	0.285	0.32	100.0
CSD-014	398.00	400.00	0.369	0.23	95.0
CSD-014	400.00	402.00	0.548	0.32	100.0
CSD-014	402.00	404.00	0.404	0.28	100.0
CSD-014	404.00	406.00	0.570	0.25	100.0
CSD-014	406.00	408.00	0.231	0.18	99.0
CSD-014	408.00	410.00	0.269	0.19	100.0
CSD-014	410.00	412.00	0.792	0.23	100.0
CSD-014	412.00	414.00	1.005	0.41	100.0
CSD-014	414.00	416.00	0.565	0.23	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-014	416.00	418.00	0.972	0.37	100.0
CSD-014	418.00	420.00	0.679	0.29	98.5
CSD-014	420.00	422.00	0.527	0.34	100.0
CSD-014	422.00	424.00	0.563	0.29	100.0
CSD-014	424.00	426.00	1.160	0.37	100.0
CSD-014	426.00	428.00	0.349	0.22	100.0
CSD-014	428.00	430.00	0.736	0.31	100.0
CSD-014	430.00	432.00	0.705	0.31	100.0
CSD-014	432.00	434.00	0.470	0.3	100.0
CSD-014	434.00	436.00	0.542	0.25	100.0
CSD-014	436.00	438.00	0.478	0.25	100.0
CSD-014	438.00	440.00	0.628	0.34	98.5
CSD-014	440.00	442.00	0.571	0.32	100.0
CSD-014	442.00	444.00	0.639	0.38	100.0
CSD-014	444.00	446.00	0.269	0.23	100.0
CSD-014	446.00	448.00	1.290	0.43	100.0
CSD-014	448.00	450.00	0.454	0.28	100.0
CSD-014	450.00	452.00	0.185	0.34	95.0
CSD-014	452.00	454.00	0.227	0.21	98.5
CSD-014	454.00	456.00	0.200	0.21	100.0
CSD-014	456.00	458.00	0.229	0.09	100.0
CSD-014	458.00	460.00	0.179	0.08	100.0
CSD-014	460.00	462.00	0.166	0.15	98.0
CSD-014	462.00	464.00	0.204	0.21	100.0
CSD-014	464.00	466.00	0.349	0.11	100.0
CSD-014	466.00	468.00	0.199	0.17	100.0
CSD-014	468.00	470.00	0.344	0.16	100.0
CSD-014	470.00	472.00	0.658	0.11	100.0
CSD-014	472.00	474.00	0.300	0.07	98.0
CSD-014	474.00	476.00	0.390	0.13	98.0
CSD-014	476.00	478.00	0.170	0.05	100.0
CSD-014	478.00	480.00	0.533	0.27	100.0
CSD-014	480.00	482.00	0.474	0.24	100.0
CSD-014	482.00	484.00	0.260	0.19	97.5
CSD-014	484.00	486.00	0.338	0.16	87.5
CSD-014	486.00	488.00	0.471	0.41	100.0
CSD-014	488.00	490.00	0.254	0.27	100.0
CSD-014	490.00	492.00	0.233	0.21	100.0
CSD-014	492.00	494.00	0.221	0.22	100.0
CSD-014	494.00	496.00	0.280	0.31	100.0
CSD-014	496.00	498.00	0.196	0.3	100.0
CSD-014	498.00	500.00	0.219	0.18	100.0
CSD-014	500.00	502.00	0.221	0.44	100.0
CSD-014	502.00	504.00	0.198	0.36	100.0
CSD-014	504.00	506.00	0.153	0.28	99.5
CSD-014	506.00	508.00	0.190	0.24	100.0
CSD-014	508.00	510.00	0.272	0.3	100.0
CSD-014	510.00	512.00	0.441	0.33	100.0
CSD-014	512.00	514.00	0.349	0.34	100.0
CSD-014	514.00	516.00	0.260	0.29	100.0
CSD-014	516.00	518.00	0.456	0.23	100.0
CSD-014	518.00	520.00	0.496	0.22	98.5
CSD-014	520.00	522.00	0.802	0.29	100.0
CSD-014	522.00	524.00	0.668	0.3	98.5
CSD-014	524.00	526.00	0.800	0.31	100.0
CSD-014	526.00	528.00	0.512	0.26	100.0
CSD-014	528.00	530.00	0.305	0.31	100.0
CSD-014	530.00	532.00	0.656	0.33	97.0
CSD-014	532.00	534.00	0.620	0.31	100.0
CSD-014	534.00	536.00	0.385	0.4	100.0
CSD-014	536.00	538.00	0.839	0.35	98.0
CSD-014	538.00	540.00	0.238	0.28	100.0
CSD-014	540.00	542.00	0.331	0.3	99.0
CSD-014	542.00	544.00	0.345	0.26	100.0
CSD-014	544.00	546.00	0.259	0.27	100.0
CSD-014	546.00	548.00	0.185	0.22	100.0
CSD-014	548.00	550.00	0.200	0.23	100.0
CSD-014	550.00	552.00	0.208	0.16	100.0
CSD-014	552.00	554.00	0.116	0.1	99.0
CSD-014	554.00	556.00	0.165	0.17	100.0
CSD-014	556.00	558.00	0.140	0.24	100.0
CSD-014	558.00	560.00	0.179	0.29	100.0
CSD-014	560.00	562.00	0.272	0.31	100.0
CSD-014	562.00	564.00	0.288	0.3	100.0
CSD-014	564.00	566.00	0.237	0.22	97.5
CSD-014	566.00	568.00	0.231	0.36	98.0
CSD-014	568.00	570.00	0.272	0.41	99.0
CSD-014	570.00	572.00	0.267	0.29	100.0
CSD-014	572.00	574.00	0.340	0.27	97.5
CSD-014	574.00	576.00	0.519	0.28	100.0
CSD-014	576.00	578.00	0.994	0.34	100.0
CSD-014	578.00	580.00	0.757	0.32	100.0
CSD-014	580.00	582.00	0.955	0.24	97.5
CSD-014	582.00	584.00	0.834	0.25	100.0
CSD-014	584.00	586.00	1.115	0.29	100.0
CSD-014	586.00	588.00	0.482	0.31	100.0
CSD-014	588.00	590.00	0.315	0.33	100.0
CSD-014	590.00	592.00	0.194	0.22	100.0
CSD-014	592.00	594.00	0.319	0.28	100.0
CSD-014	594.00	596.00	0.269	0.26	100.0
CSD-014	596.00	598.00	0.258	0.3	100.0
CSD-014	598.00	600.00	0.226	0.27	100.0
CSD-014	600.00	602.00	0.233	0.3	100.0
CSD-014	602.00	604.00	0.348	0.32	100.0
CSD-014	604.00	606.00	0.471	0.25	97.5
CSD-014	606.00	608.00	0.219	0.19	98.0
CSD-014	608.00	610.00	0.434	0.35	100.0
CSD-014	610.00	612.00	0.524	0.36	100.0
CSD-014	612.00	614.00	0.633	0.27	99.5
CSD-014	614.00	616.00	0.337	0.19	100.0
CSD-014	616.00	618.00	0.332	0.3	100.0
CSD-014	618.00	620.00	0.396	0.3	100.0
CSD-014	620.00	622.00	0.357	0.26	100.0
CSD-014	622.00	624.00	0.318	0.35	100.0
CSD-014	624.00	626.00	0.355	0.31	94.0
CSD-014	626.00	628.00	0.436	0.31	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-014	628.00	630.00	0.478	0.27	100.0
CSD-014	630.00	632.00	0.865	0.32	92.5
CSD-014	632.00	634.00	0.404	0.32	100.0
CSD-014	634.00	636.00	0.545	0.34	100.0
CSD-014	636.00	638.00	0.393	0.3	100.0
CSD-014	638.00	640.00	0.322	0.31	100.0
CSD-014	640.00	642.00	0.463	0.19	99.0
CSD-014	642.00	644.00	0.537	0.22	100.0
CSD-014	644.00	646.00	0.734	0.27	96.5
CSD-014	646.00	648.00	0.796	0.27	100.0
CSD-014	648.00	650.00	0.411	0.25	100.0
CSD-014	650.00	652.00	0.648	0.26	99.5
CSD-014	652.00	654.00	0.637	0.37	100.0
CSD-014	654.00	656.00	0.749	0.25	99.0
CSD-014	656.00	658.00	0.672	0.25	99.5
CSD-014	658.00	660.00	0.606	0.18	99.0
CSD-014	660.00	662.00	0.561	0.17	88.0
CSD-014	662.00	664.00	0.685	0.24	81.5
CSD-014	664.00	666.00	0.630	0.22	99.0
CSD-014	666.00	668.00	0.561	0.24	100.0
CSD-014	668.00	670.00	0.572	0.22	100.0
CSD-014	670.00	672.00	0.596	0.25	100.0
CSD-014	672.00	674.00	0.652	0.24	100.0
CSD-014	674.00	676.00	0.690	0.24	100.0
CSD-014	676.00	678.00	0.655	0.2	100.0
CSD-014	678.00	680.00	0.476	0.27	100.0
CSD-014	680.00	682.00	0.527	0.2	100.0
CSD-014	682.00	684.00	0.629	0.2	100.0
CSD-014	684.00	686.00	0.695	0.24	100.0
CSD-014	686.00	688.00	0.609	0.22	99.5
CSD-014	688.00	690.00	0.672	0.27	99.5
CSD-014	690.00	692.00	0.687	0.23	100.0
CSD-014	692.00	694.00	0.871	0.22	100.0
CSD-014	694.00	696.00	0.714	0.23	99.0
CSD-014	696.00	698.00	0.776	0.22	100.0
CSD-014	698.00	700.00	0.688	0.2	100.0
CSD-014	700.00	702.00	0.862	0.24	100.0
CSD-014	702.00	704.00	0.815	0.23	100.0
CSD-014	704.00	706.00	0.788	0.22	100.0
CSD-014	706.00	708.00	0.550	0.14	100.0
CSD-014	708.00	710.00	0.753	0.17	98.5
CSD-014	710.00	712.00	0.500	0.21	100.0
CSD-014	712.00	714.00	0.451	0.16	97.0
CSD-014	714.00	716.00	0.832	0.24	85.5
CSD-014	716.00	718.00	0.860	0.22	100.0
CSD-014	718.00	720.00	0.676	0.17	100.0
CSD-014	720.00	722.00	0.678	0.19	100.0
CSD-014	722.00	724.00	0.415	0.11	100.0
CSD-014	724.00	726.00	0.411	0.12	100.0
CSD-014	726.00	728.00	0.486	0.21	100.0
CSD-014	728.00	730.00	0.634	0.12	100.0
CSD-014	730.00	732.00	0.661	0.17	100.0
CSD-014	732.00	734.00	0.728	0.17	100.0
CSD-014	734.00	736.00	0.895	0.18	100.0
CSD-014	736.00	738.00	0.633	0.17	100.0
CSD-014	738.00	740.67	0.620	0.18	92.5
CSD-015	0.00	57.95			Overburden
CSD-015	57.95	60.00	0.331	0.01	68.5
CSD-015	60.00	62.00	0.112	0.01	91.0
CSD-015	62.00	64.00	0.083	<0.01	89.5
CSD-015	64.03	66.00	0.231	0.01	96.5
CSD-015	66.06	68.00	0.306	0.01	90.0
CSD-015	68.00	70.00	0.296	0.01	91.5
CSD-015	70.00	72.00	0.338	0.01	100.0
CSD-015	72.00	74.00	0.345	0.02	100.0
CSD-015	74.00	76.00	0.487	0.02	97.0
CSD-015	76.00	78.00	0.385	0.02	98.0
CSD-015	78.00	80.00	0.542	0.02	98.0
CSD-015	80.00	82.00	0.262	0.01	98.5
CSD-015	82.00	84.00	0.399	0.02	100.0
CSD-015	84.00	86.00	0.571	0.02	100.0
CSD-015	86.00	88.00	0.283	0.02	98.5
CSD-015	88.00	90.00	0.258	0.01	94.0
CSD-015	90.00	92.00	0.449	0.01	85.5
CSD-015	92.00	94.00	0.306	0.01	95.0
CSD-015	94.00	96.00	0.446	0.01	97.5
CSD-015	96.00	98.00	0.468	0.01	100.0
CSD-015	98.00	100.00	0.346	0.01	98.5
CSD-015	100.00	102.00	0.390	0.01	97.5
CSD-015	102.00	104.00	0.333	0.01	96.5
CSD-015	104.00	106.00	0.397	0.02	100.0
CSD-015	106.00	108.00	0.424	0.02	100.0
CSD-015	108.00	110.00	0.439	0.03	100.0
CSD-015	110.00	112.00	0.311	0.02	98.0
CSD-015	112.00	114.00	0.243	0.08	96.0
CSD-015	114.00	116.00	0.535	0.93	100.0
CSD-015	116.00	118.00	0.442	0.48	95.5
CSD-015	118.00	120.00	0.499	0.75	97.5
CSD-015	120.00	122.00	0.614	0.28	90.0
CSD-015	122.00	124.00	1.510	0.24	101.0
CSD-015	124.00	126.00	2.140	0.7	94.5
CSD-015	126.00	128.00	0.379	0.64	95.0
CSD-015	128.00	130.00	0.418	0.26	98.0
CSD-015	130.00	132.00	0.469	0.5	96.5
CSD-015	132.00	134.00	0.503	0.82	99.0
CSD-015	134.00	136.00	0.612	0.67	95.5
CSD-015	136.00	138.00	0.419	0.48	99.5
CSD-015	138.00	140.00	0.494	0.51	94.5
CSD-015	140.00	142.00	0.531	0.61	92.0
CSD-015	142.00	144.00	0.536	0.54	50.5
CSD-015	144.00	146.00	0.437	0.61	50.0
CSD-015	146.00	148.00	0.347	0.32	96.5
CSD-015	148.00	150.00	0.428	0.34	97.5
CSD-015	150.00	152.00	0.556	0.3	98.5
CSD-015	152.00	154.00	0.594	0.2	100.0
CSD-015	154.00	156.00	0.725	0.19	99.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-015	156.00	158.00	0.795	0.22	98.0
CSD-015	158.00	160.00	0.556	0.17	97.5
CSD-015	160.00	162.00	0.560	0.17	98.0
CSD-015	162.00	164.00	0.505	0.2	100.0
CSD-015	164.00	166.00	0.607	0.27	100.0
CSD-015	166.00	168.00	0.505	0.22	98.0
CSD-015	168.00	170.00	0.324	0.13	96.5
CSD-015	170.00	172.00	0.565	0.17	99.0
CSD-015	172.00	174.00	0.574	0.15	93.5
CSD-015	174.00	176.00	0.635	0.21	100.0
CSD-015	176.00	178.00	0.476	0.19	100.0
CSD-015	178.00	180.00	0.656	0.22	97.5
CSD-015	180.00	182.00	0.707	0.19	96.0
CSD-015	182.00	184.00	0.752	0.17	99.5
CSD-015	184.00	186.00	0.556	0.27	100.0
CSD-015	186.00	188.00	0.572	0.22	100.0
CSD-015	188.00	190.00	0.557	0.17	100.0
CSD-015	190.00	192.00	0.605	0.25	100.0
CSD-015	192.00	194.00	0.645	0.19	99.0
CSD-015	194.00	196.00	0.585	0.22	100.0
CSD-015	196.00	198.00	0.784	0.17	100.0
CSD-015	198.00	200.00	1.235	0.28	99.0
CSD-015	200.00	202.00	0.582	0.2	98.0
CSD-015	202.00	204.00	0.551	0.16	94.5
CSD-015	204.00	206.00	0.379	0.13	100.0
CSD-015	206.00	208.00	0.387	0.16	100.0
CSD-015	208.00	210.00	0.448	0.14	96.5
CSD-015	210.00	212.00	0.401	0.14	100.0
CSD-015	212.00	214.00	1.005	0.3	98.5
CSD-015	214.00	216.00	0.575	0.13	100.0
CSD-015	216.00	218.00	0.601	0.21	99.0
CSD-015	218.00	220.00	0.552	0.21	96.5
CSD-015	220.00	222.00	0.500	0.2	98.0
CSD-015	222.00	224.00	0.707	0.2	101.5
CSD-015	224.00	226.00	0.569	0.18	98.5
CSD-015	226.00	228.00	0.836	0.28	98.5
CSD-015	228.00	230.00	0.757	0.24	99.0
CSD-015	230.00	232.00	0.515	0.15	100.0
CSD-015	232.00	234.00	0.499	0.14	99.0
CSD-015	234.00	236.00	0.595	0.27	100.0
CSD-015	236.00	238.00	0.543	0.21	100.0
CSD-015	238.00	240.00	0.724	0.3	98.5
CSD-015	240.00	242.00	0.572	0.15	97.5
CSD-015	242.00	244.00	0.511	0.21	95.0
CSD-015	244.00	246.00	0.586	0.25	96.0
CSD-015	246.00	248.00	0.368	0.13	100.0
CSD-015	248.00	250.00	0.529	0.22	98.0
CSD-015	250.00	252.00	0.463	0.24	97.5
CSD-015	252.00	254.00	0.554	0.2	97.0
CSD-015	254.00	256.00	0.705	0.33	98.0
CSD-015	256.00	258.00	0.527	0.26	100.0
CSD-015	258.00	260.00	0.539	0.21	98.0
CSD-015	260.00	262.00	0.737	0.33	100.0
CSD-015	262.00	264.00	0.749	0.33	93.5
CSD-015	264.00	266.00	0.802	0.33	100.0
CSD-015	266.00	268.00	0.474	0.19	100.0
CSD-015	268.00	270.00	0.737	0.26	100.0
CSD-015	270.00	272.00	0.837	0.28	99.5
CSD-015	272.00	274.00	0.692	0.17	98.5
CSD-015	274.00	276.00	0.901	0.28	100.0
CSD-015	276.00	278.00	0.565	0.21	98.0
CSD-015	278.00	280.00	0.767	0.22	97.5
CSD-015	280.00	282.00	0.980	0.22	92.5
CSD-015	282.00	284.00	0.750	0.22	100.0
CSD-015	284.00	286.00	0.980	0.27	97.5
CSD-015	286.00	288.00	0.725	0.19	100.0
CSD-015	288.00	290.00	0.901	0.21	100.0
CSD-015	290.00	292.00	0.757	0.21	100.0
CSD-015	292.00	294.00	0.600	0.21	100.0
CSD-015	294.00	296.00	0.496	0.18	100.0
CSD-015	296.00	298.00	0.589	0.21	96.5
CSD-015	298.00	300.00	0.855	0.23	97.0
CSD-015	300.00	302.00	0.934	0.28	99.0
CSD-015	302.00	304.00	0.189	0.12	98.5
CSD-015	304.00	306.00	0.496	0.2	97.0
CSD-015	306.00	308.00	0.473	0.19	71.5
CSD-015	308.00	310.00	0.749	0.2	100.0
CSD-015	310.00	312.00	0.761	0.2	102.0
CSD-015	312.00	314.00	0.704	0.25	98.0
CSD-015	314.00	316.00	0.728	0.24	100.0
CSD-015	316.00	318.00	0.704	0.32	100.0
CSD-015	318.00	320.00	1.105	0.28	93.5
CSD-015	320.00	322.00	0.798	0.21	97.5
CSD-015	322.00	324.00	0.758	0.26	100.0
CSD-015	324.00	326.00	0.569	0.26	97.0
CSD-015	326.00	328.00	0.649	0.24	100.0
CSD-015	328.00	330.00	0.901	0.27	100.0
CSD-015	330.00	332.00	0.708	0.25	100.0
CSD-015	332.00	334.00	0.708	0.26	100.0
CSD-015	334.00	336.00	0.824	0.21	96.5
CSD-015	336.00	338.00	0.882	0.23	98.0
CSD-015	338.00	340.00	0.679	0.22	99.0
CSD-015	340.00	342.00	0.589	0.19	97.0
CSD-015	342.00	344.00	0.699	0.19	98.0
CSD-015	344.00	346.00	0.570	0.18	98.0
CSD-015	346.00	348.00	0.525	0.18	98.5
CSD-015	348.00	350.00	0.559	0.2	97.5
CSD-015	350.00	352.00	0.782	0.29	98.5
CSD-015	352.00	354.00	0.610	0.21	99.5
CSD-015	354.00	356.00	0.730	0.24	98.5
CSD-015	356.00	358.00	0.783	0.25	100.0
CSD-015	358.00	360.00	0.781	0.25	98.5
CSD-015	360.00	362.00	1.085	0.28	98.5
CSD-015	362.00	364.00	0.717	0.26	100.0
CSD-015	364.00	366.00	1.005	0.27	100.0
CSD-015	366.00	368.00	0.668	0.23	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-015	368.00	370.00	0.778	0.33	100.0
CSD-015	370.00	372.00	0.746	0.3	98.0
CSD-015	372.00	374.00	0.716	0.31	97.5
CSD-015	374.00	376.00	0.446	0.19	98.0
CSD-015	376.00	378.00	0.571	0.26	100.0
CSD-015	378.00	380.00	0.755	0.29	98.0
CSD-015	380.00	382.00	0.698	0.26	93.0
CSD-015	382.00	384.00	1.020	0.38	96.5
CSD-015	384.00	386.00	0.782	0.33	100.0
CSD-015	386.00	388.00	0.857	0.35	99.5
CSD-015	388.00	390.00	0.629	0.25	78.5
CSD-015	390.00	392.00	0.813	0.27	96.5
CSD-015	392.00	394.00	0.693	0.3	100.0
CSD-015	394.00	396.00	0.967	0.29	99.0
CSD-015	396.00	398.00	0.646	0.27	99.0
CSD-015	398.00	400.00	0.563	0.29	99.0
CSD-015	400.00	402.00	0.691	0.24	96.5
CSD-015	402.00	404.00	0.903	0.29	99.0
CSD-015	404.00	406.00	0.667	0.29	99.0
CSD-015	406.00	408.00	1.050	0.37	99.5
CSD-015	408.00	410.00	0.792	0.29	98.0
CSD-015	410.00	412.00	1.005	0.28	95.5
CSD-015	412.00	414.00	0.915	0.26	99.0
CSD-015	414.00	416.00	0.718	0.23	100.0
CSD-015	416.00	418.00	0.697	0.24	100.0
CSD-015	418.00	420.00	0.602	0.21	98.5
CSD-015	420.00	422.00	0.744	0.27	95.0
CSD-015	422.00	424.00	0.807	0.32	99.5
CSD-015	424.00	426.00	0.676	0.27	99.0
CSD-015	426.00	428.00	0.583	0.23	99.5
CSD-015	428.00	430.00	0.557	0.27	99.0
CSD-015	430.00	432.00	0.658	0.36	100.0
CSD-015	432.00	434.00	0.410	0.34	100.0
CSD-015	434.00	436.00	0.413	0.28	96.0
CSD-015	436.00	438.00	0.470	0.35	100.0
CSD-015	438.00	440.00	0.551	0.28	99.0
CSD-015	440.00	442.00	0.513	0.32	97.5
CSD-015	442.00	444.00	0.533	0.29	100.0
CSD-015	444.00	446.00	0.560	0.37	100.0
CSD-015	446.00	448.00	0.836	0.45	96.0
CSD-015	448.00	450.00	0.592	0.28	93.5
CSD-015	450.00	452.00	0.766	0.28	98.0
CSD-015	452.00	454.00	0.659	0.28	100.0
CSD-015	454.00	456.00	0.617	0.25	97.5
CSD-015	456.00	458.00	0.984	0.38	97.0
CSD-015	458.00	460.00	0.934	0.32	97.0
CSD-015	460.00	462.00	0.751	0.31	93.5
CSD-015	462.00	464.00	0.840	0.24	98.5
CSD-015	464.00	466.00	0.846	0.32	97.0
CSD-015	466.00	468.00	0.826	0.26	100.0
CSD-015	468.00	470.00	1.240	0.39	97.0
CSD-015	470.00	472.00	1.095	0.33	96.0
CSD-015	472.00	474.00	0.787	0.24	99.5
CSD-015	474.00	476.00	1.080	0.25	100.0
CSD-015	476.00	478.00	1.175	0.31	100.0
CSD-015	478.00	480.00	1.095	0.3	100.0
CSD-015	480.00	482.00	1.025	0.33	100.0
CSD-015	482.00	484.00	2.250	0.48	95.0
CSD-015	484.00	486.00	1.440	0.41	97.5
CSD-015	486.00	488.00	0.827	0.29	98.5
CSD-015	488.00	490.00	1.055	0.3	97.0
CSD-015	490.00	492.00	0.899	0.44	99.0
CSD-015	492.00	494.00	1.100	0.43	99.0
CSD-015	494.00	496.00	0.978	0.36	98.0
CSD-015	496.00	498.00	1.050	0.31	99.5
CSD-015	498.00	500.00	0.800	0.23	100.0
CSD-015	500.00	502.00	0.681	0.26	100.0
CSD-015	502.00	504.00	0.876	0.32	97.5
CSD-015	504.00	506.00	0.688	0.26	91.5
CSD-015	506.00	508.00	0.659	0.28	99.0
CSD-015	508.00	510.00	0.674	0.25	100.0
CSD-015	510.00	512.00	0.749	0.25	97.0
CSD-015	512.00	514.00	0.636	0.21	93.0
CSD-015	514.00	516.00	0.960	0.29	99.0
CSD-015	516.00	518.00	0.961	0.28	97.0
CSD-015	518.00	520.00	0.828	0.24	99.0
CSD-015	520.00	522.00	0.739	0.21	99.5
CSD-015	522.00	524.00	0.913	0.36	98.5
CSD-015	524.00	526.00	1.030	0.28	100.0
CSD-015	526.00	528.00	1.100	0.3	98.5
CSD-015	528.00	530.00	0.932	0.29	97.0
CSD-015	530.00	532.00	1.135	0.32	88.0
CSD-015	532.00	534.00	0.749	0.29	100.0
CSD-015	534.00	536.00	0.921	0.32	100.0
CSD-015	536.00	538.00	0.728	0.19	97.5
CSD-015	538.00	540.00	0.563	0.18	98.5
CSD-015	540.00	542.00	0.596	0.2	100.0
CSD-015	542.00	544.00	0.771	0.28	99.0
CSD-015	544.00	546.00	0.958	0.35	98.5
CSD-015	546.00	548.00	0.688	0.25	99.0
CSD-015	548.00	550.00	0.659	0.19	99.0
CSD-015	550.00	552.00	0.662	0.16	98.0
CSD-015	552.00	554.00	1.120	0.24	99.5
CSD-015	554.00	556.00	0.660	0.2	100.0
CSD-015	556.00	558.00	0.744	0.27	95.5
CSD-015	558.00	560.00	0.843	0.32	96.0
CSD-015	560.00	562.00	0.702	0.27	96.0
CSD-015	562.00	564.00	0.659	0.26	100.0
CSD-015	564.00	566.00	0.768	0.27	100.0
CSD-015	566.00	568.00	0.776	0.35	98.5
CSD-015	568.00	570.00	0.782	0.34	97.0
CSD-015	570.00	572.00	0.803	0.28	100.0
CSD-015	572.00	574.00	0.842	0.27	95.5
CSD-015	574.00	576.00	2.150	0.53	100.0
CSD-015	576.00	578.00	1.375	0.36	100.0
CSD-015	578.00	580.00	1.155	0.34	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-015	580.00	582.00	1.150	0.34	100.0
CSD-015	582.00	584.00	0.757	0.3	99.5
CSD-015	584.00	586.00	0.971	0.36	95.0
CSD-015	586.00	588.00	0.834	0.29	97.5
CSD-015	588.00	590.00	1.235	0.36	100.0
CSD-015	590.00	592.00	1.045	0.25	93.0
CSD-015	592.00	594.00	1.005	0.29	99.0
CSD-015	594.00	596.00	0.842	0.29	100.0
CSD-015	596.00	598.00	0.791	0.27	98.0
CSD-015	598.00	600.00	0.623	0.2	98.0
CSD-015	600.00	602.00	1.190	0.37	97.5
CSD-015	602.00	604.00	0.702	0.21	98.0
CSD-015	604.00	606.00	1.025	0.28	99.5
CSD-015	606.00	608.00	1.125	0.39	98.0
CSD-015	608.00	610.00	0.623	0.22	100.0
CSD-015	610.00	612.00	0.672	0.21	97.0
CSD-015	612.00	614.00	0.646	0.23	100.0
CSD-015	614.00	616.00	0.616	0.31	88.5
CSD-015	616.00	618.00	0.944	0.41	85.5
CSD-015	618.00	620.00	0.882	0.36	95.5
CSD-015	620.00	622.00	0.619	0.21	99.5
CSD-015	622.00	624.00	0.691	0.28	98.0
CSD-015	624.00	626.00	0.781	0.29	97.0
CSD-015	626.00	628.00	0.680	0.22	99.5
CSD-015	628.00	630.00	0.854	0.23	98.5
CSD-015	630.00	632.00	0.610	0.22	100.0
CSD-015	632.00	634.00	0.698	0.23	96.5
CSD-015	634.00	636.00	0.573	0.22	99.5
CSD-015	636.00	638.00	0.629	0.25	99.5
CSD-015	638.00	640.00	0.478	0.22	98.0
CSD-015	640.00	642.00	0.742	0.25	99.0
CSD-015	642.00	644.00	0.841	0.27	100.0
CSD-015	644.00	646.00	0.588	0.29	98.0
CSD-015	646.00	648.00	0.923	0.58	99.0
CSD-015	648.00	650.00	0.629	0.23	100.0
CSD-015	650.00	652.00	1.055	0.53	98.5
CSD-015	652.00	654.00	0.574	0.23	100.0
CSD-015	654.00	656.00	0.798	0.21	97.5
CSD-015	656.00	658.00	0.771	0.23	97.5
CSD-015	658.00	660.00	0.720	0.27	96.5
CSD-015	660.00	662.00	0.940	0.36	97.0
CSD-015	662.00	664.00	0.809	0.24	94.0
CSD-015	664.00	666.00	0.523	0.14	96.0
CSD-015	666.00	668.00	0.505	0.27	95.0
CSD-015	668.00	670.00	0.625	0.22	100.0
CSD-015	670.00	672.00	0.429	0.28	99.0
CSD-015	672.00	674.00	0.645	0.43	98.0
CSD-015	674.00	676.00	0.545	0.31	98.5
CSD-015	676.00	678.00	0.491	0.33	99.5
CSD-015	678.00	680.00	0.372	0.25	100.0
CSD-015	680.00	682.00	0.566	0.29	98.5
CSD-015	682.00	684.00	0.554	0.25	100.0
CSD-015	684.00	686.00	0.447	0.26	100.0
CSD-015	686.00	688.00	1.315	0.47	92.5
CSD-015	688.00	690.00	0.674	0.29	95.0
CSD-015	690.00	692.00	0.665	0.3	100.0
CSD-015	692.00	694.00	0.470	0.23	100.0
CSD-015	694.00	696.00	0.845	0.34	100.0
CSD-015	696.00	698.00	0.379	0.21	100.0
CSD-015	698.00	700.00	0.392	0.21	100.0
CSD-015	700.00	702.00	0.485	0.27	97.0
CSD-015	702.00	704.00	0.371	0.19	99.0
CSD-015	704.00	706.00	1.040	0.41	100.0
CSD-015	706.00	708.00	0.830	0.42	100.0
CSD-015	708.00	710.00	0.590	0.27	100.0
CSD-015	710.00	712.00	0.626	0.32	98.5
CSD-015	712.00	714.00	0.807	0.39	100.0
CSD-015	714.00	716.00	0.762	0.29	99.5
CSD-015	716.00	718.00	0.580	0.29	97.5
CSD-015	718.00	720.00	0.484	0.29	99.0
CSD-015	720.00	722.00	0.739	0.37	99.5
CSD-015	722.00	724.00	0.635	0.35	99.0
CSD-015	724.00	726.00	0.581	0.33	97.5
CSD-015	726.00	728.00	0.582	0.29	100.0
CSD-015	728.00	730.00	0.548	0.28	100.0
CSD-015	730.00	732.00	0.865	0.28	98.5
CSD-015	732.00	734.00	0.615	0.28	100.0
CSD-015	734.00	736.00	0.484	0.23	99.0
CSD-015	736.00	738.00	0.406	0.19	100.0
CSD-015	738.00	740.00	0.452	0.27	100.0
CSD-015	740.00	742.00	0.358	0.17	99.0
CSD-015	742.00	744.00	0.707	0.29	100.0
CSD-015	744.00	746.00	0.366	0.22	100.0
CSD-015	746.00	748.00	0.354	0.23	98.5
CSD-015	748.00	750.00	0.831	0.33	100.0
CSD-015	750.00	752.00	0.536	0.31	100.0
CSD-015	752.00	754.00	0.603	0.32	100.0
CSD-015	754.00	756.00	0.406	0.24	99.5
CSD-015	756.00	758.00	0.439	0.22	100.0
CSD-015	758.00	760.00	0.668	0.27	99.5
CSD-015	760.00	762.00	0.523	0.26	99.5
CSD-015	762.00	764.00	0.630	0.31	100.0
CSD-015	764.00	766.00	0.676	0.32	100.0
CSD-015	766.00	768.00	0.609	0.27	99.5
CSD-015	768.00	770.00	0.510	0.25	99.0
CSD-015	770.00	772.00	0.355	0.22	100.0
CSD-015	772.00	774.00	0.312	0.2	100.0
CSD-015	774.00	776.00	0.490	0.29	99.0
CSD-015	776.00	778.00	0.751	0.36	100.0
CSD-015	778.00	780.00	0.499	0.26	99.0
CSD-015	780.00	782.00	0.408	0.23	99.0
CSD-015	782.00	784.00	0.583	0.28	99.5
CSD-015	784.00	786.00	0.484	0.23	98.5
CSD-015	786.00	788.00	0.641	0.25	100.0
CSD-015	788.00	790.00	0.358	0.18	99.5
CSD-015	790.00	792.00	0.849	0.35	99.5

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-015	792.00	794.00	0.475	0.25	99.0
CSD-015	794.00	796.00	0.528	0.27	100.0
CSD-015	796.00	798.00	0.514	0.27	100.0
CSD-015	798.00	800.00	0.583	0.27	100.0
CSD-015	800.00	802.00	0.369	0.23	100.0
CSD-015	802.00	804.00	0.467	0.27	100.0
CSD-015	804.00	806.00	0.295	0.21	99.5
CSD-015	806.00	808.00	0.279	0.17	99.0
CSD-015	808.00	810.00	0.235	0.21	100.0
CSD-015	810.00	812.00	0.642	0.3	99.5
CSD-015	812.00	814.00	0.599	0.29	100.0
CSD-015	814.00	816.00	0.349	0.2	100.0
CSD-015	816.00	818.00	0.443	0.23	100.0
CSD-015	818.00	820.00	0.311	0.22	100.0
CSD-015	820.00	822.00	0.693	0.36	100.0
CSD-015	822.00	824.00	0.487	0.28	100.0
CSD-015	824.00	826.00	0.306	0.25	100.0
CSD-015	826.00	828.00	0.274	0.18	100.0
CSD-015	828.00	830.00	0.707	0.32	100.0
CSD-015	830.00	832.00	0.827	0.57	100.0
CSD-015	832.00	834.00	0.438	0.21	98.0
CSD-015	834.00	836.00	0.267	0.2	99.0
CSD-015	836.00	838.00	0.269	0.16	100.0
CSD-015	838.00	840.00	0.150	0.1	100.0
CSD-015	840.00	842.00	0.278	0.17	100.0
CSD-015	842.00	844.00	0.413	0.29	99.0
CSD-015	844.00	846.00	0.215	0.19	97.0
CSD-015	846.00	848.00	0.345	0.14	99.0
CSD-015	848.00	850.00	0.697	0.29	100.0
CSD-015	850.00	852.00	0.392	0.26	100.0
CSD-015	852.00	854.00	0.330	0.19	100.0
CSD-015	854.00	856.00	0.589	0.31	100.0
CSD-015	856.00	858.00	0.390	0.24	100.0
CSD-015	858.00	860.00	0.396	0.26	99.0
CSD-015	860.00	862.00	0.236	0.24	100.0
CSD-015	862.00	864.00	0.300	0.21	100.0
CSD-015	864.00	866.00	0.235	0.13	100.0
CSD-015	866.00	868.00	0.241	0.22	99.5
CSD-015	868.00	870.00	0.303	0.18	99.0
CSD-015	870.00	872.00	0.244	0.17	100.0
CSD-015	872.00	874.00	0.354	0.25	98.5
CSD-015	874.00	876.00	0.613	0.57	100.0
CSD-015	876.00	878.00	0.232	0.16	99.5
CSD-015	878.00	880.00	0.205	0.12	99.5
CSD-015	880.00	882.00	0.212	0.13	100.0
CSD-015	882.00	884.00	0.199	0.14	100.0
CSD-015	884.00	886.00	0.149	0.11	100.0
CSD-015	886.00	888.00	0.207	0.18	100.0
CSD-015	888.00	890.00	0.149	0.14	100.0
CSD-015	890.00	892.00	0.141	0.12	100.0
CSD-015	892.00	894.00	0.305	0.24	99.5
CSD-015	894.00	896.00	0.216	0.19	100.0
CSD-015	896.00	898.00	0.243	0.18	100.0
CSD-015	898.00	900.00	0.216	0.23	100.0
CSD-015	900.00	902.00	0.206	0.21	98.5
CSD-015	902.00	904.00	0.287	0.26	99.5
CSD-015	904.00	906.00	0.426	0.58	95.5
CSD-015	906.00	908.00	0.346	0.32	97.0
CSD-015	908.00	910.00	0.249	0.25	100.0
CSD-015	910.00	912.00	0.194	0.2	99.5
CSD-015	912.00	914.00	0.361	0.38	100.0
CSD-015	914.00	916.00	0.476	0.46	96.5
CSD-015	916.00	918.00	0.117	0.12	100.0
CSD-015	918.00	920.00	0.373	0.27	100.5
CSD-015	920.00	922.00	0.384	0.32	97.5
CSD-015	922.00	924.00	0.471	0.32	100.0
CSD-015	924.00	926.00	1.255	0.78	100.5
CSD-015	926.00	928.00	0.332	0.29	98.5
CSD-015	928.00	930.00	0.212	0.17	98.5
CSD-015	930.00	932.00	0.128	0.1	99.0
CSD-015	932.00	934.00	0.130	0.12	100.0
CSD-015	934.00	936.00	0.230	0.22	100.0
CSD-015	936.00	938.00	0.168	0.12	100.0
CSD-015	938.00	940.00	0.172	0.14	98.5
CSD-015	940.00	942.00	0.233	0.52	99.0
CSD-015	942.00	944.00	0.119	0.1	99.5
CSD-015	944.00	946.00	0.419	0.32	99.5
CSD-015	946.00	948.00	0.137	0.15	100.0
CSD-015	948.00	950.00	0.338	0.37	100.0
CSD-015	950.00	952.00	0.134	0.1	99.0
CSD-015	952.00	954.00	0.138	0.11	99.5
CSD-015	954.00	956.00	0.172	0.16	100.0
CSD-015	956.00	958.00	0.184	0.17	100.0
CSD-015	958.00	960.00	0.143	0.1	100.0
CSD-015	960.00	962.00	0.207	0.17	100.0
CSD-015	962.00	964.00	0.138	0.12	100.0
CSD-015	964.00	966.00	0.201	0.16	100.0
CSD-015	966.00	968.00	0.337	0.33	99.5
CSD-015	968.00	970.00	0.389	0.27	99.0
CSD-015	970.00	972.00	0.223	0.47	100.0
CSD-015	972.00	974.00	0.190	0.49	97.0
CSD-015	974.00	976.00	0.085	0.08	99.0
CSD-015	976.00	978.00	0.178	0.16	100.0
CSD-015	978.00	980.00	0.091	0.09	100.0
CSD-015	980.00	982.00	0.126	0.1	98.0
CSD-015	982.00	984.00	0.136	0.12	99.5
CSD-015	984.00	986.00	0.084	0.06	100.0
CSD-015	986.00	988.00	0.169	0.16	100.0
CSD-015	988.00	990.00	0.266	0.24	99.0
CSD-015	990.00	992.00	0.125	0.3	99.5
CSD-015	992.00	994.00	0.124	0.27	100.0
CSD-015	994.00	996.00	0.385	0.43	100.0
CSD-015	996.00	998.00	0.243	0.26	100.0
CSD-015	998.00	1000.00	0.284	0.27	99.5
CSD-015	1000.00	1001.35	0.129	0.11	100.0
CSD-016	0.00	73.00			Overburden

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-016	73.00	75.00	0.363	0.01	94.5
CSD-016	75.00	77.00	0.454	0.02	82.0
CSD-016	77.00	79.00	0.314	0.01	89.0
CSD-016	79.00	81.00	0.282	0.01	84.5
CSD-016	81.00	83.00	0.363	0.01	86.5
CSD-016	83.00	85.00	0.309	0.01	90.5
CSD-016	85.00	87.00	0.430	0.02	97.0
CSD-016	87.00	89.00	0.358	0.01	96.0
CSD-016	89.00	91.00	0.331	0.01	96.0
CSD-016	91.00	93.00	0.419	0.01	99.0
CSD-016	93.00	95.00	0.258	0.01	98.0
CSD-016	95.00	97.00	0.260	0.01	95.0
CSD-016	97.00	99.00	0.282	0.01	98.5
CSD-016	99.00	101.00	0.393	0.02	78.0
CSD-016	101.00	103.00	0.214	0.01	69.5
CSD-016	103.00	105.00	0.211	0.01	56.5
CSD-016	105.00	107.00	0.356	0.01	77.5
CSD-016	107.00	109.00	0.253	0.01	99.0
CSD-016	109.00	111.00	0.179	0.01	100.0
CSD-016	111.00	113.00	0.372	0.01	100.0
CSD-016	113.00	115.00	0.463	0.01	100.0
CSD-016	115.00	117.00	0.495	0.01	96.0
CSD-016	117.00	119.00	0.649	0.01	100.0
CSD-016	119.00	121.00	0.605	0.01	100.0
CSD-016	121.00	123.00	0.457	0.01	92.5
CSD-016	123.00	125.00	0.436	0.01	95.5
CSD-016	125.00	127.00	0.484	0.01	82.5
CSD-016	127.00	129.00	0.411	0.01	98.0
CSD-016	129.00	131.00	0.280	0.01	84.0
CSD-016	131.00	133.00	0.392	0.01	97.0
CSD-016	133.00	135.00	0.296	0.01	93.5
CSD-016	135.00	137.00	0.627	0.01	96.5
CSD-016	137.00	139.00	1.690	0.01	98.0
CSD-016	139.00	141.00	0.385	0.01	96.5
CSD-016	141.00	143.00	0.366	0.01	92.0
CSD-016	143.00	145.00	0.399	0.01	97.5
CSD-016	145.00	147.00	0.397	0.01	95.5
CSD-016	147.00	149.00	0.239	0.01	90.5
CSD-016	149.00	151.00	0.355	0.02	90.5
CSD-016	151.00	153.00	0.115	0.01	87.0
CSD-016	153.00	155.00	0.352	0.01	85.5
CSD-016	155.00	157.00	0.417	0.02	97.0
CSD-016	157.00	159.00	0.505	0.02	89.0
CSD-016	159.00	161.00	0.359	0.02	98.0
CSD-016	161.00	163.00	0.546	0.02	96.5
CSD-016	163.00	165.00	0.594	0.02	90.0
CSD-016	165.00	167.00	0.605	0.17	94.5
CSD-016	167.00	169.00	0.469	0.27	96.5
CSD-016	169.00	171.00	0.348	0.28	87.5
CSD-016	171.00	173.00	0.169	0.11	85.0
CSD-016	173.00	175.00	0.154	0.16	64.0
CSD-016	175.00	177.00	0.134	0.12	70.5
CSD-016	177.00	179.00	0.471	0.51	91.5
CSD-016	179.00	181.00	0.422	0.63	97.5
CSD-016	181.00	183.00	0.466	0.38	94.0
CSD-016	183.00	185.00	0.450	0.17	96.5
CSD-016	185.00	187.00	0.336	0.15	81.5
CSD-016	187.00	189.00	0.436	0.22	86.0
CSD-016	189.00	191.00	0.393	0.3	97.0
CSD-016	191.00	193.00	0.620	0.31	97.5
CSD-016	193.00	195.00	0.334	0.23	93.5
CSD-016	195.00	197.00	0.312	0.33	100.0
CSD-016	197.00	199.00	0.435	0.21	100.0
CSD-016	199.00	201.00	0.421	0.25	101.0
CSD-016	201.00	203.00	0.356	0.23	94.0
CSD-016	203.00	205.00	0.404	0.16	92.5
CSD-016	205.00	207.00	0.368	0.12	96.5
CSD-016	207.00	209.00	0.377	0.14	88.5
CSD-016	209.00	211.00	0.309	0.11	95.0
CSD-016	211.00	213.00	0.658	0.37	96.0
CSD-016	213.00	215.00	0.919	0.41	98.5
CSD-016	215.00	217.00	1.140	0.45	100.0
CSD-016	217.00	219.00	1.560	0.45	98.5
CSD-016	219.00	221.00	1.205	0.51	99.5
CSD-016	221.00	223.00	0.775	0.42	94.5
CSD-016	223.00	225.00	1.610	0.71	90.0
CSD-016	225.00	227.00	1.330	0.36	100.0
CSD-016	227.00	229.00	2.200	0.44	99.0
CSD-016	229.00	231.00	1.540	0.42	100.0
CSD-016	231.00	233.00	1.390	0.33	91.5
CSD-016	233.00	235.00	1.845	0.42	99.0
CSD-016	235.00	237.00	1.615	0.44	99.5
CSD-016	237.00	239.00	2.310	0.5	99.0
CSD-016	239.00	241.00	1.580	0.39	98.5
CSD-016	241.00	243.00	1.495	0.37	100.0
CSD-016	243.00	245.00	1.060	0.31	100.0
CSD-016	245.00	247.00	1.245	0.43	98.0
CSD-016	247.00	249.00	0.992	0.5	100.0
CSD-016	249.00	251.00	1.410	0.62	99.0
CSD-016	251.00	253.00	0.949	0.45	95.5
CSD-016	253.00	255.00	1.330	0.57	99.0
CSD-016	255.00	257.00	1.340	0.55	99.0
CSD-016	257.00	259.00	1.075	0.53	97.0
CSD-016	259.00	261.00	1.790	0.49	99.0
CSD-016	261.00	263.00	1.355	0.5	99.0
CSD-016	263.00	265.00	1.345	0.42	99.5
CSD-016	265.00	267.00	1.965	0.42	98.5
CSD-016	267.00	269.00	1.630	0.49	100.0
CSD-016	269.00	271.00	2.490	0.59	100.0
CSD-016	271.00	273.00	1.980	0.57	100.0
CSD-016	273.00	275.00	2.150	0.46	100.0
CSD-016	275.00	277.00	1.845	0.46	97.5
CSD-016	277.00	279.00	2.180	0.42	99.0
CSD-016	279.00	281.00	2.770	0.48	97.0
CSD-016	281.00	283.00	2.090	0.62	99.5
CSD-016	283.00	285.00	1.490	0.46	98.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-016	285.00	287.00	1.570	0.49	97.0
CSD-016	287.00	289.00	1.340	0.42	84.5
CSD-016	289.00	291.00	1.595	0.46	87.0
CSD-016	291.00	293.00	1.630	0.51	80.5
CSD-016	293.00	295.00	2.790	0.49	85.5
CSD-016	295.00	297.00	2.730	0.54	92.5
CSD-016	297.00	299.00	2.220	0.48	100.0
CSD-016	299.00	301.00	1.325	0.31	98.0
CSD-016	301.00	303.00	0.918	0.32	100.0
CSD-016	303.00	305.00	0.989	0.46	100.0
CSD-016	305.00	307.00	0.919	0.58	97.0
CSD-016	307.00	309.00	0.669	0.43	96.0
CSD-016	309.00	311.00	0.562	0.3	100.0
CSD-016	311.00	313.00	0.706	0.31	95.5
CSD-016	313.00	315.00	0.568	0.28	95.5
CSD-016	315.00	317.00	0.573	0.34	96.5
CSD-016	317.00	319.00	0.842	0.42	101.0
CSD-016	319.00	321.00	0.753	0.37	94.0
CSD-016	321.00	323.00	0.786	0.39	98.0
CSD-016	323.00	325.00	2.950	0.41	99.0
CSD-016	325.00	327.00	1.440	0.48	97.0
CSD-016	327.00	329.00	1.285	0.55	100.0
CSD-016	329.00	331.00	0.921	0.45	99.0
CSD-016	331.00	333.00	1.015	0.44	100.0
CSD-016	333.00	335.00	0.636	0.57	99.5
CSD-016	335.00	337.00	0.928	0.54	100.0
CSD-016	337.00	339.00	1.030	0.41	100.0
CSD-016	339.00	341.00	1.620	0.42	100.0
CSD-016	341.00	343.00	1.480	0.43	94.0
CSD-016	343.00	345.00	1.230	0.37	98.0
CSD-016	345.00	347.00	1.365	0.51	97.0
CSD-016	347.00	349.00	0.754	0.32	96.0
CSD-016	349.00	351.00	0.687	0.46	100.0
CSD-016	351.00	353.00	0.607	0.39	94.5
CSD-016	353.00	355.00	0.494	0.44	99.0
CSD-016	355.00	357.00	1.115	0.51	97.0
CSD-016	357.00	359.00	0.813	0.44	101.0
CSD-016	359.00	361.00	0.876	0.53	97.5
CSD-016	361.00	363.00	0.947	0.57	100.0
CSD-016	363.00	365.00	1.190	0.5	96.0
CSD-016	365.00	367.00	1.050	0.44	96.0
CSD-016	367.00	369.00	1.530	0.48	99.0
CSD-016	369.00	371.00	1.630	0.49	99.0
CSD-016	371.00	373.00	1.515	0.51	96.5
CSD-016	373.00	375.00	1.560	0.4	90.5
CSD-016	375.00	377.00	1.870	0.7	98.0
CSD-016	377.00	379.00	1.425	0.4	96.0
CSD-016	379.00	381.00	1.345	0.54	100.0
CSD-016	381.00	383.00	1.230	0.46	98.5
CSD-016	383.00	385.00	1.590	0.58	98.5
CSD-016	385.00	387.00	2.020	0.76	100.0
CSD-016	387.00	389.00	1.325	0.51	100.0
CSD-016	389.00	391.00	1.270	0.38	100.0
CSD-016	391.00	393.00	1.365	0.45	99.5
CSD-016	393.00	395.00	0.992	0.49	100.0
CSD-016	395.00	397.00	1.185	0.45	100.0
CSD-016	397.00	399.00	1.640	0.53	100.0
CSD-016	399.00	401.00	1.545	0.46	100.0
CSD-016	401.00	403.00	1.380	0.59	100.0
CSD-016	403.00	405.00	0.992	0.48	100.0
CSD-016	405.00	407.00	1.240	0.55	99.5
CSD-016	407.00	409.00	1.720	0.66	99.0
CSD-016	409.00	411.00	1.490	0.62	98.0
CSD-016	411.00	413.00	1.470	0.65	91.5
CSD-016	413.00	415.00	1.055	0.48	42.0
CSD-016	415.00	417.00	1.585	0.39	99.5
CSD-016	417.00	419.00	1.460	0.4	100.0
CSD-016	419.00	421.00	1.680	0.61	100.0
CSD-016	421.00	423.00	0.959	0.4	100.0
CSD-016	423.00	425.00	1.250	0.51	100.0
CSD-016	425.00	427.00	1.615	0.5	100.0
CSD-016	427.00	429.00	1.210	0.46	99.0
CSD-016	429.00	431.00	1.145	0.45	98.0
CSD-016	431.00	433.00	1.045	0.49	97.5
CSD-016	433.00	435.00	1.345	0.61	100.0
CSD-016	435.00	437.00	0.974	0.45	100.0
CSD-016	437.00	439.00	1.405	0.62	100.0
CSD-016	439.00	441.00	1.580	0.59	95.0
CSD-016	441.00	443.00	1.120	0.45	99.5
CSD-016	443.00	445.00	1.040	0.33	100.0
CSD-016	445.00	447.00	1.505	0.47	100.0
CSD-016	447.00	449.00	1.120	0.53	100.0
CSD-016	449.00	451.00	1.350	0.56	100.0
CSD-016	451.00	453.00	1.450	0.56	100.0
CSD-016	453.00	455.00	1.250	0.43	99.5
CSD-016	455.00	457.00	1.505	0.5	100.0
CSD-016	457.00	459.00	1.385	0.51	99.5
CSD-016	459.00	461.00	1.700	0.6	92.0
CSD-016	461.00	463.00	1.515	0.54	100.0
CSD-016	463.00	465.00	1.675	0.6	100.0
CSD-016	465.00	467.00	1.285	0.57	99.5
CSD-016	467.00	469.00	1.305	0.69	100.0
CSD-016	469.00	471.00	1.290	0.33	100.0
CSD-016	471.00	473.00	1.565	0.58	100.0
CSD-016	473.00	475.00	1.395	0.53	100.0
CSD-016	475.00	477.00	1.730	0.47	100.0
CSD-016	477.00	479.00	1.470	0.55	100.0
CSD-016	479.00	481.00	1.630	0.69	100.0
CSD-016	481.00	483.00	1.425	0.7	100.0
CSD-016	483.00	485.00	1.320	0.47	100.0
CSD-016	485.00	487.00	1.425	0.48	100.0
CSD-016	487.00	489.00	1.225	0.45	100.0
CSD-016	489.00	491.00	1.540	0.4	86.5
CSD-016	491.00	493.00	1.225	0.55	90.0
CSD-016	493.00	495.00	1.185	0.55	100.0
CSD-016	495.00	497.00	1.260	0.43	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-016	497.00	499.00	1.575	0.55	100.0
CSD-016	499.00	501.00	2.130	0.77	100.0
CSD-016	501.00	503.00	1.675	0.65	99.5
CSD-016	503.00	505.00	1.260	0.49	100.0
CSD-016	505.00	507.00	1.545	0.66	99.5
CSD-016	507.00	509.00	1.130	0.55	100.0
CSD-016	509.00	511.00	0.942	0.41	100.0
CSD-016	511.00	513.00	1.590	0.65	100.0
CSD-016	513.00	515.00	1.195	0.43	99.5
CSD-016	515.00	517.00	1.380	0.52	100.0
CSD-016	517.00	519.00	1.070	0.51	98.0
CSD-016	519.00	521.00	1.050	0.44	100.0
CSD-016	521.00	523.00	1.405	0.61	100.0
CSD-016	523.00	525.00	1.180	0.46	100.0
CSD-016	525.00	527.00	1.550	0.67	100.0
CSD-016	527.00	529.00	1.690	0.73	95.0
CSD-016	529.00	531.00	1.980	0.83	100.0
CSD-016	531.00	533.00	1.805	0.82	100.0
CSD-016	533.00	535.00	1.410	0.55	100.0
CSD-016	535.00	537.00	1.240	0.44	100.0
CSD-016	537.00	539.00	1.535	0.45	99.0
CSD-016	539.00	541.00	1.215	0.55	100.0
CSD-016	541.00	543.00	1.100	0.48	100.0
CSD-016	543.00	545.00	0.968	0.45	88.5
CSD-016	545.00	547.00	1.095	0.51	90.0
CSD-016	547.00	549.00	1.175	0.47	100.0
CSD-016	549.00	551.00	0.772	0.37	100.0
CSD-016	551.00	553.00	1.030	0.56	100.0
CSD-016	553.00	555.00	1.105	0.45	100.0
CSD-016	555.00	557.00	1.295	0.51	98.5
CSD-016	557.00	559.00	1.150	0.45	99.5
CSD-016	559.00	561.00	1.430	0.68	100.0
CSD-016	561.00	563.00	0.823	0.39	100.0
CSD-016	563.00	565.00	0.883	0.36	100.0
CSD-016	565.00	567.00	1.095	0.43	100.0
CSD-016	567.00	569.00	1.395	0.52	100.0
CSD-016	569.00	571.00	1.525	0.59	100.0
CSD-016	571.00	573.00	1.170	0.51	100.0
CSD-016	573.00	575.00	1.465	0.73	91.0
CSD-016	575.00	577.00	1.305	0.53	100.0
CSD-016	577.00	579.00	1.245	0.51	99.5
CSD-016	579.00	581.00	1.045	0.43	99.0
CSD-016	581.00	583.00	1.120	0.47	100.0
CSD-016	583.00	585.00	1.250	0.5	100.0
CSD-016	585.00	587.00	1.080	0.44	100.0
CSD-016	587.00	589.00	0.888	0.33	100.0
CSD-016	589.00	591.00	0.818	0.41	98.0
CSD-016	591.00	593.00	0.895	0.52	99.5
CSD-016	593.00	595.00	0.887	0.54	100.0
CSD-016	595.00	597.00	0.906	0.57	92.0
CSD-016	597.00	599.00	0.728	0.31	100.0
CSD-016	599.00	601.00	0.792	0.38	100.0
CSD-016	601.00	603.00	0.743	0.33	100.0
CSD-016	603.00	605.00	0.694	0.37	100.0
CSD-016	605.00	607.00	0.686	0.38	100.0
CSD-016	607.00	609.00	0.682	0.4	100.0
CSD-016	609.00	611.00	0.891	0.39	99.0
CSD-016	611.00	613.00	0.927	0.37	100.0
CSD-016	613.00	615.00	0.901	0.37	100.0
CSD-016	615.00	617.00	1.215	0.6	95.5
CSD-016	617.00	619.00	0.766	0.36	99.5
CSD-016	619.00	621.00	0.780	0.41	91.5
CSD-016	621.00	623.00	0.829	0.4	100.0
CSD-016	623.00	625.00	0.831	0.42	100.0
CSD-016	625.00	627.00	0.826	0.36	100.0
CSD-016	627.00	629.00	0.792	0.37	100.0
CSD-016	629.00	631.00	0.757	0.32	100.0
CSD-016	631.00	633.00	0.929	0.44	100.0
CSD-016	633.00	635.00	0.890	0.33	100.0
CSD-016	635.00	637.00	0.858	0.46	100.0
CSD-016	637.00	639.00	0.742	0.31	100.0
CSD-016	639.00	641.00	0.677	0.32	100.0
CSD-016	641.00	643.00	0.918	0.38	100.0
CSD-016	643.00	645.00	0.793	0.38	99.5
CSD-016	645.00	647.00	0.846	0.35	100.0
CSD-016	647.00	649.00	0.965	0.38	100.0
CSD-016	649.00	651.00	0.625	0.23	100.0
CSD-016	651.00	653.00	0.780	0.31	100.0
CSD-016	653.00	655.00	1.250	0.46	100.0
CSD-016	655.00	657.00	0.643	0.22	100.0
CSD-016	657.00	659.00	0.997	0.37	98.5
CSD-016	659.00	661.00	0.927	0.4	100.0
CSD-016	661.00	663.00	1.100	0.41	100.0
CSD-016	663.00	665.00	0.804	0.32	100.0
CSD-016	665.00	667.00	1.090	0.51	100.0
CSD-016	667.00	669.00	0.526	0.24	100.0
CSD-016	669.00	671.00	0.575	0.3	100.0
CSD-016	671.00	673.00	0.576	0.26	100.0
CSD-016	673.00	675.00	0.517	0.26	100.0
CSD-016	675.00	677.00	0.696	0.31	100.0
CSD-016	677.00	679.00	0.839	0.41	100.0
CSD-016	679.00	681.00	0.761	0.26	100.0
CSD-016	681.00	683.00	0.802	0.41	100.0
CSD-016	683.00	685.00	1.040	0.63	100.0
CSD-016	685.00	687.00	0.842	0.35	550.0
CSD-016	687.00	689.00	0.740	0.35	82.5
CSD-016	689.00	691.00	0.856	0.36	100.0
CSD-016	691.00	693.00	0.821	0.27	99.5
CSD-016	693.00	695.00	0.817	0.33	99.5
CSD-016	695.00	697.00	0.645	0.21	94.0
CSD-016	697.00	699.00	0.551	0.17	93.0
CSD-016	699.00	701.00	0.660	0.25	95.5
CSD-016	701.00	703.00	0.673	0.28	94.0
CSD-016	703.00	705.00	0.562	0.21	97.5
CSD-016	705.00	707.00	0.541	0.17	98.0
CSD-016	707.00	709.00	0.573	0.25	95.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Hole ID	From_m	To_m	Au_ppm	Cu_%	Recovery_(%)
CSD-016	709.00	711.00	0.539	0.2	95.0
CSD-016	711.00	713.00	0.361	0.19	99.0
CSD-016	713.00	715.00	0.587	0.33	100.0
CSD-016	715.00	717.00	0.918	0.42	100.0
CSD-016	717.00	719.00	1.100	0.45	100.0
CSD-016	719.00	721.00	0.546	0.3	100.0
CSD-016	721.00	723.00	0.657	0.29	100.0
CSD-016	723.00	725.00	0.699	0.36	99.0
CSD-016	725.00	727.00	0.705	0.4	100.0
CSD-016	727.00	729.00	0.967	0.31	97.5
CSD-016	729.00	731.00	0.751	0.36	100.0
CSD-016	731.00	733.00	0.733	0.45	100.0
CSD-016	733.00	735.00	0.695	0.47	99.5
CSD-016	735.00	737.00	0.887	0.5	100.0
CSD-016	737.00	739.00	0.759	0.38	100.0
CSD-016	739.00	741.00	0.632	0.35	100.0
CSD-016	741.00	743.00	0.767	0.41	98.0
CSD-016	743.00	745.00	0.570	0.36	100.0
CSD-016	745.00	747.00	0.674	0.29	96.5
CSD-016	747.00	749.00	0.721	0.4	70.5
CSD-016	749.00	751.00	0.519	0.32	90.5
CSD-016	751.00	753.00	0.924	0.42	100.0
CSD-016	753.00	755.00	0.745	0.38	100.0
CSD-016	755.00	757.00	0.687	0.34	100.0
CSD-016	757.00	759.00	0.622	0.26	100.0
CSD-016	759.00	761.00	0.860	0.48	100.0
CSD-016	761.00	763.00	0.592	0.26	100.0
CSD-016	763.00	765.00	0.706	0.32	100.0
CSD-016	765.00	767.00	0.652	0.3	98.5
CSD-016	767.00	769.00	0.614	0.29	98.0
CSD-016	769.00	771.00	0.521	0.27	100.0
CSD-016	771.00	773.00	0.425	0.24	96.5
CSD-016	773.00	775.00	0.618	0.31	99.0
CSD-016	775.00	777.00	0.502	0.27	98.5
CSD-016	777.00	779.00	0.414	0.23	100.0
CSD-016	779.00	781.00	0.597	0.35	98.5
CSD-016	781.00	783.00	0.519	0.27	97.5
CSD-016	783.00	785.00	0.486	0.24	99.5
CSD-016	785.00	787.00	0.610	0.35	100.0
CSD-016	787.00	789.00	0.606	0.36	98.0
CSD-016	789.00	791.75	0.743	0.35	100.0

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

12.	SAMPLING METHOD AND APPROACH

12.1	Pre 2007/8 Surface Sampling

A total of 119 rock chip samples were collected from Caspiche during the 2005-06 field season. A description of the samples along with UTM coordinates and assay values are included in the previous 43-101 report. “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” dated December 24, 2007. A discussion on the sampling is reproduced below.

The samples were collected from bedrock exposures over the entire project area. Of these 65 were collected at regular 5 metre intervals along road cuts on the western flank of Caspiche Central. The remaining samples were selective and character samples collected from exposures throughout the property.

The objective of the sampling was the confirmation of reported values and to provide a better understand of the nature of the mineralization. To achieve this objective character rock chip samples were collected by Exeter and Dean Williams. These samples were not intended to be representative of the entire exposure from which they were taken. Their purpose was to “characterise” a specific aspect of the geology. In general, this was to test if the minor amounts of grey silica present were mineralized or not. This objective could not be achieved if one or two metre channel samples were taken due to an overwhelming amount of dilution. These character samples are only intended to indicate whether the fluids that deposited the grey silica were mineralized or not. This information is considered important for advancing an understanding the nature of the mineralizing processes that took place, rather than directly delineating a potential economic resource. This is consistent with the current exploration stage of the project.

All Exeter rock chip samples from Caspiche were analysed by the ALS-Chemex laboratory in Coquimbo, Chile. Each sample was submitted for gold by fire assay of a 30 gram aliquot (laboratory code: Au-AA23) and for 27 elements ICP by total acid digestion, HCl leach and ICP-AES plus Hg by cold vapour (laboratory code: ME-ICP61m).

Anglo geologists first prospected and collected rock chip samples from the Caspiche property in 1985. This early work consisted of 22 rock chip samples. The nature and locations of these samples are not known. The 1987 Anglo report provides gold values for these samples as ranging between 0.5 and 4.0 g/t Au.

During March and April of 1987 Anglo conducted systematic soil and rock chip sampling on the Caspiche Central sector of the property. The soil samples were collected on an 80 by 40 metre soil grid with a base line orientated at 325 degrees. The grid covers the entire exposed colour anomaly at Caspiche Central. A total of 431 soil samples and analysed for Au, Ag, Cu and As. The soil survey covers a surface area of 12.8 hectares. Anglo also collected 620 rock chip samples in a series of profiles along road cuts and continuous bedrock exposures. These would have sampled a variety of rock types including felsic pyroclastics and felsic quartz-feldspar porphyry. The samples ranged from one to three metres in width and were grouped in four zones with combined total surface area coverage of roughly one hectare. No description of the sampling protocols for either the soil or rock chip samples are provided by the Anglo 1987 report. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

12.2	Drilling

12.2.1	Pre 2006 Drill Campaigns

Anglo conducted two drill campaigns at Caspiche Central. The first campaign during the 1987-88 season drilled 580 metres in 12 holes to a maximum depth of 50 metres utilising a Holman air-rotary drill. Sample intervals were two metres each with 272 samples collected and analysed for Au, Ag and Cu. Drilling targeted Caspiche Central and another zone 500 metres to the south. The southern holes, SHC-01 to SHC-03 form a triangle with a surface area of 0.2 hectares. The northern holes, SHC-04 to SHC-12 covered the west-northwest trending linear zone, 475 metres long and up to 90 metres wide. Holes are irregularly spaced along this trend with azimuths ranging between east-northeast and west-southwest, with one hole drilled to the northwest. The surface area covered by these holes is approximately 0.25 hectares. In 1990, Anglo drilled six RC percussion drill holes for a total of 950 metres in the northern zone using the company owned Falcon 40 drill. All holes were drilled to 150 metres except hole number SPC-02, which was drilled to a 200 metre depth. Dips of the holes ranged from -62° to -90° along east-northeast strikes. Hole number SPC-01 was drilled vertically, whilst the rest were angled holes, orientated to the east-northeast, except for hole SPC-06 which was drilled to the west-southeast. The holes were irregularly spaced between 80 to 180 metres apart. The drilling occupied the same area as the prior drill program but tripled its vertical coverage. The 1988 Anglo report lacks any description of the drill sampling protocol utilised. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process. The ALS Geolab assay sheets show the laboratory performed duplicate assays every five samples and included standards in each batch.

The Anglo reports documenting the two phases of drilling made no mention of any problems or factors that could materially impact the accuracy and reliability of the reported results.

During the two field seasons from 1996 to 1998, Newcrest had a joint venture agreement with Anglo and collected some 382 rock chip and 171 soil samples, and drilled 3,532 metres of RC percussion drilling. The rock samples were analysed by ALS Geolab in Copiapó using fire assay with an AA finish on a 50 gram charge, cold vapour for Hg and a suite of elements by ICP. The drill samples protocols and results of the control assay program conducted by Newcrest were described above in Section 11.0.

12.2.2	Exeter 2007 Drill Campaigns

In 2007, total of 13 RC percussion drill holes were drilled with 1,784 samples collected. The first 12 holes (CSR-001 to CSR-012) were drilled on the epithermal target area to confirm and extend previous anomalous results generated by Newcrest in 1998. Targets included high resistivity anomalies identified by earlier IP and CSAMT programs. The final hole for the 2006-2007 field season was CSR-013 which was drilled into the northern margin of an interpreted porphyry system, named Caspiche Porphyry.

All samples were analysed by ACME laboratories in Santiago. Duplicate intervals were dispatched to ALS La Serena.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

Sampling from a wet cyclone and riffle splitter on the drill rig involved collecting a 2 metre composite sample for shipment to the laboratory, and a duplicate sample. The rock samples were analysed by fire assay with an AA finish on a 50 gram charge, and a suite of elements by ICP.

Samples were prepared by crushing 1 kilogram to 70% passing 10 mesh, splitting 250 gram and pulverising it to 95% passing 150 mesh (ACME code R150). Analysis for Au was by fire assay of 50 gram charges with AAS finish and silver by ICP-1D (aqua regia digestion). If the results for Ag were higher than 300 ppm then the sample was re-assayed by gravimetric finish.

12.2.3	Exeter 2007/8 Drill Campaign

To the date of this report, the 2007/8 program has included a total of 11 completed holes with a further two holes in progress. Total 2007/8 drilling to 26th April is 5,214 metres.

Five of the eleven completed holes have been diamond drill holes (CSD-014, CSD-015, CSD-016, CSD-018 and CSD-024). The 2 holes in progress are diamond drill holes (CSD-025 and CSD-026). A total of 4,082.37 metres of HQ3 and NQ3 core has been drilled during this field season to 26th April 2008.

1,210 metres of RC drilling has been completed including CSR-019, CSR-020, CSR-021, CSR-022 and CSR-023 and one RC precollar (CSR-017 from 73 m).

12.2.3.1	2007/8 Diamond drilling

Diamond core drilling is being undertaken by Major Drilling Chile; a subsidiary of the Major Drilling group based in Canada. The drilling field operations have been supervised by experienced drilling supervisors, and utilized skid-mounted diamond rigs: a Major 50 and a Boyles 20. All core drilling has been in HQ3 size, reducing to NQ3 size when the rig reaches its HQ3 capacity, using triple tube equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations.

Collars were positioned using hand GPS combined with measuring tape and compass, referenced to the nearest holes that has been surveyed during the 2006/7 drilling campaign with total station theodolite by a professional surveyor. A professional surveying contractor will survey the collar location of the 2008 drilling campaign using a total station theodolite. Downhole surveys (for diamond holes) have been conducted every 50 meters at the time of drilling using a Reflex EZ Shot digital down-hole camera. The surveys have shown that there is normal deviation given the length of the diamond cores.

Retrieved core is collected into marked wooden core boxes at the drill site, and transported by truck to the core shed at Copiapó for geological and geotechnical logging, photography and splitting. The transportation from the drill site to city of Copiapó is done by Exeter. To keep the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

The Ballmark core orientation process involves using a flattened plastic ring, held in place by a pin through a hole near the outer edge of the ring. The ring is marked by a freely moving ball when the core barrel is pulled from the hole, after allowing time for the ball to settle at the bottom of the core. This system has the advantage of not delaying drilling for orientation runs, providing two barrels are available. The retrieved core barrel is then oriented using a spirit level that fits a lug in the core barrel corresponding to the position of the pin holding the plastic ring. The position of the pin is then marked in yellow pencil on the core protruding the core barrel using another spirit level.

EXETER RESOURCE CORPORATION	APRIL 2008

CASPICHE PROJECT - Technical Report

The triple tube splits are pumped from the core barrel. The retrieved core is then rolled into a spare split, where Exeter’s trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

Geological core logging is captured in paper logging sheets. Logging includes items such as lithology, pervasive and vein selvages alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geological core logging is done in the core shed at Copiapó.

Detailed geotechnical logging is also performed in the core shed and includes the collection of Recovery, RQD, fracture frequency and RMR data. The data is captured in palm-top computers using direct manual entry into MS Excel spreadsheets.

Following logging and photographing, core samples are prepared for dispatch to the laboratory by cutting half core samples using a diamond saw. A uniform sampling interval of 2 meters has been adopted. Half core is submitted for analysis, with the other half sealed with Estapol to prevent the oxidation of the sample and stored for future reference. The core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory.

Average core recovery for the ongoing drill program is 98%.

12.2.3.2	RC drilling

RC drilling has been undertaken by Soletanche Bachy Chile. RC holes and pre-collars were drilled utilizing an Ingersoll Rand TH75 E rig (capacity compressor capacity 1050cfm/350psi) with an additional compressor (900 cfm/350 psi) to lift the capacity of the rig and keep drying the hole when water was intercepted. Holes were drilled with tricone bits with nominal hole diameters of 5.125 inches.

RC drill cuttings are geologically logged and sampled at the drill site. Drill cuttings are sampled from the tricone bit via a cyclone at 1 metre intervals. The 1 metre samples are collected at the drill site in a large plastic bag, weighed, labeled and then transported to the Caspiche site camp (located at an altitude of 3,500 meters). The entire sample is manually split to 1/8th and 7/8th fractions using a single pass of a triple stage riffle splitter. The 1/8th split is then weighed and set aside for compositing, while the 7/8th reject sample is bagged. The 1/8th splits from each 2 consecutive 1m samples are combined to form the 2m field composite for assaying.

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Geological chip logging is conducted in the field using a sample taken from 1 meter sample bag in a sieve. The paper logging sheet includes similar fields to those used for core logging, but also includes a column for sample moisture content. A spoonful of the washed chips is placed in the chip tray as a record of the 1m interval.

The measurement and recording of the diameter of the drill and shoe bits at the commencement of each hole to ensure a maximum of 3 mm tolerance was conducted to correctly record RC recoveries. Average recovery from the 2007/8 RC drilling was 84.3%.

All sample weights are recorded on a paper sheet by a field technician and these are also used to monitor sample recovery.

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13.	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Pre 2007/8 Surface Sampling

Due to nature of the grab and character sampling being conducted, often with only sufficient material to constitute one sample of moderate size, Exeter did not have in place a rigorous sample control protocol with respect to standards and blanks. Field duplicates were collected at several sample sites. No employee, officer, director or associate of Exeter was involved in any aspect of the sample preparation. ALS-Chemex conducted duplicate assays and used laboratory standards with each sample batch submitted.

13.2	Previous Drill Campaigns to 2006

The sample preparation procedures used by Anglo were not described in their reports. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process. The sampling procedures for the Newcrest drilling were described in the previous 43-101 report. “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” dated December 24, 2007. No description of the sample protocols that was followed for the soil and rock chip samples by Anglo and Newcrest were included in their reports. Again it is assumed they would have followed standard industry practice and professional guidelines for this practice.

13.3	Exeter 2006/7 Drill Campaigns

During the 2006/7 drilling program, a total of 1,784 RC drilling samples have been assayed from the project. All samples were analysed by ACME laboratories in Santiago. Duplicate intervals were dispatched to ALS-Chemex La Serena.

Sampling from a wet cyclone and riffle splitter on the drill rig involved collecting a 2 metre composite sample for shipment to the laboratory and a duplicate sample. The rock samples were analysed by using fire assay with an AA finish on a 50 gram charge, and a suite of elements by ICP.

Samples were prepared (ACME code R150) by crushing 1 kilogram to 70% passing 10 mesh, splitting 250 gram and pulverising it to 95% passing 150 mesh. Analysis for gold was by fire assay of 50 gram charges with AAS finish and silver by ICP-1D (aqua regia digestion). If the results for silver were higher than 300 ppm then the sample was re-assayed by gravimetric finish.

A quality control regime was emplaced throughout the 2007 drill program, involving standards, blank and duplicate sampling. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME labs. This represents 8.3% of the sample stream. The methodology for QA/QC sample injection was for every 25 normal rock samples taken during drilling a standard and a blank was inserted. Samples were transported from site to Santiago utilising contract transport group Estafeta and no sample loss was recorded.

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13.4	Exeter 2007/8 Drill Campaign

To date during the 2007/8 drilling program, a total of 1,201 core drilling samples have been assayed from the project. The RC samples collected from the drilling campaign in current progress have not yet been assayed.

All the drilling samples taken during this drilling program were despatched to and prepared by the ALS-Chemex laboratory in La Serena, a ISO-9001:2000 certified laboratory.

13.4.1	Sample preparation

The ALS-Chemex sample preparation procedure conducted for the samples belonging to hole CSD-014 taken from 0 to 676 meters as well as RC sampling comprised:

• Sample receipt and verification
• Drying total sample at 110 oC
• Jaw crush total sample to >70% - 10#
• Homogenization of sample prior to riffle splitting 0.25 kg of - 10# sample
• Pulverisation of entire 0.25 kg sample to >85% passing -200# for analysis.

In late January 2008, the sample preparation methodology (PREP 31) for drill core samples only was refined. The sample preparation for RC chip samples remained unchanged to that noted above. For diamond core CSD-014 (from 676 m to 740.67 meters) and the entire hole CSD-015 and CSD-016 the preparation was modified to retain coarser material for potential future metallurgical testwork while maintaining sampling and assay integrity:

• Sample receipt and verification
• Drying total sample at 110o C
• Jaw crush total sample to >70% - 6mm
• Riffle splitting 1 kg of -6 mm sample and 2 kg of - 6 mm material every 20 samples for a duplicate check sample
• Pulverisation of entire 1 kg sample to >85% passing -200# for analysis.
• Riffle splitting of 250 grams of pulp for analysis.

In late March 2008, following discussion with the Laboratory the sample preparation methodology for drill core samples only was further refined. For diamond core CSD-018 and forwards the preparation was modified to provide suitable coarse crush material for possible metallurgical testwork as follows:

• Sample receipt and verification
• Drying total sample at 110o C
• Jaw crush total sample to >70% - 9.5mm
• Riffle splitting 1 kg of -9.5 mm sample and 2 kg of - 9.5 mm material every 20 samples for a duplicate check sample
• Pulverisation of entire 1 kg sample to >85% passing -200# for analysis.
• Riffle splitting of 250 grams of pulp for analysis.

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13.4.2	Analyses

All 2008 core and RC samples are being sent to ALS-Chemex in La Serena for preparation and subsequent gold analysis by fire assay with an AAS finish (50gm F.A/A.A, 5ppb detection). All samples assaying greater than 1 ppm gold are being routinely re-assayed by ALSChemex to provide a check on the original assay. Copper and silver are being assayed with a four acid digestion and atomic absorption spectroscopy (AAS).

Multi-element assaying has been routinely undertaken by Exeter on the 2007/8 diamond core and RC drilling with the aim to check copper assays by atomic absorption, provide information about molybdenum, lead and zinc along with gold pathfinders, as well as to model the sulphur distribution. ICP assaying started at ALS-Chemex in Lima, and since the beginning of March 2008 has been conducted in ALS-Chemex La Serena. The package being used is ME-MS41 which analyzes 50 elements by aqua regia digestion and a combination of ICP-MS and ICP-AES.

The ALS-Chemex laboratories in Chile, Argentina, Canada and Peru are certified to ISO9001.

13.4.3	Quality Control

Quality control procedures in the ongoing drilling program have included the use of geochemical standards, sample duplicates, and geochemical blanks.

In core samples, Exeter is inserting a geochemical standard or a blank at a frequency of 1 in 10 samples for the core samples. In late January 2008 Exeter requested ALS-Chemex prepare and insert duplicate samples by riffle splitting 2 kg of crushed sample at a frequency of 1 every 20 core samples. Exeter also inserts duplicate RC samples at a frequency of 1 in 30. This is discussed in Section 12.4.3.2 below.

Geochemical standards, blanks or duplicates have been inserted at a frequency of 1 in 10 samples for the RC percussion samples.

13.4.3.1	Assay Standards

Assay standards or Certified Reference Materials, have been used in the ongoing drilling program at Caspiche. Standards have been supplied by Geostats Pty. Ltd, of Perth, Australia.

ALS-Chemex has generally demonstrated good to very good accuracy with assaying of standards. Of 65 standards assayed, 36 (55.3%) were within 5% of the accepted value; 20(30.7%) were within 10% of the accepted value, 7 (10.7%) were within 15% of the accepted value and 2 (3.6%) were higher than 15% of the accepted value (Figures 55 to 58).

There are no assay results yet available from the RC drilling undertaken in 2008.

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The control charts for standards LA 120-1 and G304-9 show that the laboratory results are generally within the +/-5% limit, which is considered satisfactory. Only 2 standards to date have been reported at greater than 15% of the standard value.

12.4.3.2 Duplicate Samples

In late January 2008, Exeter requested ALS-Chemex commence splitting of 2 kg of diamond core crushed sample for the insertion of a duplicate in the sampling series at a frequency of 1 in 20.

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Duplicates samples are being inserted on site at a frequency of 1 in 30 for the 2007/8 RC drilling.
There are no assay results yet available from the RC drilling undertaken in 2007/8.

Of 40 pairs of duplicates assayed, 27 (67.5%) were within 5% of difference; 12 (30%) were within 10% of difference and 1 (2.5%) were within the 15 % of difference. Exeter considers that laboratory assay value for the analytical samples pairs shows a good precision. Precision is defined here as the 95th percentile of the percentage half absolute difference (PHD = |x-y|/(x+y), where x is the original result and y is the duplicate (Figure 59). This is a relative measure of precision allowing comparison of results across the entire grade range.

13.4.3.2	Blanks

For the 2007/8 drilling program, a total of 66 geochemical fine grained blanks prepared from barren quartz have been assayed. Blanks are inserted into the diamond core sample sequence at a frequency of 1 in 20 and into RC sampling at a frequency of 1 in 30.

Of 66 blanks assayed, 52 (78.8%) returned gold values below the detection limit whereas 13 blanks assayed returned gold values within 2x detection limit and just one exceeded the 2x detection limit. These results are considered acceptable. Results are shown in Figure 60 below.

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13.4.3.3	Check Assaying

In the 2007/8 drill program, all samples assaying greater than 1.0 g/t gold have been routinely re-assayed by ALS-Chemex by fire assay (50gm, 0.05 ppm detection). In excess of 90% of check assays are within 15% of the original assay. Results are depicted in Figure 61 below.

At the time of writing no check assaying of 2007/8 drill samples by a second independent laboratory has been completed although this work is planned and should be completed accordingly.

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Figure 61 Check assays for gold > 1 ppm in holes CSD-014, CSD-015 and CSD-016

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14.	DATA VERIFICATION

During D. Williams’ field visit to the Caspiche property in March 2006 was in part aimed to verify previous rock chip sampling, a total of seven samples were taken from clean outcroppings and bagged on site and personally transported to La Serena where they were analysed at the ALS-Chemex laboratory. The reported assay results are listed in Table 14. Copies of the original assay certificates were included in the previous 43-101 report. “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” dated December 24, 2007.

Table 14  Rock Samples Collected by D. Williams
Sample	East	North	Au ppm	Ag ppm	Ba ppm	Hg ppm	Sample Description
1531	473,797	6,936,775	0.011	37.0	680	1.36	Character sample of grey silica overprinting of residual silica altered pyrolcastic
1532	473,810	6,936,777	0.041	7.5	220	0.21	Character sample of grey silica overprinting of residual silica altered pyrolcastic
1533	473,791	6,936,768	0.025	99.7	190	0.99	Character sample of grey silica overprinting breccia matrix with residual silica altered clasts
1534	473,780	6,936,760	0.008	31.9	680	0.54	Character sample of grey silica overprinting massive silicified structures
1535	473,749	6,936,946	0.008	21.0	230	0.7	Float samples of residual silica with grey silica
1536	473,862	6,937,413	0.928	242.0	120	27.5	Character sample of residual silica structure with overprinting by grey silica
1537	473,823	6,937,381	0.061	30.8	650	2.25	Chip-channel over 4m width of FeOx stained brecciated silicified WNW trending structure

Documentation of the work completed on the property primarily by Anglo and Newcrest along with special geologic studies conducted by experts in their particular fields of investigation were described in the previous 43-101 report “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” dated December 24, 2007.

The QA/QC methodology for the Exeter program of 2007/08 summer field season has been documented in section 12 above. A program of blanks, standards and duplicates has been used, and independent laboratory checks will be conducted.

Standards used for the Exeter drill program were sourced from GEOSTATS Pty Ltd, of Perth, Australia. Blank material was sourced from barren outcrop adjacent to the camp site at Caspiche. Two standards used are graphically represented in Figures 55 to 58. Results for the program indicate satisfactory reconciliation of the standard material.

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15.	ADJACENT PROPERTIES

The Santa Cecilia property is located immediately west of the Caspiche property. Information concerning the general geology and chronological data from this property was made public in the Journal of Economic Geology and is referenced in this Technical Report. The ENAMI (Empressa Nacional de Minera) Las Heladas property borders the south of the Caspiche Project. Xstrata holds the Vin property to the East and the Capella Resources Nevada property borders the north of the property.

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16.	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Newcrest 1997 Metallurgical Testing

In 1997, according to scanned documents obtained by Exeter, Newcrest submitted a series of samples representing 6 intercepts of oxide mineralization from the Caspiche Central sector of the property for metallurgical tests at SGS laboratories in Santiago, Chile. Five of the intercepts were 10 metres long, each containing five 2-metre sampling intervals, and one was 12 metres long and contained six 2-metre sampling intervals. In total 31 sample intervals were selected to make the six intercepts.

In a preliminary test program, a 2-hour beaker-agitation cyanide leach test was conducted on a 50 gram sample pulp (nominally -150 #) from each individual 2-metre sampling interval. These 31 small tests were carried out using 100 ml of 10 g/l NaCN solution at 40°C. The 2-hour leach solution was assayed for gold and the amount of gold in solution was compared to the fire assay on a 50 gram charge from a head sample, the proportion in solution being the nominal gold recovery value.

In the main test program, drill cuttings at -10# were provided from each sampling interval and six composites prepared to represent the six intercepts. Bottle roll cyanide leach tests were conducted on unground 2 kg sub-samples of each intercept for a 72-hour period using 2,000 mls of 1 g/l NaCN solution. Solution samples were removed at 2, 4, 8, 12, 16, 24, 36, 48, and 72 hours in order to establish leaching kinetics. The heads and tails were filtered (tails only) dried and pulverized to -150 mesh before being analysed in duplicate for Au and Ag by fire assay using 50 gram charges.

Exeter has assumed that the preliminary test program had the objective of establishing an approximate indication of the upper levels of gold recovery possible and the variability between sample intervals. This is because of the type of sample (assay pulps), small quantity of material and very strong cyanide solutions used. The second bottle-roll program had conditions similar to a conventional first-pass heap-leach amenability program with a greater leaching density (50% solids) and weaker cyanide solution together with a focus on leaching kinetics.

The results can be summarised in Table 15 below:

Table 15 Newcrest - Summary of 1997 Met Testwork
Drill Hole	From	To	Length	Head	Gold Recovery - %Au
Number	(m)	(m)	(m)	g/t Au	Beaker - 2hr	Bottle - 2hr	Bottle - 24 hr	Bottle - 72 hr
CDH 5	18	28	10	1.44	85.1	59.0	70.8	77.8
CDH 5	72	82	10	0.55	87.2	65.5	85.5	87.3
CDH 12	40	50	10	0.51	83.4	60.8	82.4	86.3
CDH 12	50	60	10	0.40	87.5	60.0	80.0	87.5
CDH 26	78	90	12	0.53	74.5	56.6	71.7	75.5
CDH 3	36	46	10	0.87	81.7	62.1	74.7	82.8

In the main bottle-roll program, the 72-hour total gold recoveries ranged from 75.5% to 87.5%, and averaged 82.8% if calculated heads were used. The cyanide consumption ranged between 0.8 to 2.1 kg/t and averaged overall 1.5 kg/t. These 72-hour values were very similar to the average results from the initial beaker tests on the equivalent intercepts. Exeter interpreted the results as indicating that the oxide mineralization tested had reasonable potential for heap leach processing.

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16.2	Exeter 2007 Metallurgical Testing - Epithermal Zone

In March 2007, Exeter geologists submitted three intercept samples from two drill-holes testing the Caspiche epithermal zone to ACME Laboratories in Santiago for cyanide soluble gold assays. ACME procedure AAS 035 uses 200g of pulverised sample in 600mls of 1g/l NaOH and 10g/l NaCN solution and compares the gold in solution after 24 hours of bottle-roll leaching with the result from a 50g gold fire assay.

There were two intercepts from CSDH 2; 52m to 76m (oxidized) and 172m to 178m (sulphide) and one intercept from CSDH 6; 144m to 166m (oxide). The indicated gold dissolution from both the oxide holes was high and averaged 93%. The gold dissolution from the sulphide mineralization was 27%. Cyanide consumption was quite high at 1.5 kg/tonne on one oxide sample and 0.4 kg/tonne on the other which was more encouraging.
Table 16 summarises the ACME results

Table 16 Comparison of Fire Assay and Cyanide Bottle Roll for two significant drillholes.

Drillhole	Depth From	Depth To	Id.Muestra	T. Au Fire Assay		Au Bottle roll Recovery ppm			NaCN Consum Grs/Lt	Comment
CSDH002	52		54 E1080	M	0.174	0.18	103.4		0.75	oxide
CSDH002	54		56 E1081	M	0.051	0.05	98.0		1.34	oxide
CSDH002	56		58 E1082	M	0.34	0.34	100.0		1.04	oxide
CSDH002	58		60 E1083	M	0.325	0.34	104.6		0.31	oxide
CSDH002	60		62 E1084	M	0.564	0.46	81.6		0.16	oxide
CSDH002	62		64 E1085	M	0.301	0.29	96.3		0.16	oxide
CSDH002	64		66 E1086	M	0.755	0.65	86.1		1.04	oxide
CSDH002	66		68 E1087	M	1.428	1.26	88.2		2.42	oxide
CSDH002	68		70 E1088	M	5.105	4.32	84.6		2.39	oxide
CSDH002	70		72 E1089	M	2.934	2.93	99.9		2.80	oxide
CSDH002	72		74 E1090	M	0.406	0.36	88.7		2.30	oxide
CSDH002	74		76 E1091	M	0.435	0.41	94.3	Ave 93.8	2.51	oxide
CSDH002	172		174 E1144	M	2.83	0.69	24.4		1.19	sulphide
CSDH002	174		176 E1145	M	1.276	0.33	25.9		0.16	sulphide
CSDH002	176		178 E1146	M	0.894	0.27	30.2	Ave 26.8	0.75	sulphide
CSDH006	144		146 E1762	M	1.47	1.40	95.2		0.60	oxide
CSDH006	146		148 E1763	M	2.252	2.01	89.3		0.31	oxide
CSDH006	148		150 E1764	M	1.741	1.62	93.0		0.45	oxide
CSDH006	150		152 E1765	M	0.185	0.18	97.3		0.16	oxide
CSDH006	152		154 E1766	M	0.13	0.13	100.0		0.45	oxide
CSDH006	154		156 E1767	M	0.226	0.21	92.9		0.16	oxide
CSDH006	156		158 E1768	M	5.112	5.12	100.2		0.31	oxide
CSDH006	158		160 E1769	M	2.753	2.71	98.4		0.75	oxide
CSDH006	160		162 E1770	M	1.44	1.39	96.5		0.60	oxide
CSDH006	162		164 E1771	M	0.598	0.60	100.3		0.31	oxide
CSDH006	164		166 E1772	M	0.532	0.51	95.9	Ave 96.3	0.60	oxide

16.3	Exeter 2007 Metallurgical Testing - Porphyry Zone

In April 2007, CSDH 013 intersected approximately 300m of mineralization at Caspiche Central, the porphyry zone. This was a reverse circulation (RC) drill hole so only RC chips were available for metallurgical testing. The mineralization encountered at Caspiche appeared to be mainly low grade and similar to other Maricunga deposits that are exploited by heap leaching, such as Kinross’s nearby Refugio operation.

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The author does not normally consider the use of RC chips appropriate for metallurgical testwork, however uncrushed RC chips can give useful indications of heap leach amenability in bottle roll tests, as well as variability between samples. Given the significance of the CSDH 013 intersection and the fact that it was the last hole drilled before winter closed down further exploration, it was decided to carry out a preliminary heap leach amenability program on composites from the hole.

16.3.1	Composite Selection and Weights

Geological input regarding rock type and chemistry within the CSR-013 intersection was limited to the degree of weathering with approximately the first 150m classified as oxide and the deeper 150m sulphide. It was decided to test 20-metre intervals (on average) around the transition zone between oxide and sulphide to judge how things changed down hole.

The average gold grades of the oxide and sulphide zones were similar with the oxide being a little more variable. Silver grades were very low with just a little enrichment in what appears to be a supergene blanket, but not enough to be of economic interest. Copper assays jumped immediately the sulphide zone is encountered but arsenic levels, while varying a little do not appear to increase in the primary zone.

Table 17 Caspiche CSR-013 Metallurgical Composite Selection

Composite	From	To	Length	Au	Ag	As	Cu	Comments
No	m	m	m	ppm	ppm	ppm	ppm
1	2.0	16.0	14.0	0.62	6.4	122	37	Supergene zone?
	16.0	40.0	24.0	0.03	0.0	95	12	Depleted zone - not tested
2	40.0	60.0	20.0	1.17	1.2	130	44	Oxide zone
3	60.0	80.0	20.0	0.93	1.2	194	22	Oxide zone
4	80.0	100.0	20.0	0.85	1.1	280	56	Oxide zone
5	100.0	120.0	20.0	0.88	1.4	277	68	Oxide zone
6	120.0	140.0	20.0	1.52	1.2	363	90	Oxide zone
7	140.0	164.0	24.0	0.82	0.5	231	81	Oxide zone
	164.0	186.0	22.0	0.40	0.6	426	66	Low grade - not tested
8	186.0	204.0	18.0	0.60	0.7	659	54	Transition zone
	196.0	210.0	14.0	0.38	0.1	305	37	Low grade - not tested
9	210.0	230.0	20.0	0.78	0.3	268	1646	Sulphide zone - higher copper
10	230.0	250.0	20.0	0.82	1.0	712	3474	Sulphide zone - higher copper
11	250.0	270.0	20.0	1.03	0.9	307	1752	Sulphide zone - higher copper
12	270.0	290.0	20.0	0.77	0.3	193	2486	Sulphide zone - higher copper
13	290.0	310.0	20.0	0.90	0.4	240	1856	Sulphide zone - higher copper
14	310.0	330.0	20.0	0.87	0.6	313	1873	Sulphide zone - higher copper
15	330.0	344.0	14.0	0.89	0.4	169	1729	Sulphide zone - higher copper

16.3.2	Sample Receipt and Test Planning

Samples were sent by road from Copiapo to SGS Laboratories in Santiago. The individual 2m samples were more variable in weight than anticipated with a range of 2kg to 18kg. There was no obvious explanation for this and together with the geologists it was decided to riffle out approximately 1kg per metre from each interval for compositing (after low-temperature drying) and return the remainder to Copiapo.

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The SGS test brief in summary was:
·	Head assays on all intercepts - Au, Ag and Cu
·	Tests to be carried out on 5kg representative sub-samples of each composite
·	72 hour leach in a standard bottle rolls frame at 33% solids
·	Initial pH 11.0 adjusted with lime and a cyanide concentration of 1g/l NaCN
·	Target pH and NaCN maintained by incremental additions after kinetic sample checks
·	Kinetic samples at 2, 4, 8, 24, 48 and 72 hours with total system weight kept constant. The kinetic samples to be quantitatively accounted for in final calculations
·	Kinetic sample measurements of pH, mg/L NaCN, Au, Ag, Cu,
·	Residue assays for Au, Ag and Cu

16.3.3	SGS Test Results

Unexpected problems occurred with the 5kg composites after the bottle roll leach tests were completed. The pulps were viscous and would not filter in either the Buchner vacuum filters normally used, or in pressure filters. All the composites exhibited this problem, oxide, transition and sulphide.

The difficulties were such that the pulp samples remained in the funnels for days, leading SGS personnel to decide to scoop and siphon pregnant liquor off the top. Eventually very wet cakes, virtually unwashed, had to be sent to ovens for drying. Although a full set of results from the tests was available, it was felt that potential recovery levels would be affected by these problems. Specifically that some gold recovered to solution would be precipitated due to cyanide concentration changes or lost because the solids were not washed.

It was therefore decided to repeat the tests taking precautions to try and make sure the filtration problems did not affect the results. Because SGS had no larger filters or any with greater capacity, it was decided to drop the weights tested back to 1kg and to have two funnels available for each sample. The second series of tests was completed in September and reported in October. There were still significant problems with filtration but at least cakes were made and washed.

A summary of the main test results and parameters for the pair of tests on each composite is given in Table 18 below.

The following points are worth noting
·
Gold dissolutions in the oxide zone were high for this sort of test and approached 90%. This was just as likely to be due to the very fine nature of the RC chips as much as to the amenability of the ore to this sort of work.

·	In the oxide zone the gold also dissolved very quickly. This was probably a better indicator that the oxide material will be amenable to heap leaching than the recovery levels.
·	Gold dissolutions in the sulphide zone were significantly lower and average 60% after 3 days. Also the gold dissolved more slowly.

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Table 18 CSR-013 Composites - Calculated Recoveries and Grades
Comp	Ore Type	Gold Head Analysis			Calc % Recovery			Reagent Cons’n		% Rec
		Geol g/t Au	Assay g/t Au	Calc g/t Au	Au	Ag	Cu	NaCN kg/t	Ca(OH)2 kg/t	Au Max
1 - 5kg	supergene	0.62	0.53	0.77	76.3	26.2	9.1	0.58	2.16	76.3
1 - 1kg	supergene			0.63	79.9	29.0	37.1	0.59	0.70	81.3
2 - 5kg	oxide	1.17	1.18	1.45	87.2	65.2	5.6	1.00	3.74	87.2
2 - 1kg	oxide			1.20	92.6	42.7	4.0	0.87	4.18	92.6
3 - 5kg	oxide	0.93	1.02	1.14	84.7	54.8	7.2	1.24	3.66	86.1
3 - 1kg	oxide			1.14	86.0	49.3	7.7	2.50	4.09	86.0
4 - 5kg	oxide	0.85	0.83	1.01	84.8	44.2	4.9	1.16	3.96	84.8
4 - 1kg	oxide			0.94	84.5	36.5	83.0	1.66	5.27	95.2
5 - 5kg	oxide	0.88	0.92	1.07	90.1	49.9	5.1	1.31	3.63	90.1
5 - 1kg	oxide			1.00	90.3	45.3	5.8	2.90	4.80	96.1
6 - 5kg	oxide	1.52	1.38	1.55	90.1	44.2	9.1	1.31	2.84	93.0
6 - 1kg	oxide			1.74	92.8	48.3	9.9	0.97	4.43	92.8
7 - 5kg	oxide	0.82	0.83	0.91	88.2	23.0	14.4	1.46	3.08	93.6
7 - 1kg	oxide			0.91	93.6	25.0	15.1	1.81	4.25	95.9
8 - 5kg	transition	0.60	0.71	0.79	80.3	17.5	8.4	0.65	1.77	82.5
8 - 1kg	transition			0.75	81.8	19.1	8.6	1.38	2.60	82.6
9 - 5kg	sulphide	0.78	0.74	0.74	52.0	14.1	37.0	3.96	0.59	57.1
9 - 1kg	sulphide			0.69	88.3	14.8	92.7	4.09	1.39	88.3
10 - 5kg	sulphide	0.82	0.83	0.77	63.2	11.0	48.6	2.30	0.73	65.4
10 - 1kg	sulphide			0.94	49.0	22.1	39.7	5.30	1.17	49.0
11 - 5kg	sulphide	1.03	1.00	1.00	48.8	18.6	51.5	2.62	0.67	52.5
11 - 1kg	sulphide			1.08	60.4	7.1	48.6	2.72	1.04	60.4
12 - 5kg	sulphide	0.77	0.80	0.79	61.7	7.7	64.4	4.60	0.80	61.7
12 - 1kg	sulphide			0.73	64.3	13.0	63.6	5.07	1.14	65.6
13 - 5kg	sulphide	0.90	0.89	0.90	52.0	11.0	46.1	2.89	1.15	52.0
13 - 1kg	sulphide			0.92	65.2	22.5	44.8	3.12	1.27	68.0
14 - 5kg	sulphide	0.87	0.95	0.94	56.3	15.7	31.0	2.54	1.32	56.3
14 - 1kg	sulphide			0.96	64.7	13.9	31.8	3.17	1.36	64.7
15 - 5kg	sulphide	0.89	0.93	0.95	62.6	14.2	34.3	2.48	12.1	62.6
15 - 1kg	sulphide			0.92	70.9	17.9	35.0	3.00	2.08	70.9

·	Silver levels in CSR-013 were insignificant except in the near-surface zone. The recoveries even in this composite were low.
·
Copper dissolutions were tracked because of the potential impact on reagent costs. In the oxide zone copper is at insignificant levels and does not appear to dissolve to any great extent. However in the sulphide zone quite the copper levels are potentially significant for cyanide leaching and unfortunately moderate levels dissolve and consume cyanide.

·	Lime consumptions were high in the oxide zone and reduced in the lower primary material. Apparently something in the oxidized material is buffering the lime.
·
Cyanide consumptions were also significantly higher than we would prefer for this grade of material. They were in the same range as previous metallurgical tests in the oxide zone at around 1.5kg/tonne. With sulphide composites cyanide consumption rose sharply reflecting the dissolution of some copper mineral and moved into the 3 to 5kg/tonne range.

·
The 1kg tests generally gave higher recoveries than the 5kg tests and this is thought to be due to the poor filtering in the latter. However in general reagent consumptions were higher in the 1kg tests and at present there is no explanation for this. Currently it is considered to probably be due to some sort of operational or procedural difference in the tests.

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In order to get some better information on the oxidation profile it was decided to carry out sulphur and sulphate analyses on the composites. Not surprisingly the percentage of sulphur present as sulphate correlated very well with the “supergene”, oxide, transition and sulphide zones.

Table 19 Forms of Sulphur in CSR-013 Composites

The sulphur content in the primary zone suggested pyrite or other sulphide concentrations of up to and over 10%. With copper assays only averaging about 0.2%Cu in this zone, the copper to sulphur ratio appeared unfavourable for the contemplation of any sort of flotation circuit, unless higher base metal contents were encountered in future drilling.

16.3.4	Future Work

Based on this preliminary test program, the indications for supergene, oxide and transition material are that these materials may be amenable to heap leach extraction of gold. However the poor filtration characteristics observed with all composites from CSR-013 could mean that some friable and clay-like ores will be difficult to agglomerate and have poor structural strength. In addition, as is common with early scoping style testwork using strong solutions, the consumptions of lime and cyanide in tests to date have been high.

For sulphide material the outlook for economic treatment by heap leaching is doubtful. Gold dissolutions are lower and cyanide consumptions much higher. This will need to be checked and compared with testwork on conventional grind-flotation methods for recovery of copper and gold.

However all these are indications only and conventional testwork on DDH core should be carried out as soon as possible to provide additional guidance as to the economic potential of this deposit. This should include long-period column leaching tests on core crushed to different top sizes where cyanide-soluble copper values are low. In primary mineralization conventional flotation testwork should attempt to obtain economic recoveries and concentrate grades for both copper and gold. Testwork should start once geological interpretations of mineralized rock types have been agreed and after substantial mineralogical characterization of those rock types.

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17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No resource estimates complying with the current CIM Mineral Resource and Mineral Reserve Definitions are known to exist.

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18.	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information known by the author that would be considered to be relevant to the Caspiche project at this time.

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19.	INTERPRETATION AND CONCLUSIONS

19.1	Interpretation

The Caspiche property is in a geological environment similar to other gold-copper deposits in the Maricunga Belt. The dominant mineralization encountered to date is at the Caspiche Central and Caspiche III zones. A number of additional targets have also been defined.

The Caspiche Central hydrothermal system consists of a high sulphidation epithermal gold-copper mineralization at the top which is immediately overlying a porphyry gold-copper quartz stockwork style mineralization at the base. The two systems are telescoped at Caspiche Central where characteristics of both systems are evident by the findings of fluid inclusion studies (by Newcrest), the observed alteration textures and mineral assemblages confirmed by PIMA. The dimensions and grade of the Caspiche Central system are comparable with those encountered in similar mineralized centres on nearby properties such as at Refugio and Cerro Casale.

Caspiche III is characteristic of high levels within a high sulphidation epithermal system based upon alteration textures, mineral assemblages and elevated Au, Ag, Ba and Hg values. No porphyry style mineralization has been intersected by drilling to date on the Caspiche III zone.

Additional targets have been identified predominantly with the extensive use of various geophysical methods.

The data density in terms of surface sampling and drilling are adequate to establish the key components of the exploration model being proposed. Caspiche Central is shown with a high degree of certainty to represent a telescoped portion of a high sulphidation system onto a deeper porphyry gold-copper system. Likewise Caspiche III has been shown to be characteristic of the mid to upper portions of a high sulphidation system. The proposed blind target areas, based upon geologic modelling and supported by geophysical data, are speculative and uncertain by nature.

19.2	Conclusions

Based on a thorough review of the available historic data from previous workers, collecting of surface check rock chip samples, geological mapping, the observed geology and alteration in drill core from Exeter holes and the geochemical assays received to date the authors conclude that the Caspiche Central zone has good potential to contain a large gold-copper resource comparable both in size and grade with other similar mineralization style centres within the Maricunga Belt which have established resources. Significant potential for the discovery of blind mineralization exists beneath the vast areas covered by alluvium. It remains inconclusive whether porphyry style mineralization exists beneath the Caspiche III zone. This zone contains sporadic gold-silver mineralization to the depths drilled to date.

Work to date by Exeter on the property has been successful in defining the presence of a very large potentially economic gold-copper mineralized system. The broad mineralized intersections from diamond drill holes CSD-014, 015 and 016 have confirmed and increased the expectations generated from hole CSR-013 which was Exeter’s first drill hole into the Caspiche Central combined high sulphidation and porphyry system. Additional drilling is required to delineate the limits of the Caspiche Central mineralization and then to define the resource contained within it.

A viable and scientifically based exploration model has been developed for mineralization on the property. This model identifies new targets that are to a degree conceptual in nature.

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20.	RECOMMENDATIONS

The budgeted expenditure proposed for Chile for the period to July 2009 is approximately $15.3 million Canadian dollars (Table 20). Note that drilling, earthworks and assaying accounts for 60% of the projected expenditure during the period.

Table 20 Caspiche - recommended budget to June 09.

Drilling - 40,000 metres	8,100,000
Assaying	640,000
Geological supervision and management	1,400,000
Field technicians	420,000
Field camp, travel etc	3,600,000
Environmental, water, metallurgy etc	400,000
Miscellaneous consultants	50,000
Sub-total	14,610,000
Contingency - 5%	730,500
Total	$15,340,500

The aims of future drilling are to:

·	define the limits of mineralization for the Caspiche Central deposit.
·	establish both oxide and sulphide resources for Caspiche Central.
·	test the various additional targets that were defined with the assistance geophysics along with any new targets that may be defined by the ongoing and future geophysical programs and modelling; and
·	assess the potential for buried porphyry style mineralization beneath the Caspiche III sector.

Additional MT geophysical surveying is proposed to assist in prioritizing of buried targets as well as exploring for new anomalous zones. Examples of similar systems at Cerro Casale and Refugio indicate that mineralization such as that defined at Caspiche Central frequently occur as cluster deposits with mineralized centres developed along a favourable structural trend.

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CASPICHE PROJECT - Technical Report

21.	REFERENCES

Cantina, M., Jefe Propiedad Minera, Anglo American Chile, Av. Pedro de Valdivia 291, Providencia, Santiago, Chile

Corbett, G., 2004: Epithermal and Porphyry Gold - Geologic Models, PACRIM 2004 Mining Conference in Northern Territory, Australia

Drobeck, P. & Gonzalez, E., 1997: Caspiche Project F204 Progress Report, Internal Unpublished Newcrest Report.

1998: Informe de Temporada, Internal Unpublished Newcrest Report.

Lopez, F., 2007: QA/QC - Control de Calidad - Proyecto Caspiche., Internal Unpublished Exeter Memorandum, dated July 2007.

Nesbitt, B. & Muehlenbachs, K., 1998: Memo on Oxygen Isotopes, Internal Newcrest Progress Report, Appendix 3

Mir, P., Lawyer, Grasty Quitana Majlis & Cia., Enirque Foster Sur 20, 9th Floor, Santiago, Chile

Mpodozis, C., 1998: Memo on K/Ar Geochronology, Internal Unpublished Newcrest Progress Report, Appendix 4

Muntean, J. & Einaudi, M., 2001: Porphyry-Epithermal Transition: Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 96, pp. 743-772

Perkins, J. & Beckton, J, 2007: Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, 43-101

Sillitoe, R. McKee, E. Vila, T 1991: Reconnaissance K-Ar Geochronology of the Maricunga Gold-Silver Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1261-1270

Sillitoe, R. H., 1991: Gold Metallogeny of Chile an Introduction, Journal of Economic Geology, Vol. 86, 1991, pp. 1187-1205

Skewes, A., 1998: Thermometric Analysis of Fluid Inclusions in Samples from the Maricunga Belt, Chile, Internal Unpublished Newcrest Progress Report, Appendix 2

Toro, J.C., 1987: Proyecto Caspiche, Informe de Temporada, Internal Unpublished Anglo Report.

1988:  Proyecto Caspiche, Informe de Temporada, Internal Unpublished Anglo Report.

1990: Proyecto Caspiche, Informe de Temporada, Internal Unpublished Anglo Report.

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CASPICHE PROJECT - Technical Report

Vila, T., & Sillitoe, R., 1991: Gold-Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260

Williams, D., 2006: Technical Report and Proposed Exploration for the Caspiche Property. Internal Unpublished Exeter Report, dated July 25th 2006.

EXETER RESOURCE CORPORATION	APRIL 2008

CERTIFICATES OF THE QUALIFIED PERSONS

Matthew T. Williams

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina” dated April 28, 2008 (the “Technical Report”) to which this certificate applies, I, Matthew T. Williams do hereby certify that:

1.	I am a geologist and Exploration Manager - Argentina & Chile for Exeter. My address is Martín Zapata 445, Ciudad (5500), Mendoza, Republica Argentina.

2.	I am a graduate of the Queensland University of Technology and obtained a Bachelor of Applied Science - Applied Geology in 1987.

3.	I am a member in good standing of the Australian Institute of Mining and Metallurgy (MAusIMM).

4.
I have worked as a geologist in exploration and advanced projects for the last 15 years in publicly listed companies. Gold projects that I have had a significant association with in either their development and/or operations include Tom’s Gully (N.T., Australia), Ravenswood (Qld., Australia), Mount York (W.A., Australia), Pueblo Viejo (Dominican Republic), and Don Sixto (Mendoza Province, Argentina).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Cerro Moro project was from 13 March 2008 to 16 March 2008 inclusive.

7.	I am responsible for all sections, except section 16, of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.	I have had prior involvement with the Cerro Moro project; namely, I have managed field exploration of the project since May 2005, and have visited the site on numerous occasions.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

Jerry Perkins

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina” dated April 28, 2008 (the “Technical Report”) to which this certificate applies, I, Jerry Perkins do hereby certify that:

1.	I am a metallurgist. My address is Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia

2.	I am a graduate of the University of Manchester Institute of Science & Technology (UMIST) and obtained a B.Sc. (Hons Chem. Eng.) in 1968.

3.	I am a member in good standing of the Australian Institute of Mining and Metallurgy (FAusIMM) and a Chartered Professional (Metallurgy).

4.
I have worked as a senior manager of mineral developments and operations for the last 30 years both in publicly listed companies and as an independent consultant. Gold projects that I have had a significant association with in either their development and/or operations include Selwyn (Qld, Australia), Red Dome (Qld., Australia), Kanowna Belle (WA, Australia), Granny Smith (WA, Australia), Sunrise (WA, Australia), Jinfeng (Guizhou, Peoples Republic of China), Beaconsfield (Tas. Australia).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Cerro Moro project was from 14 April 2008 to 19 April 2008 inclusive.

7.	I am responsible for section 16 of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.
I have had prior involvement with the Cerro Moro project; namely, I have visited the site on several occasions to review the mineralization at first hand in drill core, to select specific drill core intercepts for metallurgical testwork and to ensure that the sampling and packing procedures for those samples was in accordance with best practice. I have also visited the mineral tenements and surrounding areas with a view to assessing project development concepts and planning environmental baseline studies.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Simon Richard Jeremy Perkins - BSc Hons. (Chem Eng.), CP, FAusIMM,

CONSENTS OF QUALIFIED PERSONS

Matthew T. Williams

Matthew T. Williams
Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA
Telephone:	+54 261 4203415
Fax:	+54 261 4293426

CONSENT

To:	TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Matthew T. Williams, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina”, with an effective date of April 28, 2008 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

Jerry Perkins

Jerry Perkins, B.Sc. (Hons Chem. Eng.), C.P., FAusIMM
Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia
+61299544699
+61299381020

CONSENT

To:	TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Jerry Perkins, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina”, with an effective date of April 28, 2008 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 28 day of April, 2008.

[ORIGINAL SIGNED]
__________________
Simon Richard Jeremy Perkins - BSc Hons. (Chem Eng.), CP, FAusIMM,

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report & Proposed Exploration for Caspiche Project , Region III, Chile” dated April 26, 2008 (the “Technical Report”) to which this certificate applies, I, Glen Van Kerkvoort do hereby certify that:

1.	I am a geologist. My address is 124 Mons School Road, Buderim, QLD 4557, Australia

2.	I obtained a B.Sc from University of Southern Queensland (USQ) in 1993 and completed an honours program at the CODES Key Center, University of Tasmania in 1995.

3.	I am a member in good standing of Society of Economic Geologists and am a Registered Practicing Geologist with the Australian Institute of Geoscientists.

4.
I have worked as Chief Geologist with Exeter for the past 3 years. Prior to that I was exploration manager for Brancote in Argentina and later Patagonia Gold for 3 years from 2002 to 2005. I worked as a Senior Geologist for Barrick principally on the Pascua-Lama high sulphidation epithermal gold-silver deposit from 1999 to 2002. From 1995 to 1999 I worked for Climax Mining in various positions from field geologist through to managing their Ecuadorian operations.

My professional career has focused on precious and base metal exploration in South America, principally gold +/- copper. I have worked on numerous projects at early stages through to advanced stages of exploration including Don Sixto (Argentina), Pascua-Lama-Veledero (Chile & Argentina), Esquel (Argentina), Cerro Moro (Argentina) and Caspiche (Chile).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Caspiche project was from 25 March 2008 to 29 March 2008 inclusive.

7.
I am responsible for the Summary, Introduction, Reliance on Other Experts, Property Description and Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography, History, Geological Setting, Deposit Types, Exploration, Adjacent Properties, Mineral Resource and Mineral Reserve Estimates, Other Relevant Data and Information, Interpretation and Conclusions and the Recommendations sections of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.
I have had prior involvement with the Caspiche project; namely, I visited the project site and a potential infrastructure site on various occasions from 2005 to the present date to review the geology and work being conducted on the mineral tenements prior to and during drilling. I have visited the project office in Copiapo on four occasions to inspect drill core, review procedures and develop concepts for future drill targeting and property exploration.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of May, 2008.

Glen Van Kerkvoort

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report & Proposed Exploration for Caspiche Project , Region III, Chile” dated April 26, 2008 (the “Technical Report”) to which this certificate applies, I, Gustavo L.A. Delendatti do hereby certify that:

1.	I am a geologist. My address is Los Tilos 1080 -sur- Rivadavia (5400) San Juan, Argentina.

2.
I am a graduate of the University of San Juan, Argentina, and obtained a Bachelor in Geological Science (Hons) in 1996. I am a graduated of the University of San Juan, Argentina with a PhD in Geological Science in 2005

3.	I am a member in good standing of the Australian Institute of Geoscientists (MAIG) and the Geological Association of Argentina.

4.
I have worked as a geologist for a total of 13 years in publicly listed exploration companies. I have worked as project manager in the Don Sixto low sulphidation gold - silver deposit (Argentina) for Exeter Resources. I have worked as a project geologist in Veladero high sulphidation gold - silver deposit (Argentina) for Minera Homestake and as exploration geologist in Río Frio, Chezanco and Poposa projects (Argentina) for Western Mining Corporation, Argentina. I have involved as field geologist in Grass-roots exploration in northwest Argentina (for Río Algom) and in Patagonia Argentina (for Western Mining Corporation).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the <Caspiche> project was from <8 April 2008> to <26 April 2008> inclusive.

7.	I am responsible for sections Mineralisation, Drilling, Sampling Method and Approach, Sample Preparation, Analyses and Security and Data Verification sections of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.	I have had prior involvement with the Caspiche project; namely, I am involved as project manager in Caspiche since November, 2007.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of May, 2008.

“DR. Gustavo L.A. Delendatti”

________________________________________                                                           (seal)
DR. Gustavo L.A. Delendatti

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report & Proposed Exploration for Caspiche Project , Region III, Chile” dated April 26, 2008 (the “Technical Report”) to which this certificate applies, I, Jerry Perkins do hereby certify that:

1.	I am a metallurgist. My address is Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia

2.	I am a graduate of the University of Manchester Institute of Science & Technology (UMIST) and obtained a B.Sc. (Hons Chem. Eng.) in 1968.

3.	I am a member in good standing of the Australian Institute of Mining and Metallurgy (FAusIMM) and a Chartered Professional (Metallurgy).

4.
I have worked as a senior manager of mineral developments and operations for the last 30 years both in publicly listed companies and as an independent consultant. Gold projects that I have had a significant association with in either their development and/or operations include Selwyn (Qld, Australia), Red Dome (Qld., Australia), Kanowna Belle (WA, Australia), Granny Smith (WA, Australia), Sunrise (WA, Australia), Jinfeng (Guizhou, Peoples Republic of China), Beaconsfield (Tas. Australia).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Caspiche project was from 11 April 2008 to 13 April 2008 inclusive.

7.	I am responsible for the Mineral Processing and Metallurgical Testing sections of the Technical Report.

8.	I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9.
I have had prior involvement with the Caspiche project; namely, I visited the project site and a potential infrastructure site in November 2007 to review the mineral tenements during preparation for drilling and the start of environmental studies. I have visited the project office in Copiapo on two occasions to inspect drill core, review procedures and develop concepts for future geotechnical and metallurgical tests.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of May, 2008.

“Jerry Perkins”

_________________________________________
Jerry Perkins

CASPICHE PROJECT - Technical Report

Glen Van Kerkvoort, BSc. (Hons Min. Ex.), RPGeo MAIG
124 Mons School Road, Buderim, QLD 4557, Australia
+61 7 5476 9362
+61 434 034 220
Email: glenvk@bigpond.com

CONSENT

To:	TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Glen Van Kerkvoort, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled“Technical Report & Proposed Exploration for Caspiche Project , Region III, Chile ”, with an effective date of April 26th , 2008 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 2nd day of May, 2008.

Glen Van Kerkvoort

EXETER RESOURCE CORPORATION	APRIL 2008
1

CASPICHE PROJECT - Technical Report

Gustavo L. A. Delendatti
Exeter Resource Corporation
Los Araucanos 2106, Providencia, Santiago de Chile, REPUBLICA DE CHILE
Telephone:      56 2 2314617
Fax:                  56 2 2314617
Email: gustavo@exeterresource.com

CONSENT

To:	TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Gustavo L. A. Delendatti, PhD., BSc (Hons) - Geology, MAIG, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled “Technical Report & Proposed Exploration for Caspiche Project , Region III, Chile”, with an effective date of April 26th , 2008, (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 2nd day of May, 2008.

“Gustavo L. A. Delendatti”

Gustavo L. A. Delendatti, PhD., BSc (Hons) - Geology, MAIG

EXETER RESOURCE CORPORATION	APRIL 2008
2

CASPICHE PROJECT - Technical Report

Jerry Perkins, B.Sc. (Hons Chem. Eng.), C.P., FAusIMM
Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia
+61299544699
+61299381020

CONSENT

To:	TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To:	Exeter Resource Corporation

I, Jerry Perkins, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled“Technical Report & Proposed Exploration for Caspiche Project , Region III, Chile”, with an effective date of April 26th , 2008 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about May 6, 2008 (the “Prospectus”). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 2nd day of May, 2008.

“Jerry Perkins”

Jerry Perkins, B.Sc. (Hons Chem. Eng.), C.P., FAusIMM

EXETER RESOURCE CORPORATION	APRIL 2008
3